As filed with the Securities and Exchange Commission on July 3, 2008

Registration No. 333-149163

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MEDPRO SAFETY PRODUCTS, INC.
(Exact name of Registrant as specified in its charter)
Nevada	3841	91-2015980
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

817 Winchester Road, Suite 200
Lexington, KY 40505
(859) 225-5375
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Walter Weller
President and Chief Operating Officer
817 Winchester Road, Suite 200
Lexington, KY 40505
(859) 225-5375

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Alan K. MacDonald
Frost Brown Todd LLC
400 West Market Street, Suite 3200
Louisville, Kentucky 40202
(502) 589-5400
(502) 581-1087 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _________________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value per share	1,806,223	$3.63	$ 6,556,589	$257.67
Common Stock, $0.001 par value per share, issuable upon the exercise of stock purchase warrants	2,843,552	$3.63	10,322,094	405.66
Total (2)	4,649,775	$3.63	$16,878,683	$663.33

(1) In accordance with Rule 457(c), this price is estimated solely for purposes of calculating the registration fee and is based upon the average of the bid and asked prices of the common stock as reported on the OTC Bulletin Board on February 6, 2008.

(2) Pursuant to Rule 416 under the Securities Act of 1933 the registrant is also registering such additional indeterminate number of shares as may become necessary to adjust the number of shares as a result of a stock split, stock dividend or similar adjustment of its outstanding common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 3, 2008

PROSPECTUS

MedPro Safety Products, Inc.

4,649,775 Shares of
Common Stock

This prospectus relates to offers and resales or other dispositions by certain of our stockholders of up to 4,649,775 shares of common stock, par value $0.001 per share, including up to 2,843,552 shares issuable upon the exercise of warrants.

These shares may be sold by the selling stockholders from time to time in the over-the-counter market or on any national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the disposition of these shares by the selling stockholders, other than as a result of the exercise for cash of warrants held by the selling stockholders.

No underwriter or other person has been engaged to facilitate the sale of shares of common stock in this offering. The selling stockholders may be deemed underwriters of the shares of common stock that they are offering.

We will bear all costs, expenses and fees in connection with the registration of these shares. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

Our common stock is currently quoted on the OTC Bulletin Board “MPSP.BB.” On June 25, 2008, the last reported sale price of our common stock on the OTC Bulletin Board was $4.90 per share. As of June 25, 2008 we had 13,285,072 shares of common stock outstanding.

Investing in our common stock involves significant risks. Please read carefully the information under the headings “RISK FACTORS” beginning on page 3 and “FORWARD-LOOKING STATEMENTS” on page 13 of this prospectus before you invest in our common stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______________, 2008.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	3
Forward-Looking Statements	14
Determination of Offering Price	15
Use of Proceeds	15
Dividend Policy	15
Market Price of our Common Stock	16
Selling Stockholders	17
Reorganization and Preferred Stock Sale	19
Management’s Discussion and Analysis of Financial Condition and Results of Operation	21
Business	28
Management	36
Executive Compensation and Other Matters	37
Certain Relationships and Related Party Transactions	38
Beneficial Stock Ownership by Principal Shareholders and Management	44
Description of Capital Stock	45
Shares Eligible for Future Sale	51
Plan of Distribution	53
Legal Matters	55
Experts	55
Where You Can Find More Information	55
Index to Consolidated Financial Statements	F-1

     You should rely only on the information contained in this prospectus. Neither we, nor the selling stockholders have authorized anyone to provide prospective investors with information different from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information included in this prospectus is accurate as of any date other than the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations, cash flows and/or future prospects may have changed since that date. Information contained on, or accessible through, our website is not part of this prospectus.

     Neither we, nor the selling stockholders are making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to our common stock if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

     In this prospectus we rely on and refer to information and statistics regarding the medical safety device industry. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

     No action is being taken in any jurisdiction outside the United States to permit public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

     Safe-Mate®, Needlyzer™ and Key-Lok™ are our registered trademarks.

PROSPECTUS SUMMARY

     This summary highlights selected information that is contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

     On December 28, 2007, our predecessor MedPro Safety Products, Inc., a Delaware corporation, merged with and into Dentalserv.com, a Nevada corporation with nominal assets and no active operations whose common stock was registered under the Securities and Exchange Act of 1934. In the merger, the combined corporation was renamed “MedPro Safety Products, Inc.” In this prospectus, unless otherwise indicated or the context otherwise requires, all references to “we” or “us” before the December 28, 2007 merger, are to the Delaware corporation. References after the December 28, 2007 merger are to the Nevada corporation that resulted from the merger and succeeded to the business of the Delaware corporation.

Our Company

     MedPro Safety Products, Inc. has developed and acquired a portfolio of medical device safety products incorporating proprietary needlestick prevention functionalities. Our present strategy focuses on developing and commercializing four products in three related product sectors: blood collection devices, syringes for the clinical healthcare market, and intravenous devices. Our objective for each of our products is to enter into a strategic agreement with one of more major medical product distribution firms. Whenever possible, these agreements would be on a minimum volume basis in which the distributor would be obligated to purchase a minimum quantity of units at a fixed price per unit. We plan to outsource the production of all of our products to established medical safety device manufacturers.

     Currently, we have entered into a minimum volume agreement with one such distribution partner for one model of our blood collection devices. We expect to commence delivery during the fourth quarter of 2008, assuming we can complete our production arrangements with a medical device manufacturer by October 1, 2008. We are discussing the potential terms of distribution arrangements with respect to a second model of a blood collection device, a proprietary safety syringe and a needleless intravenous access line. Our longer-term product development plans include prefilled pharmaceutical safety syringes and a needleless intravenous line based on patents and designs we control. We have invested approximately $12 million in technology to date, including patent, regulatory, compliance, acquisition, and marketing efforts.

     Our principal executive offices are located at 817 Winchester Road, Suite 200, Lexington, Kentucky 40505 and our telephone number is (859) 225-5375. Our website is http://www.medprosafety.com. The information on our website is not intended to be part of this prospectus.

Recent Reorganization

     On December 28, 2007, in connection with a financing in which we sold securities to institutional investors for $13 million, we completed a business combination with Dentalserv.com (“DSRV” or “Dentalserv”), a Nevada corporation with nominal assets and no active business, whose shares were registered under the Securities Exchange Act of 1934, as amended. On that date, the following transactions occurred concurrently:

  The 5,625,550 shares of DSRV common stock then outstanding were combined into 1,406,387 common shares in a 1-for-4 reverse stock split.

  Our predecessor MedPro Safety Products, Inc., a Delaware corporation, merged into DSRV. The combined company issued 11,284,754 of its common shares to former shareholders of our predecessor corporation in the merger and 593,931 common shares as a financial advisory fee.

  The combined company, a Nevada corporation, changed its name from “Dentalserv.com” to "MedPro Safety Products, Inc."
  Vision Opportunity Master Fund, Ltd. (“Vision”), a Cayman Island investment fund that owned approximately 89.4% of the DSRV common stock before the merger, and three other accredited investors purchased $13 million of newly issued shares of a new series of Series A Convertible Preferred Stock (“Series A Stock”) and warrants to purchase our common stock. We received approximately $11.6 million in net offering proceeds from the sale of these securities.

As a result of these transactions:

  The combined company continues our historical business, which is developing and marketing medical safety devices incorporating proprietary needlestick prevention technology, as described in the “Business” section beginning on page 28.
  The management of our predecessor company became the management of the combined company, and four persons designated by our predecessor company now comprise the board of directors of the combined company, as described under “Management”, beginning on page 36.

The Offering

     This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 4,649,775 shares of common stock. Of the shares being registered, 2,843,552 shares are issuable upon the exercise of stock purchase warrants by our Series A Stockholders. All of the shares, when sold, will be sold by these selling stockholders. The selling stockholders may sell their shares of common stock from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any of the proceeds from the disposition of these shares by the selling stockholders, other than as a result of the exercise of warrants held by the selling stockholders for cash.

Risk Factors

     See “Risk Factors” and other information included in this prospectus for a discussion of certain factors that you should carefully consider before investing in our common stock.

RISK FACTORS

     An investment in our common stock involves a number of risks. You should carefully read and consider the following risks as well as the other information contained in this prospectus, including the financial statements and the notes to those financial statements, before making an investment decision. The realization of any of the risks described below could have a material adverse affect on our business, financial condition, results of operations, cash flows and/or future prospects. The trading price of our common stock could decline due to any of these risks, and you could lose part or all of your investment. The order of these risk factors does not reflect their relative importance or likelihood of occurrence.

Risks Relating to Our Business

MedPro has incurred losses since inception. We may incur net losses in the foreseeable future and may never become profitable.

     Since MedPro’s inception in 1995, it has incurred significant losses and negative cash flows from operations. We incurred losses from operations of $1,021,281 in 2006 and $3,282,599 in 2007. As of March 31, 2008, we had an accumulated deficit of $23,278,126. We anticipate incurring additional losses for at least several more fiscal quarters. We expect to spend significant resources over the next few years to fund the development of our pipeline of potential products. To date, we have derived only limited revenue from the sale of two products, both of which have been discontinued. Our ability to generate revenues and become profitable will depend on our ability to timely, efficiently and successfully develop and commercialize more products. We cannot assure you that we will ever become profitable. If we sustain losses over an extended period of time, we may be unable to continue our business.

We expect we will need substantial additional funding to develop our products and for our future operations. If we cannot obtain the funds necessary to do so, we may be required to delay, scale back or eliminate our product development or may be unable to continue our business.

     The development of our products will require substantial funds to obtain regulatory approvals and bring our products to market. Net cash used in operations was $2,769,000 in 2005, $2,229,000 in 2006 and $1,500,000 in 2007. We may need financing in addition to our current cash on hand from the December 2007 offering and our cash from operations to meet our planned capital needs through 2008. Our future capital requirements will depend on many factors, including:

  the progress and costs of our research and development programs, including our ability to develop our current portfolio of medical safety products, or to identify, acquire and develop new ones;
  the time and cost involved in obtaining regulatory approvals;
  the cost of manufacturing our products;
  competing technological and market developments;
  our ability to establish and maintain arrangements with third parties to assist in bringing our products to market and the cost of such arrangements;
  costs associated with the integration of any new operation, including costs relating to future mergers and acquisitions with companies that have complementary capabilities;
  expenses related to the establishment of sales and marketing capabilities;
  the level of our sales and marketing expenses; and
  our ability to introduce and sell new products.

     We anticipate we will need to raise additional funds to support our future expansion and growth plans, and we may need additional capital sooner than currently anticipated. Our funding requirements may change as a result of many factors, including underestimates of budget items, unanticipated cash requirements, delays in bringing our products to market, future product and service opportunities, and future business combinations.

     We cannot be certain that additional financing will be available on acceptable terms, or at all. To the extent we raise additional capital through the sale of equity securities, the ownership position of our existing stockholders could be substantially diluted. If additional funds are raised through the issuance of preferred stock or debt securities, these securities are likely to have rights, preferences and privileges senior to our common stock. Fluctuating interest rates could also increase the costs of any debt financing we may obtain. To the extent we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our products, or grant licenses on unfavorable terms.

     Failure to successfully address liquidity requirements will have a material adverse effect on our business. If we are unable to obtain additional capital on acceptable terms when needed, we may be required to take actions that harm our business and our ability to achieve cash flow in the future, including possibly the surrender of our rights to some technologies or product opportunities, delaying our clinical trials or curtailing or ceasing operations.

We may be unable to comply with restrictions imposed by the terms of our indebtedness, which could result in a default under these instruments.

     Our debt instruments impose a number of restrictions on us, some of which become more restrictive over time. A failure to comply with these restrictions could adversely affect our ability to borrow under our revolving credit facility or result in an event of default under our debt instruments. Our debt instruments contain financial and other covenants that create limitations on our ability to, among other things, incur additional debt, and require us to maintain various financial ratios and comply with various other financial covenants. These covenants include the following:

  maintain a ratio, as of December 31, 2007 and any date thereafter, of (a) net income plus interest, income taxes, depreciation, and amortization expense to (b) the sum of annual interest expense and current maturities of long term debt, of greater than or equal to 1.50 to 1.00;
  maintain a tangible net worth, meaning net worth less intangible assets, of not less than (i) $4,500,000 as of December 31, 2007, (ii) $5,000,000 as of December 31, 2008, (iii) $5,500,000 as of December 31, 2009, and (iv) $6,000,000 as of December 31, 2010, and at all times thereafter; and
  maintain a ratio, as of December 31, 2007 and any date thereafter, of (a) total outstanding liabilities minus debt to persons other than the lender which has been subordinated to the lender to (b) net worth less intangible assets plus debt to persons other than the lender which has not been subordinated to the lender, of less than or equal to (i) 2.00 to 1.00 for 2008, (ii) 1.75 to 1.00 for 2009, (iii)1.50 to 1.00 for 2010, and (iv) 1.25 to 1.00 on December 31, 2010 and all times thereafter.

     We were not in compliance with these covenants as of December 31, 2007. We obtained a waiver of the non-compliance until December 31, 2008, although we cannot assure you that we will remain in compliance in subsequent periods.

     In the event of a default, our lenders could terminate their commitments to us and declare all amounts borrowed, together with accrued interest and fees, immediately due and payable. If this were to occur, we might not be able to pay these amounts or we might be forced to seek amendments to our debt agreements which could make the terms of these agreements more onerous for us and require the payment of amendment or waiver fees. Failure to comply with these restrictions, even if waived by our lenders, also could adversely affect our credit ratings, which could increase our costs of debt financings and impair our ability to obtain additional debt financing. While the lenders have, to date, waived any covenant violations and amended the covenants, there is no guarantee they will continue to do so if future violations occur.

Our future growth depends upon the development of new products, and there can be no assurance that we will be able to develop them.

     A significant element of our strategy is to increase revenue by focusing on products that deliver greater benefits to patients, healthcare workers and researchers. The development of these products requires significant research and development, significant financial resources, clinical trials and regulatory approvals. The results of our product development efforts may be affected by a number of factors, including our ability to innovate, develop, acquire and manufacture new products, complete clinical trials, obtain regulatory approvals and reimbursement in the United States and abroad, or gain and maintain market approval of our products. In addition, patents obtained by others could preclude or delay our commercialization of a product. There can be no assurance that any products now in development or that we may seek to develop in the future will achieve technological feasibility, obtain regulatory approval, or gain market acceptance.

Even if we receive regulatory approval for our products, those products may never be commercially successful.

     Even if we develop medical safety products that obtain the necessary regulatory approval, and we have access to the necessary manufacturing, sales, marketing and distribution capabilities that we need, our success depends to a significant degree upon the commercial success of those products. If our products fail to achieve or subsequently maintain market acceptance or commercial viability, our business would be significantly harmed because our future royalty revenue or other revenue would depend upon sales of these products. Many factors may affect the market acceptance and commercial success of our products, including:

  the timing of market entry as compared to competitive products;
  the rate of adoption of new medical safety products by hospital, clinics and medical practitioners;
  convenience and ease of administration;
  pricing;
  marketing;
  availability of alternative products; and
  activities by our competitors.

We will rely on third parties to manufacture our medical safety products.

     Our business strategy relies on third parties to manufacture and produce our medical safety devices in accordance with good manufacturing practices established by the FDA, or similar regulations in other countries. Our products may compete with other products or companies for access to these facilities and may be subject to delays in manufacture if third parties give other products greater priority than our products. These third parties may not deliver sufficient quantities of our products, manufacture our products in accordance with specifications, or comply with applicable government regulations. In addition, if the manufactured products fail to perform as specified, our business and reputation could be significantly harmed.

     We cannot assure you that manufacturers on whom we will depend will be able to successfully produce our products on acceptable terms, or on a timely or cost-effective basis. We cannot assure you that manufacturers will be able to manufacture our products in accordance with our product specifications or will meet FDA or other requirements. We must have sufficient and acceptable quantities of our products to conduct our clinical trials and to market, if and when the products have been approved by the FDA for marketing. If we are unable to obtain sufficient and acceptable quantities of our products, we may be required to delay the marketing and distribution of our products. If our contract manufacturers are not satisfying our needs and we decide not, it could be difficult and very expensive to change suppliers or to establish our own manufacturing capabilities. Any change in the location of manufacturing would require FDA inspection and approval, which could interrupt the supply of products and may be time-consuming and expensive to obtain. If we are unable to identify alternative contract manufacturers that are qualified to produce our products, we may have to temporarily suspend the production of products, and would be unable to generate revenue from the sale of products.

If we do not comply with applicable regulatory requirements in the manufacture and distribution of our products, we may incur penalties that may inhibit our ability to commercialize our products and adversely affect our revenue.

     Our failure or the failure of our potential third party manufacturers to comply with applicable FDA or other regulatory requirements including manufacturing, quality control, labeling, safety surveillance, promoting and reporting may result in criminal prosecution, civil penalties, recall or seizure of our products, total or partial suspension of production or an injunction, as well as other regulatory action against us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of our products, including a withdrawal of such products from the market. The occurrence of any of these events would negatively impact our business and results of operations.

Product defects could adversely affect the results of our operations.

     The design, manufacture and marketing of medical devices involve certain inherent risks. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the product can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by the FDA or similar governmental authorities in other countries), and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs, as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Any of the foregoing circumstances could have a material adverse effect on our, financial condition or cash flows.

The medical device industry is very competitive.

     The medical device industry is subject to rapid technological changes, and we face significant competition across our product lines and in each market in which our products are sold. We face this competition from a wide range of companies. These include large medical device companies, which have greater financial and marketing resources than MedPro. We also face competition from firms that are more specialized than we are with respect to particular markets. Non-medical device companies, including pharmaceutical companies, also offer alternative therapies for disease states that may be delivered without a medical device. In addition, some competitors have established manufacturing sites or have contracted with suppliers located in China and other low-cost manufacturing locations as a means to lower their costs. New entrants may also appear, particularly in these low-cost countries.

     The development of new or improved products, processes or technologies by other companies may make our products or proposed products obsolete or less competitive and may materially adversely affect our earnings, financial condition or cash flows.

Many potential competitors, including those who have greater resources and experience than we do, may develop products or technologies that make ours obsolete or noncompetitive.

     Many companies are engaged in developing medical safety devices. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Technological developments by others may result in our products and technologies becoming obsolete. Significant competitors include Baxter International and Becton Dickinson. Most of our current and potential competitors have substantially greater research and development capabilities and financial, regulatory, manufacturing, marketing, sales, human resources, and experience than we do. Many of our competitors have several products that have already been developed, approved and successfully commercialized, or are in the process of obtaining regulatory approval for their products in the United States and internationally. Many of these companies have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, and production facilities. Our competitors may succeed in developing technologies or products that are more effective, safer, more affordable or more easily commercialized than ours, and our competitors may obtain intellectual property protection or commercialize products sooner than we do. Developments by others may render our product candidates or our technologies obsolete. Our failure to compete effectively would have a significant adverse effect on our business, financial condition and results of operations.

Our operations are subject to governmental regulation associated with the medical safety device industry, the operation and enforcement of which may restrict our ability to carry on our business.

     The development, manufacture, and marketing of products sold by us will be subject to extensive regulation by various government agencies, including the U.S. Food and Drug Administration and the U.S. Federal Trade Commission, as well as various state and local agencies. These agencies regulate production processes, product attributes, packaging, labeling, advertising, storage, and distribution. These agencies establish and enforce standards for safety, purity, and labeling. In addition, other governmental agencies (including the U.S. Occupational Safety and Health Administration), establish and enforce health and safety standards and regulations in the workplace. We will seek to comply at all times with all such laws and regulations. We will also seek to obtain and maintain all permits and licenses relating to our operations that are necessary so that our facilities and practices comply with applicable governmental laws and regulations. Nevertheless, there is no guarantee that we will be able to comply with any future laws and regulations. Our failure to comply with applicable laws and regulations could subject us to civil remedies including fines, injunctions, recalls or seizures as well as potential criminal sanctions. As a result of such regulations, we may encounter a variety of difficulties or extensive costs, which could delay or preclude us from marketing our products or continuing or expanding our operations. We cannot predict if all necessary approvals will be granted or that if granted, any approval will be received on a timely basis. If approvals are not obtained or are delayed, this may also preclude us from marketing its products, or continuing or expanding its operations.

We cannot guarantee that any of our strategic acquisitions, investments or alliances will be successful.

     While our strategy to increase revenue growth is driven primarily by development of products based on technology it owns or controls, we will seek to supplement our growth through strategic acquisitions, investments and alliances. Such transactions are inherently risky. Any number of factors may affect the success of any acquisition, investment or alliance including our ability to properly assess and value the potential business opportunity or to successfully integrate it into our existing business. There can be no assurance that any past or future transaction will be successful or that the transaction will not materially adversely affect our earnings, financial condition or cash flows.

Our operations depend in part on patents and other intellectual property rights.

     Our businesses rely on patent, trademark and other intellectual property rights. While we do not believe that the loss of any one patent or other intellectual property asset would materially affect our operations, these intellectual property assets, in the aggregate, are of material importance to our business. We can lose the protection afforded by these intellectual property assets through patent expirations, legal challenges or governmental action. Patents attained by competitors, particularly as patents on our products expire, may also adversely affect our competitive position. The loss of a significant portion of our portfolio of intellectual property assets may have a material adverse effect on its earnings, financial condition, or cash flows.

Our ability to compete in the medical device market may decline if we do not adequately protect our proprietary technologies.

     Our success depends in part on our ability to obtain and maintain intellectual property that protects our technologies and our products, including rights we have licensed. Patent positions may be highly uncertain and may involve complex legal and factual questions, and we cannot predict the extent to which we may enforce these claims against our competitors. It may be necessary or useful for us to participate in opposition proceedings to determine the validity of our competitors’ patents or to defend the validity of any of our or our licensor’s future patents, which could result in substantial costs and would divert our efforts and attention from other aspects of our business. In addition, patent law outside the United States is uncertain and in many countries intellectual property laws are undergoing review and revision. The laws of some countries do not protect intellectual property rights to the same extent as domestic laws. Therefore, the degree of future protection for our proprietary rights is not certain, which could have a significant adverse effect on our business, financial condition and results of operations.

     Technologies we license from others, or in-licensed technologies, are important to our business. The scope of our rights under our licenses may be subject to dispute by our licensors or third parties. Our rights to use these technologies and to practice the inventions claimed in the licensed patents are subject to our licensors abiding by the terms of those licenses and not terminating them. In particular, we have agreed to use commercially reasonable efforts to develop and commercialize some of our significant licensed technology. If we fail to comply with those obligations, we may lose some of the rights that enable us to utilize this technology, and our ability to develop products could be seriously hampered.

     In addition, we may in the future acquire rights to additional technologies by licensing rights from existing licensors or from third parties. Such in-licenses may be costly. Also, we generally do not control the patent prosecution, maintenance or enforcement of in-licensed technologies. Accordingly, we may not be able to exercise the same degree of control over this intellectual property as we could over internally developed technologies.

Disputes concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and extremely costly and could delay our research and development efforts.

     Our commercial success, if any, will be significantly harmed if we infringe the patent rights of third parties or if we breach any license or other agreements that we have entered into with regard to our technology or business. We are not currently a party to any litigation or any potentially adverse proceeding with regard to our patent or trademark positions.

     If we become involved in litigation, interference proceedings, oppositions, reexamination, protest or other potentially adverse intellectual property proceedings as a result of alleged infringement by us of the rights of others or as a result of priority of invention disputes with third parties, we might have to spend significant amounts of money, time and effort defending our position and we may not be successful. In addition, any claims relating to the infringement of third-party proprietary rights or proprietary determinations, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources, or require us to enter into royalty or license agreements that are not advantageous to us. If we do not have the financial resources to support such litigation or appeals, we may forfeit or lose certain commercial rights. Even if we have the financial resources to continue such litigation or appeals, we may lose. If we lose, we may be forced to pay very substantial damages; we may have to obtain costly license rights, which may not be available to us on acceptable terms, if at all; or we may be prohibited from selling products that are found to infringe the patent rights of others.

     Uncertainties resulting from initiation and continuation of any patent proceeding or related litigation could harm our ability to compete and could have a significant adverse effect on our business, financial condition and results of operations. An adverse ruling arising out of any intellectual property dispute could undercut or invalidate our intellectual property position. An adverse ruling could also subject us to significant liability for damages, including possible treble damages, prevent us from using technologies or developing products, or require us to negotiate licenses to disputed rights from third parties. Although patent and intellectual property disputes in the technology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include license fees and ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all. Failure to obtain a license in such a case could have a significant adverse effect on our business, financial condition and results of operations.

If we acquire products, technologies or other businesses, we will incur a variety of costs, may have integration difficulties and may experience numerous other risks that could adversely affect our business.

     To remain competitive, we may decide to acquire additional businesses, products and technologies. We have limited experience in identifying acquisition targets, successfully acquiring them and integrating them into our current infrastructure. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future without a significant expenditure of operating, financial and management resources, if at all. In addition, future acquisitions could require significant capital infusions and could involve many risks, including, but not limited to:

  we may have to issue convertible debt or equity securities to complete an acquisition, which would dilute our stockholders and could adversely affect the market price of our common stock;
  an acquisition may adversely affect our results of operations because it may require us to incur large one- time charges to earnings, amortize or write down amounts related to goodwill and other intangible assets, or incur or assume substantial debt or liabilities, or it may cause adverse tax consequences, substantial depreciation or deferred compensation charges;
  we may encounter difficulties in assimilating and integrating the business, technologies, products, personnel or operations of companies that we acquire;
  certain acquisitions may disrupt our relationship with existing customers, distributers or suppliers who compete with the acquired business;

  acquisitions may require significant capital infusions and the acquired businesses, products or technologies may not generate sufficient revenue to offset acquisition costs;
  an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;
  acquisitions may involve the entry into a geographic or business market in which we have little or no prior experience; and
  key personnel of an acquired company may decide not to work for us.

Any of the foregoing risks could have a significant adverse effect on our business, financial condition and results of operations.

To the extent we enter markets outside of the United States, our business will be subject to political, economic, legal and social risks in those markets, which could adversely affect our business.

     There are significant regulatory and legal barriers in markets outside the United States that we must overcome to the extent we enter or attempt to enter markets in countries other than the United States. We will be subject to the burden of complying with a wide variety of national and local laws, including multiple and possibly overlapping and conflicting laws. We also may experience difficulties adapting to new cultures, business customs and legal systems. Any sales and operations outside the United States would be subject to political, economic and social uncertainties including, among others:

  changes and limits in import and export controls;
  increases in custom duties and tariffs;
  changes in currency exchange rates;
  economic and political instability;
  changes in government regulations and laws;
  absence in some jurisdictions of effective laws to protect our intellectual property rights; and
  currency transfer and other restrictions and regulations that may limit our ability to sell certain products or repatriate profits to the United States.

Any changes related to these and other factors could adversely affect our business to the extent we enter markets outside the United States.

We may encounter difficulties managing our growth, which could adversely affect our business.

     Our success will depend on the ability of our officers and key employees to continue to improve our operational capabilities and our management information and financial control systems, and to expand, train and manage our work force. We will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 for the first time in 2008, and will be required to provide a management report on internal control over financial reporting in connection with our annual report on Form 10-K for the year ending December 31, 2008. We are preparing for compliance with Section 404 by strengthening, assessing and testing our system of internal controls, but have not yet completed this process. If we are unable to successfully implement improvements to our management information and financial control systems in an efficient and timely manner, or if we encounter deficiencies in existing systems and controls, our management may not have adequate information to manage our day-to-day operations and our inability to manage our growth effectively could increase our losses.

We depend on our key personnel, and the loss of their services may adversely affect our business.

     We are highly dependent upon the efforts of our senior management team. The death or departure of any of our key personnel could have a material adverse effect on our business. In particular, the loss of W. Craig Turner, our Chairman and Chief Executive Officer, could significantly impact our ability to operate and grow the business and could cause performance to differ materially from projected results.

We could face labor shortages which could slow our growth.

     Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees necessary to keep pace with our expansion plans. Qualified individuals of the requisite caliber and number needed to fill these positions are in short supply in some areas. Any material increases in employee turnover rates could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs.

We may be sued for product liability, which could adversely affect our business.

     Because our business strategy involves the development of commercial products and sale of those products by us or our distribution partners, we may be sued for product liability. We may be held liable if any product we develop and commercialize causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing, sale or consumer use. In addition, the safety studies we must perform and the regulatory approvals required to commercialize our medical safety products, will not protect us from any such liability. We carry product liability insurance. Currently, our coverage limits are $1 million per event, $2 million annual aggregate coverage for both our products liability policy. We also intend to seek product liability insurance for any approved products that we may develop or acquire. However, if there are product liability claims against us, our insurance may be insufficient to cover the expense of defending against such claims, or may be insufficient to pay or settle such claims. Furthermore, we may be unable to obtain adequate product liability insurance coverage for commercial sales of any of our approved products. If such insurance is insufficient to protect us, our results of operations will suffer. If any product liability claim is made against us, our reputation and future sales will be damaged, even if we have adequate insurance coverage.

Risks Relating to Ownership of Our Common Stock

Our future operating results may fluctuate and cause the price of our common stock to decline.

     We expect that our sales and operating results will continue to fluctuate significantly from quarter to quarter due to various factors, many of which are beyond our control. The factors that could cause our operating results to fluctuate include, but are not limited to:

  Our ability to identify and acquire medical safety device safety technologies with commercialization potential;
  Our ability to successfully develop and bring products to market, including our success in obtaining regulatory approvals;
  Our ability to successfully increase sales of our products and expand into new markets;
  Our ability to obtain additional financing on satisfactory terms;
  Our ability to attract and retain qualified employees;
  Changes in the costs we pay; and
  Governmental regulation associated with the medical safety products industry.

If our sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could significantly decline.

The price of our common stock is expected to be volatile and an investment in our common stock could decline in value.

     We expect the market price of our common stock to be highly volatile. The following factors, in addition to other risk factors described in this prospectus, and the potentially low volume of trades in our common stock, may have a significant impact on the market price of our common stock, some of which are beyond our control:

  the announcement of new products or services by us or our competitors;
  quarterly variations in our and our competitors’ results of operations;
  changes in earnings estimates or recommendations by securities analysts;
  developments in our industry;

  general market conditions; and
  other factors, including factors unrelated to our own operating performance or the condition or prospects of our industry.

     Further, the stock market in general, and securities of small-cap companies in particular, can experience extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. You should also be aware that price volatility might be worse if the trading volume of our common stock is low.

We cannot assure you that an active trading market for our common stock will develop.

     Since our common stock is eligible for trading on the OTC Bulletin Board, our shareholders may find it difficult to obtain accurate quotations of our common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price. We cannot assure you that an active trading market for our common stock will develop. Accordingly, trades may occur very infrequently, and holders of our common stock must assume they may have to bear the economic risk of an investment in our common stock for an indefinite period of time.

Our common stock may be considered a “penny stock” and may be difficult to sell.

     The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market or exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock may drop below $5.00 per share and therefore may be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of our stockholders to sell their shares.

A significant number of the shares of common stock will be eligible for sale, and their sale could depress the market price of our common stock.

     The sale of a significant number of shares of our common stock in the public market could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market pursuant to Rule 144 under the Securities Act of 1933, this registration of the shares, and releases of lock-up agreements, the supply of our common stock will increase, which could decrease its market price. On December 28, 2007, we issued 11,878,685 shares of common stock in connection with our merger with Dentalserv.com and an additional 6,668,230 shares of convertible preferred stock and warrants to purchase up to 25,286,691 shares of our common stock in a private placement to accredited investors. Beginning on January 4, 2009, some or all of the shares of common stock issued in connection with the merger or that may be issued upon the conversion of the preferred stock or (in certain circumstances) the exercise of the warrants may be offered from time to time in the open market pursuant to Rule 144. In addition, the holders of our preferred stock and stock purchase warrants may offer the shares of common stock issuable upon the conversion of the preferred stock or the exercise of the warrants pursuant to this prospectus. Sales by either of these means may have a depressive effect on the market for the shares of common stock.

     In general, a person who has held shares of restricted common stock for a period of six months and is not an affiliate of the issuer of those securities, may sell those shares into the market. An initial twelve month holding period applies to shareholders who received their shares in our merger. An affiliate who has held restricted shares for the applicable holding period, upon filing of a notification on Form 144 with the SEC, may sell shares of restricted common stock into the market in an amount up to the greater of 1% of the outstanding shares of common stock or the average weekly number of shares sold in the last four weeks before such sale. An affiliate may sell this number of shares once each three months. Our officers and directors and certain persons related to them are subject to lock-up provisions relating to shares of common stock that will prevent the sale or transfer of their shares of common stock until 180 days after the effective date of the resale registration statement of which this prospectus is a part.

Our stockholders may experience future dilution.

     Our articles of incorporation permit our board of directors, without shareholder approval, to authorize shares of preferred stock, which may also be issued by the board of directors without shareholder approval. The board of directors may classify or reclassify any preferred stock to set the preferences, rights and other terms of the classified or reclassified shares, including the issuance of shares of preferred stock that have preference rights over the common stock with respect to dividends, liquidation, voting and other matters or shares of common stock having special voting rights. The issuance of additional shares of our capital stock could be substantially dilutive to your shares and may negatively affect the market price of our common stock.

Substantial future issuances of our common stock could depress our stock price.

     The market price for our common stock could decline, perhaps significantly, as a result of issuances of a large number of shares of our common stock in the public market or even the perception that such issuances could occur. We recently issued 6,668,230 shares of convertible preferred stock and warrants to purchase up to 25,286,691 shares of our common stock in a private placement to accredited investors. Sales of a substantial number of these shares of our common stock, or the perception that holders of a large number of shares intend to sell their shares, could depress the market price of our common stock. In addition, the registration rights of the holders of our preferred stock and stock purchase warrants could make it more difficult for us to raise funds through future offerings of our equity securities.

Our stockholders may experience additional dilution upon the exercise of warrants.

     We recently issued warrants to purchase up to 25,286,691 shares of our common stock in a private placement to accredited investors. The exercise of the warrants could decrease the net tangible book value of our common stock.

If we do not comply with the registration rights granted to certain shareholders of our restricted securities, we may be required to pay damages to them.

     We have agreed to use our commercially reasonable efforts to have the “resale” registration statement of which this prospectus forms a part declared effective by the SEC as soon as possible and, in any event, within 150 days after the filing (or within five days after receipt of a no review letter from the SEC), and to maintain its effectiveness until such time as all securities registered under the “resale” registration statement have been sold or are otherwise able to be sold under Rule 144 of the Securities Act without regard to volume limitations, whichever is earlier. We cannot assure you that we will be able to follow the required procedures or obtain or maintain the effectiveness of the registration statement of which this prospectus forms a part. Subject to certain exceptions, if the registration statement of which this prospectus forms a part is declared effective by the SEC and then ceases to remain effective, if effectiveness is suspended for more than 30 days, of if trading in our common stock is suspended or it ceases to be quoted on or is delisted from the Over the Counter Bulletin Board for more than three business days, then we must pay as liquidated damages to each Series A Stockholder an amount in cash equal to 1.5% of the stockholder’s purchase price for the Series A Stock it then holds for each calendar month or portion thereof from the date of the event triggering the obligation until the applicable event is cured; provided that the amount of liquidated damages payable at any time and from time to time will not exceed an aggregate of 20% of the amount of the stockholder’s purchase price.

We do not intend to pay dividends in the foreseeable future.

     For the foreseeable future, we intend to retain any earnings to finance the development of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize their investment.

As a public company, we will be subject to extensive corporate governance and disclosure regulations that will result in additional operating expenses.

     We expect to incur significant legal, accounting and other expenses as a result of becoming a public company in December 2007. Corporate governance requirements, requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC will significantly increase our legal and financial compliance costs and make some administrative functions more time-consuming and costly. Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires the management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors to attest to the effectiveness of such internal controls and the evaluation performed by management. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board has adopted documentation and attestation standards that the independent auditors must follow in conducting its attestation under Section 404. We are currently preparing for compliance with Section 404; however, there can be no assurance that we can effectively meet all of the requirements of Section 404 as currently known to us in the currently mandated timeframe. Any failure to implement effectively new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause it to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on its stock price.

     We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause our stock price to decrease substantially.

     Because we operated as a private company without public reporting obligations before the merger, we had limited personnel and resources to assist the development of the external reporting and compliance obligations that would be required of a public company. We have taken and will continue to take measures to address and improve our financial reporting and compliance capabilities and we are in the process of instituting changes to satisfy our obligations in connection with joining a public company, when and as such requirements become applicable to us. Before taking these measures, we did not believe we had the resources and capabilities to do so. We plan to obtain additional financial and accounting resources to support and enhance our ability to meet the requirements of being a public company. We will need to continue to improve our financial and managerial controls, reporting systems and procedures, and documentation thereof. If our financial and managerial controls, reporting systems or procedures fail, we may not be able to provide accurate financial statements on a timely basis or comply with the Sarbanes-Oxley Act of 2002 as it applies to us. Any failure of our internal controls or our ability to provide accurate financial statements could cause the trading price of our common stock to decrease substantially.

FORWARD-LOOKING STATEMENTS

     This prospectus contains statements about future expectations, activities and events that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. The words “believe,” “may,” “should,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “plan,” “strive” or similar words, or the negatives of these words, identify forward-looking statements.

     Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the numerous risks and uncertainties discussed in the “Risk Factors” section of this prospectus, factors that could contribute to those differences include, but are not limited to:

  We operate in a highly competitive environment. New product introductions by our current or future competitors could adversely affect our ability to compete in the global market.
  The ability of our competitors with greater financial resources to develop and introduce products and services that enable them to compete more successfully than us
  The continued service of key management personnel.
  Our ability to attract, motivate and retain qualified employees.
  Changes in government laws and regulations affecting the medical device industry, sales practices, price controls, licensing and regulatory approval of new products, or changes in enforcement practices with respect to any such laws and regulations.
  Difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, or gain and maintain market approval of products, as well as the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights, all of which can preclude or delay commercialization of a product.
  Potential litigation or other proceedings, including product liability and patent infringement claims adverse to us.
  The effects, if any, of adverse media exposure or other publicity regarding our business, products or operations.
  Product efficacy or safety concerns resulting in product recalls, regulatory action on the part of the FDA (or foreign counterparts) or declining sales.
  Our ability to maintain favorable supplier arrangements and relationships with manufacturers and distributors of our products.

     Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. These statements speak only as of the date of this prospectus (or an earlier date to the extent applicable). We do not intend to update these statements unless applicable laws require us to do so.

DETERMINATION OF OFFERING PRICE

     We are not selling any of the common stock that we are registering. The common stock will be sold by the selling stockholders listed in this prospectus. The selling stockholders may sell the common stock at the market price as of the date of sale or a price negotiated in a private sale. Our common stock is currently quoted on the OTC Bulletin Board (OTCBB.com) under the symbol “MPSP.”

USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, but will receive proceeds from any exercises of warrants held by the selling stockholders for cash. We intend to use the net proceeds generated by warrant exercises, if any, for general corporate purposes. We cannot estimate how many, if any, of the warrants will be exercised as a result of this offering. We will bear all costs, expenses and fees in connection with the registration of shares of our common stock to be sold by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

DIVIDEND POLICY

     We do not anticipate declaring or paying any dividends in the foreseeable future. We anticipate that for the foreseeable future we will follow a policy of retaining earnings, if any, in order to finance the expansion and development of our business. Payment of dividends is within the discretion of MedPro’s board of directors and will depend upon earnings, capital requirements, and operating and financial condition, among other factors.

MARKET PRICE OF OUR COMMON STOCK

     Since December 31, 2007, our common stock has traded on the OTC Bulletin Board under the symbol “MPSP.BB”. Dentalserv.com’s common stock traded on the OTCBB under the symbol “DSRV.BB” beginning in April 2006 and through December 28, 2007. There is no established trading market for our convertible preferred stock.

     The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for our common stock as reported on the OTC Bulletin Board. The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions. Prices have been adjusted to reflect the 1-for-4 reverse stock split that as of December 31, 2007.

Period		Bid Price
Year	Quarter	High	Low
2008	Second	$ 4.95	$3.30
	First	6.00	2.00
2007
	Fourth	3.00	1.28
	Third	2.04	1.24
	Second	5.60	1.40
	First	15.00	14.00
2006
	Fourth	16.00	11.20
	Third	12.00	6.00
	Second	8.20	1.26

SELLING STOCKHOLDERS

     This prospectus covers the resale by selling stockholders of up to 4,649,775 shares of common stock, comprised of 1,812,031 shares currently issued and outstanding, and 2,843,552 shares issuable upon the exercise of warrants to purchase our common stock by our Series A Stockholders.

     The table sets forth as of June 25, 2008, (1) the name of each selling stockholder, (2) the number of shares of our common stock beneficially owned by each selling stockholder, (3) the maximum number of shares of common stock that the selling stockholders can sell pursuant to this prospectus assuming the conversion of all of the Series A Stock and the exercise of all warrants held, (4) the number of shares of our common stock that will be beneficially owned by each selling stockholder assuming all of the shares they are offering pursuant to this prospectus are sold, and (5) the percentage ownership of our outstanding common stock that each selling stockholder will hold after the offering.

     Although we have assumed for purposes of the table that the selling stockholders will sell all of the shares offered by this prospectus, we are unaware of any present intent to sell such shares and no assurance can be given as to the actual number of shares that will be sold, if at all. Except as set forth below, no selling stockholder has held any position, office or other material relationship with us or our predecessor MedPro Safety Products or affiliates during the past three years.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)(2)	Maximum Number of Shares of Common Stock to be Offered (2)	Number of Shares of Common Stock Beneficially Owned After the Offering (1)	Percentage Ownership After Offering (3)
Vision Opportunity
Master Fund,
Ltd.(4)
Vision Capital
Advisors LLC
Adam Benowitz	30,416,096	3,900,266	26,515,830	9.9%

Sands Brothers
Venture Capital II
LLC (5)
Scott Baily, Chief
Operating Officer	230,823	29,599	201,224	1.5%

Sands Brothers
Venture Capital III
LLC (6)
Scott Baily, Chief
Operating Officer	923,295	118,394	804,901	2.5%

Sands Brothers
Venture Capital IV
LLC (7)
Scott Baily, Chief
Operating Officer	384,705	49,331	335,374	4.9%

MedPro common
shareholders
eligible to register
shares (8)	4,352,849	552,185	3,800,664	28.6%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock which can be acquired under options or warrants that are currently exercisable, or which will become exercisable no later than 60 days after June 25, 2008, are deemed outstanding for the purposes of computing the percentage of the person holding such options or warrants, but not deemed outstanding for the purposes of computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown beneficially owned by them.

(2)	Includes all shares issuable upon the conversion of Series A Stock and the exercise of stock purchase warrants without regard to restrictions on conversion and exercise. However, the certificate of designations for the Series A Stock provides that the Series A Stock may only be converted into a number of shares of common stock that would cause the converting or exercising holder to beneficially own a maximum of 9.9% of the shares of common stock then outstanding. The stock purchase warrants provide that they may only be exercised for a number of shares of common stock that would cause the converting or exercising holder to beneficially own a maximum of 4.9% of the shares of common stock then outstanding.

(3)	Based on 13,285,072 shares of common stock outstanding as of May 13, 2008 and assumes that (i) all of the shares offered hereby are sold; (ii) all of the shares owned before the offering, but not offered hereby, are not sold; and (iii) none of our outstanding convertible securities, other than the warrants relating to the common stock covered by this prospectus, are converted into shares of common stock. Footnote (2) describes the restrictions on Series A Stockholders ability to convert their Series A Stock and exercise their warrants.

(4)	Vision is offering 1,254,038 shares of common stock currently outstanding plus 2,646,228 shares of common stock underlying warrants purchased in the private placement completed on December 28, 2007.

Vision purchased the warrants in the ordinary course of business, at which time, Vision had no arrangements or understandings, directly or indirectly, with any person to distribute the securities. In addition to the shares offered hereby, Vision also owns 6,155,288 shares of Series A Stock convertible into 6,155,288 shares of common stock and warrants to purchase 20,360,542 shares of common stock. Adam Benowitz, Managing Member of Vision Capital Advisors LLC, has voting and investment power with respect to the securities owned by Vision.

(5)	Sands Brothers Venture Capital LLC II is offering 29,557 shares of common stock underlying warrants purchased in the private placement completed on December 28, 2007. The selling stockholder purchased the securities in the ordinary course of business, at which time it had no arrangements or understandings, directly or indirectly, with any person to distribute the securities. Scott Baily, Chief Operating Officer of the selling stockholder, has voting and investment power with respect to the securities owned by the selling stockholder.

(6)	Sands Brothers Venture Capital LLC III is offering 118,227 shares of common stock underlying warrants purchased in the private placement completed on December 28, 2007. The selling stockholder purchased the securities in the ordinary course of business, at which time it had no arrangements or understandings, directly or indirectly, with any person to distribute the securities. Scott Baily, Chief Operating Officer of the selling stockholder, has voting and investment power with respect to the securities owned by the selling stockholder.

(7)	Sands Brothers Venture Capital LLC IV is offering 49,261 shares of common stock underlying warrants purchased in the private placement completed on December 28, 2007. The selling stockholder purchased the securities in the ordinary course of business, at which time it had no arrangements or understandings, directly or indirectly, with any person to distribute the securities. Scott Baily, Chief Operating Officer of the selling stockholder, has voting and investment power with respect to the securities owned by the selling stockholder.

(8)	Our registration rights agreement with the four Series A Stockholders named in the table above permits the holders of common stock who received common shares in the December 28, 2007 merger and who are not affiliates of MedPro or otherwise subject to a lock-up agreement with the Series A Stockholders to include a pro rata portion of their shares in this offering. The process by which eligible shareholders may elect to exercise this registration right is currently ongoing. The name and address of each shareholder who elects to offer common shares and the number of shares beneficially owned and offered by each named selling shareholder will be included when the election process has been completed.

REORGANIZATION AND PREFERRED STOCK SALE

     On December 28, 2007, in connection with a financing in which we sold securities to institutional investors for $13 million, we completed a business combination with Dentalserv.com, a Nevada corporation with nominal assets and no active business, whose shares were registered under the Securities Exchange Act. On that date, the following transactions occurred concurrently:

  The 5,625,550 shares of DSRV common stock then outstanding were combined into 1,406,387 common shares in a 1-for-4 reverse stock split.

  Our predecessor MedPro Safety Products, Inc., a Delaware corporation, merged into DSRV. The combined company issued 11,284,754 of its common shares to former shareholders of our predecessor corporation in the merger and 593,931 common shares as a financial advisory fee.

  The combined company, a Nevada corporation, changed its name from “Dentalserv.com” to "MedPro Safety Products, Inc."

  Vision Opportunity Master Fund, Ltd., a Cayman Island investment fund that owned approximately 89.4% of the DSRV common stock before the merger, and three other accredited investors purchased $13 million of newly issued shares of a new series of Series A Convertible Preferred Stock and warrants to purchase our common stock. We received approximately $11.6 million in net offering proceeds from the sale of these securities.

As a result of these transactions:

  The combined company continues our historical business, which is developing and marketing medical safety devices incorporating proprietary needlestick prevention technology, as described in the “Business” section beginning on page 27.

  The management of our predecessor company became the management of the combined company, and four persons designated by our predecessor company now comprise the board of directors of the combined company, as described under “Management”, beginning on page __.

     The following table shows the ownership of our common stock by our directors and officers as a group, the Series A Stockholders, and our non-affiliate shareholders upon completion of the merger with DRSV and assuming the conversion of all of the Series A Stock and the exercise of all warrants for cash.

Shareholder	Common shares	Price per share (1)	Aggregate warrant exercise price	Percentage of common stock

Upon completion of the merger

Directors and officers of MedPro	8,124,885				61.2%
Preferred stockholders	1,254,038				9.4
Non-affiliate shareholders	3,906,149				29.4

TOTAL	13,285,072	$1.75			100.0%

Assuming conversion of all Series A
Stock and exercise of all
warrants for cash

Directors and executive officers of
MedPro
Common stock	8,124,885	1.75		17.8%
Other warrants	533,458	1.81		1.2

					19.0
Non-affiliate shareholders	3,906,149	1.75			8.5
Preferred stockholders
Common stock	1,254,038	1.75		2.7
Series A Stock	6,668,230	1.95		14.6
A Warrants	6,668,230	1.81	$12,069,496	14.6
B Warrants	6,668,230	1.99	13,269,778	14.6
J Warrants	5,975,116	2.18	13,025,753	13.0
C Warrants	5,975,116	2.18	13,025,753	13.0

					82.5

TOTAL	45,773,289		$51,390,780		100.0%

(1)	Represents the valuation per share of common stock negotiated between MedPro and the Series A Stockholders, the conversion price of the preferred stock, or the exercise price of the warrants, as applicable. Before the merger, there had never been a trading market for our common stock, so the price in any stock transaction had been determined by direct negotiations between the parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

     The following discussion and analysis of the results of operations and financial condition of MedPro Safety Products, Inc. for the three month period ended March 31, 2008, and for the fiscal years ended December 31, 2007 and 2006 should be read in conjunction with our audited financial statements, our unaudited interim financial statements and the notes to those financial statements that are included elsewhere in this prospectus. References in this Management’s Discussion and Analysis or Plan of Operations to “us,” “we,” “our,” and similar terms refers to MedPro Safety Products, Inc. This discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Words such as “anticipate,” “estimate,” “plan,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions are used to identify forward-looking statements.

Overview

     MedPro Safety Products, Inc. has developed and acquired a portfolio of medical safety products and technologies incorporating proprietary needlestick prevention functionalities. We currently focus on developing, producing and distributing passive safety technology in four product segments: clinical, phlebotomy, pharmaceutical, and intravenous.

     Our strategy for the next 24 months focuses on completing the steps necessary to commence distribution of four additional products in three related product sectors. We plan to enter into strategic partnership agreements with major medical products distribution partners, which whenever possible would be fixed minimum volume contracts. We have entered into one such agreement for one model of our blood collection devices and are negotiating the terms of distribution arrangements with respect to a second model. In addition, we are discussing the terms of a similar distribution arrangement with potential partners for a proprietary safety syringe product with an “anti-blunting” feature and a prefilled pharmaceutical safety syringe. Our product development plans also include a needleless intravenous line based on patents and designs we control.

     On December 28, 2007, we completed a reverse takeover merger with Dentalserv, a Nevada corporation with nominal assets and no active business whose shares were registered under the Securities Exchange Act. The reverse takeover merger was a condition to the purchase our Series A Stock and stock purchase warrants by four institutional investors for $13 million under the terms of the preferred stock purchase agreement with them. On that date, the following transactions occurred concurrently:

  The 5,625,550 shares of DSRV common stock then outstanding were combined into 1,406,387 common shares in a 1-for-4 reverse stock split.
  Our predecessor, a Delaware corporation, merged into DSRV. The combined company issued 11,284,754 of its common shares to former shareholders of our predecessor corporation in the merger and 593,931 common shares as a financial advisory fee. The combined company, a Nevada corporation, changed its name from “Dentalserv.com” to "MedPro Safety Products, Inc."
  Four investment funds purchased $13 million of newly issued shares of Series A Convertible Preferred Stock and warrants to purchase our common stock. We received approximately $11.6 million in proceeds from the sale of these securities, net of offering fees and expenses.

We accounted for these transactions as capital transactions in which we issued:

  1,406,387 shares of common stock to the DRSV shareholders for the net monetary assets of the shell corporation;
  6,668,229 shares of convertible preferred stock and warrants to purchase 25,820,150 common shares to the investors for $13,000,000; and

  593,931 shares of common stock and warrants to purchase 533,458 shares of common stock and also paid $1,040,000 in cash as an advisory fee.

     We valued the warrants according to the Black-Scholes method, based on the assumptions described in Note 10 of the Notes to Financial Statements as of December 31, 2007. We also increased the retained deficit by $3,975,120 and increased additional paid in capital by the same amount effective on December 28, 2007 to reflect the intrinsic value of the right to convert the Series A Stock into common stock. The $3,975,120 amount represents the approximately $0.60 difference per share between the $1.81 liquidation value per share of the preferred stock and the $1.21 per share value of the warrants. This amount would normally be amortized over the period between the issue date and the conversion date, but because the Series A Stock is convertible immediately upon issuance, the entire amount was charged to retained earnings as a deemed dividend and an increase to additional paid in capital.

     Historically, we have generated revenues from sales of two products -- the Safe-Mate Dental Safety Needle, a single-patient, multi-injection safety needle designed for the dental market, and the Needlyzer, a legacy needle disposal device. We discontinued marketing the Needlyzer in 2004, and have subsequently been liquidating our inventory through sales from time to time to a distributor in Africa.

     We recently determined to cease offering Safe-Mate as part of our product portfolio, effective as of the end of the first quarter of 2008. We have not generated material revenue during the time we marketed the product, and we concluded Safe-Mate no longer presents a sustainable opportunity moving forward. All of the products that MedPro currently has under development or is planning for the future incorporate passive safety designs. As a result of Safe-Mate’s non-passive design and limited sales, we decided to focus on what we now view as our core technology and technological distinction in the sharps risk reduction marketplace.

     Our financial results and operations in future periods will depend upon our ability to enter into sales and distribution agreements for our products currently under development so we can generate sustained revenues from our portfolio of products and technologies. We have invested approximately $12 million in our technology to date, including patent, regulatory, compliance, acquisition, and marketing efforts. Our operations are currently funded from the proceeds from sales of securities and borrowing from commercial lenders and related parties.

Critical Accounting Estimates and Judgments

     Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant accounting policies that are believed to be the most critical to fully understanding and evaluating the reported financial results include revenue recognition, inventory valuations for slow moving items, recoverability of intangible assets and the recovery of deferred income tax assets.

     We recognize sales and associated cost of sales when delivery has occurred and collectability is probable. There have been minimal returns for credit, so no reserve for product returns has been established. We provide for probable uncollected amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on our assessment of the current status of individual accounts. We currently believe all accounts receivable are collectible and no allowance is necessary.

     We determine our inventory value at the lower of cost (first-in, first-out method) or market value. In the case of slow moving items, we may write down or calculate a reserve to reflect a reduced marketability for the item. The actual percentage reserved depends on the total quantity on hand, its sales history, and expected near term sales prospects. When we discontinue sales of a product, we will write down the value of inventory to an amount equal to its estimated net realizable value less all applicable disposition costs.

     Our intangible assets consist principally of intellectual properties such as regulatory product approvals and patents. We currently amortize our intangible assets using the straight line method based on the remaining life of our patents because none of our products that incorporate our proprietary technology are currently in production for distribution. We expect to use the units of production method to amortize intellectual properties over their estimated period of benefit, ranging from one to ten years, when our products are placed in full production and we can better evaluate market demand for our technology. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or indicate that impairment exists. Once our intellectual property has been placed into productive service, we expect to utilize a net present value of future cash flows analysis to calculate carrying value after an impairment determination.

     As part of the process of preparing our financial statements, we must estimate our actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. We must assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, a valuation allowance must be established. To the extent we establish a valuation allowance or increase or decrease this allowance in a period, the impact will be included in the tax provision in the statement of operations.

Results of Operations

     Comparison of the Three Month Periods Years Ended March 31, 2008 and 2007

     MedPro recorded a loss of $(865,194) for the three months ended March 31, 2008, as compared to a loss of $(489,202) for the three months ended March 31, 2007. Losses from operations were $(796,682) for the first quarter of 2008 and $(352,319) for the first quarter of 2007. The net losses for these periods included net other expense of $(68,512) for 2008 and $(136,883) for 2007.

     The most substantial differences between 2008 and 2007 in losses from continuing operations were increases in professional and insurance costs, payroll costs, travel expenses and other general and administrative expenses. Professional and insurance costs increased $243,615 over the same period in 2007 primarily from patent work, FDA compliance, SEC compliance, and the addition of appropriate insurance coverage. General and administrative costs increased $60,142 reflecting numerous across the board increases in support expenses as a result of increased activity and additional staff added in late 2007. Payroll costs increased due to the addition of three full time employees in 2008 versus 2007. Travel expenses are up reflecting increased board of directors’ travel costs and heightened activity with customers and suppliers. In connection with the discontinuance of our Safe-Mate product, we anticipate an expense of approximately $50,000 during the second quarter to write down remaining inventory.

     Sales for 2008 were $17,028 compared to $14,276 for the three months ended March 31, 2007, principally due to sales of the Safemate device. The gross margins for the product sales during 2008 and 2007 were as follows:

	March 31, 2008		March 31, 2007

	$	%	$	%
Sales	$ 17,028	100.0%	$14,276	100.0%
Cost of sales	3,350	19.7%	2,791	19.6%
Gross margin	$13,678	80.3%	$11,485	80.4%

     Total operating expenses were $810,360 during the first quarter of 2008 compared to $363,804 for the same period in 2007. The $445,556 increase during 2008 reflected the renewed activity in product development for the Vacu-Mate blood collection device, higher salary expense, more significant travel costs, and higher professional fees in connection with the new product and SEC compliance costs. Other income and expenses in both periods included interest income of $31,645 and $45 for 2008 and 2007, respectively, and miscellaneous income of $410 and $78,597 in 2008 and 2007, respectively. The March 31, 2008 operations statement also included $65,152 of income from the settlement of an old, long outstanding vendor liability for less than the amount reflected on our prior year balance sheet. Interest expense declined from $215,523 in the first quarter or 2007 to $165,719 for the first quarter of 2008. This was primarily due to the pay-off of shareholder notes after December 28, 2007.

Combined operating and other net expenses totaled $878,872 and $500,687 for the periods ended March 31, 2008 and 2007, respectively.

     Total assets were $11,640,077 as of March 31, 2008 and $16,261,328 as of December 31, 2007. The $4,621,251 decrease in total assets reflected the reduction of total liabilities of $3,756,057 during the first quarter of 2008. MedPro paid off or settled accounts payable, accrued interest and shareholder debt of $3,734,211 during the first quarter of 2008. The additions to fixed assets in the first quarter of 2008 included office leasehold improvements for an additional 1,000 square feet of office and conference space of $54,867 and new equipment, computers and furniture totaling $50,611. Of the total, $29,977 related to furniture and computers and the balance of $20,635 were additions to manufacturing equipment. Finally, MedPro collected the $2,000,000 note from Vision on February 29, 2008 in connection with the preferred shares purchased in December 2007. Out of these proceeds we paid $160,000 in accrued costs to raise the capital to a financial advisory firm affiliated with one of our directors. These costs were recorded in 2007.

     Total liabilities decreased by $3,756,057 to $8,526,281 as of March 31, 2008 from $12,282,338 as of December 31, 2007. The decrease in debt was a result of the use of proceeds from the capital raised in late 2007 to pay off accumulated liabilities from 2007. The use of net offering proceeds for these payments was anticipated and disclosed previously. In 2007 we entered into a new bank loan and line of credit, replacing existing debt and partially funding current operating losses, in the amounts of $5,000,000 in term debt and $1,500,000 ($1,492,500 outstanding at December 31, 2007) in a working capital line. These amounts are still outstanding at March 31, 2008. Other bank debt has been paid down by $21,846 in the first quarter of 2008 and has a remaining balance of $412,935.

     The accumulated deficit increased to $(23,278,126) as of March 31, 2008 compared to $(22,412,932) as of as of December 31, 2007, due to the net effect of 2008 first quarter operating loss of $(865,194).

     Comparison of the Years Ended December 31, 2007 and 2006

     MedPro recorded a loss of $(3,252,599) for the year ended December 31, 2007, following a loss of $(1,021,281) for the year ended December 31, 2006. Losses from operations were $(2,106,159) for 2007 and $(1,342,941) for 2006. The net losses for the years included net other expense of $(1,146,440) for 2007 and net other income of $321,660 for 2006.

     The most substantial difference between 2006 and 2007 in income from continuing operations was an increase in legal costs and other general and administrative expenses. Legal and insurance costs increased $315,566 primarily from patent work, FDA compliance and the addition of appropriate insurance coverage. General and administrative costs increased $530,573 reflecting a write-off of an intellectual property item of $300,000 and numerous across the board increases in support expenses as a result of increased activity and additional staff we added in late 2007.

     Sales for 2007 were $98,049 compared to $81,368 for 2006, principally due to sales of the Safemate device. The gross margins for the product sales during 2007 and 2006 were as follows:

	2007		2006

	$	%	$	%
Sales	$ 98,049	100.0%	$ 81,368	100.0%
Cost of sales	45,084	46.0%	38,016	46.7%
Gross margin	52,965	54.0%	43,352	53.3%

     Management wrote down the Needlyzer device to net realizable value in 2004. The margin on this device was relatively small after the write down. Sourcing the Safemate device offshore in 2006 reduced costs and improved the margin. Due to relatively low sales levels, the effect of minor inventory adjustments in 2007 and higher sales prices for the Needlyzer in 2007 increased the gross margin in 2007 and 2006.

     Total operating expenses were $2,159,124 during 2007 compared to $1,386,293 for 2006. The $772,831 increase during 2007 reflected the renewed activity in product development for the Vacu-Mate blood collection device, higher salary expense, more significant interest costs ($1,168,447 in 2007 versus $985,202 in 2006) and higher professional fees in connection with the new product and the reintroduction of the dental needle. Other income and expenses in both periods included interest income of $7,400 and $22,289 for 2007 and 2006, respectively, and miscellaneous income of $14,607 in 2007 and miscellaneous expenses of $9,953 in 2006. The 2006 income statement also included $1,294,526 of income from the discharge of indebtedness as a result of a restructuring of debt payable to the Company’s Chairman and CEO, W. Craig Turner.

     Total assets were $16,261,328 as of December 31, 2007 and $4,640,512 as of December 31, 2006. The $11,620,816 increase in total assets reflected MedPro’s receipt of net offering proceeds of $11,592,660 from the sale of convertible preferred stock and stock purchase warrants on December 28, 2007. The major additions to assets in 2006 included the Key-Lok intellectual property acquisition (approximately $489,000) and related manufacturing equipment (approximately $500,000).

     Total liabilities increased by $2,220,774 to $12,282,338 as of December 31, 2007 from $10,061,564 as of December 31, 2006. The increase in debt was necessary to fund the operating deficit before the December 28, 2007 sale of preferred stock and warrants. In 2007 we entered into a new bank loan and line of credit, replacing existing debt and partially funding current operating losses, in the amounts of $5,000,000 in term debt and $1,500,000 ($1,492,500 outstanding at December 31, 2007) in a working capital line.

     The accumulated deficit increased to $(18,437,812) as of December 31, 2007 compared to $(15,185,213) as of as of December 31, 2006, due to the net effect of 2007 operating loss of $(3,352,599).

Liquidity and Capital Resources

     Net proceeds from the sale of the Series A Stock and warrants totaled $11,593,000 after payment of the placement fee and offering expenses. Of the $13,000,000 purchase price, $2,000,000 was in the form of a promissory note from Vision, which was paid in full on February 29, 2008. Immediately after the merger, we used approximately $3,000,000 of the net proceeds to repay a $1,000,000 bridge loan from Vision, repay the current portion of shareholder loans, and pay financing fees to our bank. In addition, on December 31, 2007, we paid $3,000,000 to acquire an option for an exclusive U.S. distribution rights for products that complement or expand our product portfolio. If we do not reach agreement on the terms of the exclusive rights, the manufacturer must grant us non-exclusive distribution rights or refund the option amount. See “Business—Product Development.”

     The net proceeds from the private placement will provide working capital and the principal source of funding for our operations through December 31, 2008. We had $3,626,000 in cash at March 31, 2008. Other sources of funds include revenues from the sale of our medical safety products, including anticipated revenues from the sale of the blood collection product we expect to launch in the late third or early fourth quarter 2008, the exercise of stock purchase warrants that expire in 2008 for cash totaling approximately $13.0 million, and the commitment for funding made by our Chairman.

     We have entered into an agreement with a worldwide medical products company for distribution of our tube-activated blood collection system. The agreement continues for five years from the date we make an initial commercial shipment of the product, during which time the distributor has agreed to purchase a minimum annual quantities of the product totaling 110 million units over five years. We have received final FDA 510(k) clearance for the product and are in the process of finalizing our production arrangements. Assuming we make the initial commercial shipment by the fourth quarter of 2008, as we currently anticipate, we estimate making shipments that would generate revenues of $150,000 under the agreement through the end of 2008. Our agreement requires our distributor to purchase a minimum of $1.4 million of the product during the first full year of commercial shipments. Events that delay the shipment of product by November 1, 2008, would delay our receipt of revenues and adversely affect our results of operations.

     Our current credit agreement includes a $5,000,000 term loan and a $1,500,000 revolving line of credit. As of March 31, 2008 and December 31, 2007, the amount payable for the revolving line of credit was $1,492,500 and amount payable for the term note was $5,000,000. Our indebtedness under the credit agreement bears interest at the prime rate plus 2%. The revolver matures on August 1, 2008, and payments of interest are due monthly. The term loan matures on May 1, 2011. We also pay interest monthly on the term loan, and monthly principal payments of approximately $139,000 will begin in June 2008.

     The credit agreement contains various restrictive covenants and other usual and customary terms and conditions of a revolving line of credit and term loan facility, including limitations on the payment of cash dividends and other restricted payments, limitations on the incurrence of additional debt, and prohibitions on a merger or the sale of assets. Financial covenants require us to, among other things:

  maintain a ratio, as of December 31, 2007 and any date thereafter, of (a) net income plus interest, income taxes, depreciation, and amortization expense to (b) the sum of annual interest expense and current maturities of long term debt, of greater than or equal to 1.50 to 1.00;
  maintain a tangible net worth, meaning net worth less intangible assets, of not less than (i) $4,500,000 as of December 31, 2007, (ii) $5,000,000 as of December 31, 2008, (iii) $5,500,000 as of December 31, 2009, and (iv) $6,000,000 as of December 31, 2010, and at all times thereafter; and
  maintain a ratio, as of December 31, 2007 and any date thereafter, of (a) total outstanding liabilities minus debt to persons other than the lender that has been subordinated to the lender to (b) net worth less intangible assets plus debt to persons other than the lender which has not been subordinated to the lender, of less than or equal to (i) 2.00 to 1.00 for 2008, (ii) 1.75 to 1.00 for 2009, (iii) 1.50 to 1.00 for 2010, and (iv) 1.25 to 1.00 on December 31, 2010 and all times thereafter.

     If these financial covenants are not met, it will be deemed an event of default and the lender will have the option to terminate its obligation to make advances, accelerate amounts owed under the loan to become immediately due, foreclose and repossess collateral or exercise any of the other remedies available under the credit agreement. We did not meet the covenants as of December 31, 2007, which would have entitled the lender to accelerate the payment of the principal and interest due under the credit agreement, among other remedies. When we notified the lender of our non-compliance with the covenants, the lender waived compliance though December 31, 2008.

     We estimate that funding our continued development and launches of our planned products, meeting current capital support requirements, and pursuing other areas of corporate interest as may be determined by the Board of Directors through the end of 2008 will require approximately $4,800,000 in addition to our cash on hand. Whether we commit resources to optional projects will depend upon our cash position from time to time. Our primary cash requirements will be to fund (a) launching our blood collection products for distribution, (b) continuing development of our safety syringe products and other medical device safety products based on the technology for which we hold rights, and (c) increasing our administrative capability as needed to support expanded day-to-day operations.

     We will require additional funding to complete the development of and launch all of the safety products for which we currently own intellectual property rights. In addition, development or production costs may increase beyond the amounts on which we have based our current funding assumptions. If we cannot find sources of additional funds on reasonable terms, we may be forced to limit our product development plans, which could adversely affect our efforts to achieve profitability and to continue our business.

     The purchasers of the Series A Stock and warrants have the right to fund our future financing needs, but we can seek alternative financing if they do not exercise their rights. One of our Series A Stockholders holds stock purchase warrants that expire at the end of 2008, and we have discussed with that stockholder exercising the warrants for cash, which would raise approximately $13,000,000 if exercised in full. We have no assurance that the stockholder would do so and any such exercise may depend on the then-prevailing trading price for MedPro common stock.

     Medical supply companies who distribute our products are another potential source of funding for us. We have discussed this possibility with potential distribution partners for our products, but have no commitments for any such financing.

     Although we plan to continue to outsource our developmental and manufacturing resource needs, we also plan to expand our in-house capabilities. We expect to employ a senior product development manager and project engineer to direct the development of our portfolio of products and to work directly with our external product development firm. This will allow our current management personnel to focus on production and marketing as our products complete the regulatory approval process and distribution can begin.

     During the next year, we expect to add additional administrative support personnel and infrastructure as necessary to support the planned expansion of our operations. We will need to add personnel and substantially increase the related administrative expenses to continue product development, increase sales and marketing activities, and comply with periodic reporting and internal control requirements. We have purchased computer systems and related equipment for approximately $90,000 to support our data and communications requirements. In addition, we employ an outside, full service, information technology support firm to ensure appropriate support of our systems, telephone, and backup of corporate records for a total of approximately $29,000 over the next twelve months. We have also purchased product inspection equipment for approximately $100,000 in connection with the expected launch of its blood collection product.

     We anticipate spending a minimum of $300,000 through the end of 2008 for legal, accounting and other compliance-related expenses arising from our reporting and other obligations under the Securities Exchange Act and our commitment during the six months following the merger to register shares beneficially owned by the holders of the Series A Stock and warrants for possible resale under the Securities Act of 1933. In addition, under the terms of its stock purchase agreement our Series A Stockholders, We have committed to spend $240,000 for investor relations and corporate marketing activities during the twelve months following the merger.

     While we expect to realize significant revenue from the launch of the first of two models of our blood collection product, the amount of revenue realized in 2008 depends on how soon we can complete our production arrangements so we can commence product delivery. We will also continue to develop products from our portfolio. As a result, we do not expect to show earnings from operations in the current fiscal year, or over the next twelve months. We believe there is a well defined market for our products, encouraged by Federal Needlestick Safety and Prevention Act, which requires the use of products similar to those we are developing. We are optimistic about the prospects for our blood collection products based upon our pre-marketing activities over the past two years, general interest in the skin activated product, and our existing minimum volume distribution contract. At current production cost estimates, we expect to have operating margins of approximately 40%, although margins could be adversely affected by continued increases in the cost of necessary raw materials used. We will monitor our cash flow carefully and will maintain limited, but necessary, employment levels required to sustain operations.

     Our current sales estimates are exclusively for product sales in the United States. We do not anticipate revenue from the marketing of the tube-activated blood collection device in Europe, although its distributor has received preliminary favorable interest from pre-launch marketing and demonstration activities. Our ability to generate future European and other foreign sales will depend upon applicable regulatory approvals for our products in Europe.

Quantitative and Qualitative Disclosures about Market Risk

     We are not party to any forwards and futures, options, swaps, or other instruments that would expose us to market risk associated with activities in derivative financial instruments, other financial instruments, and derivative commodity instruments. Our bank indebtedness is priced at interest rates geared to the lender’s prime rate. Therefore, our interest expense may increase or decrease due to changes in the interest rate environment.

BUSINESS

Overview

     MedPro Safety Products, Inc. has developed and acquired a portfolio of medical device safety products incorporating proprietary needlestick prevention functionalities. Our present strategy focuses on developing and commercializing four products in three related product sectors: blood collection devices, syringes for the clinical healthcare market, and intravenous devices. Our objective for each of our products is to enter into a strategic agreement with one of more major medical product distribution firms. Whenever possible, these agreements would be on a minimum volume basis in which the distributor would be obligated to purchase a minimum quantity of units at a fixed price per unit. We plan to outsource the production of all of our products to established medical safety device manufacturers.

     Currently, we have entered into a minimum volume agreement with one such distribution partner for one model of our blood collection devices. We expect to commence delivery during the fourth quarter of 2008, assuming we can complete our production arrangements with a medical device manufacturer by October 1, 2008. We are discussing the potential terms of distribution arrangements with respect to a second model of a blood collection device, a proprietary safety syringe and a needleless intravenous access line. Our longer-term product development plans include prefilled pharmaceutical safety syringes and a needleless intravenous line based on patents and designs we control. We have invested approximately $12 million in technology to date, including patent, regulatory, compliance, acquisition, and marketing efforts.

     Our offices are located at 817 Winchester Road, Lexington, Kentucky 40505 and our telephone number is (859) 225-5375. Our website is http://www.medprosafety.com. The information on our website is not intended to be part of this prospectus.

Market

     The federal Needlestick Prevention Act of 2001 modified bloodborne pathogen standards to require that occupational exposure control plans identify, evaluate and make use of needle devices with built-in safety features and needleless systems for withdrawing body fluids, accessing a vein or artery and administering medications. The passage of this legislation spurred the development of more effective needlestick prevention technology for use in clinical and other healthcare settings, including needles employing built-in safety features and needleless systems.

     Since the passage of the Act, we have focused on identifying, acquiring and developing safety solutions employing inherent passive needles or needleless replacements that require no operator activation of the safety mechanism. Our research and development approach has been to identify and acquire leading edge technology with a view to developing medical safety products with significant commercial potential. We have acquired technology and developed products across multiple medical device safety segments.

  The Blood Collection Market. Based on our research and discussions with potential distribution partners, we estimate the total annual market for blood collection at 700 million units in the U.S. and 1.5 to 2 billion units worldwide. This market has largely converted to safety devices, with 83% of acute-care facilities using some form of safety blood collection device. The U.S. market is concentrated with two companies, Smiths Medical and Becton Dickenson, representing greater than 80% of the market. Neither of the two major suppliers currently offers a fully passive device.

  The U.S. Clinical Market. The U.S. clinical health care market, with annual sales of approximately $2 billion, represents the largest single worldwide market for syringes. It includes 6,000 hospitals, 17,000 nursing homes, 55,000 community pharmacies, 660,000 physicians and 2.2 million nurses.

  The Intravenous Market. Winged butterfly systems are used for blood collection, accessing a vein or artery and administering medications in the clinical healthcare setting. The estimated market for winged butterfly systems is 200 million units per year, of which only approximately 35% utilize safety features.

  The MedPro butterfly system will incorporate fully passive safety deployment functionality. We believe that this feature will accelerate the transition to safety devices to the penetration levels seen in other related market segments such as safety syringes.

  The Dental Market. We estimate the annual market for standard dental aspirating syringes, represents approximately 95% of the total existing dental market, is approximately 180 to 220 million units.

Products

     We have additional products under development for the blood collection, clinical healthcare syringe, and intravenous device markets that we anticipate launching during the next 24 months.

Vacu-Mate Blood Collection Safety Products.

     The Vacu-Mate blood collection device is formatted in two separate models: tube activated and skin activated. The distinction relates to the method in which the safety system, a sleeve that covers the needle after the completion of blood collection, is engaged. The operator cannot draw blood without having engaged the safety system. Both models have received FDA 510(k) approval.

     The safety system on the “tube-activated” model will engage when the first blood collection tube is fully inserted into the device and blood collection activity initiates. The “skin activated” system will engage as soon as the needle is inserted into the patient and the sleeve has interacted with the patient. Our skin-activated model is considered “fully passive,” and we are not aware of any other comparable blood collection device on the market. If the skin-activated model is perceived by the market to be a premium product, it may generate higher volumes and margins.

     We have entered into a distribution agreement with Greiner Bio-One, a worldwide medical products company, for the distribution of our tube-activated blood collection system. The agreement continues for five years from the date we make an initial commercial shipment of the product, during which time the distributor is obligated to purchase minimum annual quantities of the product totaling 110 million units over five years at a price of $.028 per unit. During the first full year of commercial shipments, the distributor is obligated to purchase a minimum of five million units. We currently anticipate making the initial commercial shipment during the fourth quarter of 2008, assuming we can finalize our production arrangements with a manufacturer by October 1, 2008.. We are discussing the potential terms of distribution arrangements with respect to the skin-activated model.

Intravenous Butterfly Valve.

     We are developing a needleless intravenous butterfly valve line that incorporates our core technology into a collection system that will be very similar to current conventional systems in both appearance and operation. The product has the potential of being the only passive safety system on the market. The use of our blood collection safety engagement system provides a intravenous system that is both fully passive and engages in a manner familiar to the operator.

“Blunt” Safety Syringe.

     This family of products involves anti-blunting technology coupled with safety syringe sheathing to avoid needlestick injury. It also includes a line of syringes that accept prefilled vials of commonly used medicants or specified dosage of medicants used in chemotherapy or other similar applications. They represent low volume, high value, delivery systems for prefilled products.

     The safety syringe uses a two-stage passive safety system. The first stage activates as the needle is injected into the medicament for fluid withdrawal. As the needle is withdrawn, the first stage protects the operator from accidental needlestick injuries. The second stage is activated when the needle is injected into the subject. This two-stage approach both protects the subject from contamination passed via the medicament container and provides a sterile needle to the subject that has not been blunted by prior contact.

     There are two separate models of this “blunt” safety syringe. One is designed specifically for fillable syringes and the other for prefilled syringes. There are one patent and four U.S. patent applications covering these designs. We have secured the rights to the technology for both models through our strategic relationship with Visual Connections, described below.

     In addition to the four products listed above, we have several products in our development pipeline that we believe have the potential to provide significant future revenues. These include:

Key-Lok Needleless IV Systems Market.

     The majority of needles used in the healthcare industry are used not for penetrating the skin, but to deliver or withdraw fluids or medications from bottles, ampules, bags, intravenous administration sets or access ports. These are referred to as “transfer needles.” Several companies have developed a system of products designed to eliminate the use of sharp transfer needles. Today, in excess of 85% of health care facilities report using needleless IV delivery systems. We are well advanced in developing what we believe is a better solution, with wide application and well positioned to compete with the current market leading system.

     In 2006, we acquired rights to the technology for the Key-Lok Needleless IV System (KLS), a latex-free blunt-cannula needleless (or needle-free) injection system. The system operates like a conventional needle-based system in that it provides a secure connection for a needle-safe medication delivery system. Designed to be cost competitive with needle-based products, KLS has very few components compared to the more complex needleless systems currently marketed.

     We believe that KLS will offer significant market advantages. It will enable health care providers to administer medications free of unprotected needles, essentially eliminating the likelihood of many accidental needlestick injuries, while reducing cross contamination dangers and minimizing the occurrence of latex-induced hypersensitivities or allergic reactions.

Prefilled Safety Syringes.

     Our patent pending design allows pharmaceutical companies to fill a medicament cartridge in their existing factories, which then snap into our pre-assembled safety syringe. This design is fully compatible with existing pharmaceutical manufacturing lines, avoiding any need to change assembly processes. The safety syringe works with both glass and plastic medicament cartridges. In addition, there are more than 15 related products that fill out this product line. The derivative products include a number of different sizes, “blunts,” plungers, and other combinations of the core technology.

Strategy

     Our strategy is to create significant shareholder value over the short to medium term by marketing our safety products through alliances with partners capable of worldwide distribution. The key elements of our strategy include:

  Enter the U.S. healthcare market with the introduction of the Vacu-Mate blood collection products through major medical distribution partners.
  Finish development of the Winged Butterfly device and introduce it to the market.
  Enter the U.S. clinical market with the introduction of the “Blunt” Safety Syringe in 1 ml and 3 ml versions. Evaluate offering the Blunt Safety Syringe in a size of 5ml or larger, to be used with interchangeable needles.
  Broaden distribution channels by establishing partnership alliances with more medical product distributors.
  Complete the development and evaluate the market demand of additional products in the pipeline that appear to have strong market potential.

     Over the next 24 months, we plan to introduce four products through arrangements with distribution partners that oblige them to purchase minimum unit volumes of our products. We identify potential distribution partners for a specific technology who we believe offer a combination of market share access, distribution capability, and credibility in the market as a superior supplier of value-added safety technology to medical device consumers.

Product Development

     Since the passage of the 2001 Needlestick Prevention Act, we have focused on developing safety solutions employing inherent passive safety needles or needleless replacements that require no operator activation of the safety mechanism. Our research and development approach has been to identify and acquire leading edge technology with a view to developing medical device safety products with significant commercial potential. We have obtained all of our proprietary intellectual property, research and development through either acquisitions or technology agreements with third party inventors.

     The most significant of our relationships is with Visual Connections, Inc. Visual Connections and its founder have developed intellectual property for needlestick reduction solutions across a wide range of applications. We have a long-term relationship with Visual Connections and expect to continue this relationship for the foreseeable future.

     We may also engage directly in research and product development activities in the future. Our butterfly valve product is based on an internally developed design. We have no present plans to build an internal research and development function, and our future in-house capabilities will likely depend upon opportunities to add product development personnel through acquisitions or otherwise.

     Visual Connections

     MedPro maintains a strategic alliance with Visual Connections, a San Diego, California design and development firm owned by Hooman Asbaghi. Mr. Asbaghi is an inventor and designer who controls his inventions from inception through product design and market release. Mr. Asbaghi has also assisted us from time to time in developing customer relationships in the medical device industry.

     In 2004, we acquired the interest of Visual Connections in patents related to the Vacu-Mate passive safety blood collection system. We paid Visual Connections a total of $3,200,000 and will pay royalty fees of 6% of net sales on products developed from this technology until the patents expire, or a minimum royalty fee of $250,000 for the third through eighth years of production if this amount is greater than 6% of net sales.

     In 2007, Visual Connections and Mr. Asbaghi entered into a similar agreement with SGPF LLC, a company created by Craig Turner, our Chairman, CEO and largest shareholder. SGPF was established to acquire technology that we believed had potential for successful commercialization. At the time, MedPro did not have the financial resources to assume the risk of acquiring and holding the technology until development could be completed, and also risked losing the opportunity to other interested parties. Under the agreement, SGPF acquired the interest of Visual Connections in five inventions underlying our “blunt” safety syringe and prefilled pharmaceutical products, including rights to the related patent and patent applications (the “Blunt Technology”). Visual Connections transferred its interest to SGPF upon payment of an initial transfer payment of $250,000. SGPF also will pay transfer payments totaling $2,750,000 in installments over three years beginning in 2007 and a royalty of 5% on the first $250,000 of adjusted gross sales of products using the Blunt Technology in any calendar year, and 4% of the adjusted gross sales of such products for remainder of the year.

     Our agreement with SGPF provides that we will manage and direct the development of the Blunt Technology and pay up to $375,000 towards development costs with the objective of fully commercializing the Blunt Technology as quickly as possible. We have the option to purchase the Blunt Technology from SGPF for $2,500,000 in cash, reimbursement for certain development costs and payments made to Visual Connections by SGPF, and $2,500,000 of our common stock based on a value of $1.81 per share. Our option provided us ample opportunity to assess the profit potential and develop a business plan for exploiting the device, and also gave SGPF leverage in negotiations with other potential business partners. We will assume the remaining patent payments that are due at the time that we execute our option. We have discussed potential distribution arrangements for the Blunt safety syringe with potential distributors and expect to exercise the option at the time we enter into a distribution agreement. We describe the accounting for this agreement in the footnotes to the financial statements.

     Unilife License Option

     We have an option to negotiate an exclusive license agreement with Unilife Medical Solutions Ltd for the sale and distribution of Unilife’s 1mL safety syringe products in the United States. Headquartered in Sydney, Australia, Unilife is an ISO 13485 certified developer and supplier of innovative sharps safety products, marketed under its Unitract brand, designed for use within healthcare and pharmaceutical markets. Unilife’s wholly owned subsidiary, Integrated BioSciences Inc., of Lewisburg, Pennsylvania is a contract manufacturer of medical devices with FDA certified cleanroom facilities.

     The option agreement grants us the right until September 1, 2008, to negotiate the terms of an exclusive license to sell and distribute the Unitract 1mL Safe Syringe, Insulin Syringe, and Clinical Syringe in the United States. If the parties have not signed an agreement by that date, Unilife may terminate the option agreement and return the $3 million option fee we paid with interest at 7% per year, or Unilife will be deemed to have granted us an exclusive license which may become non-exclusive if MedPro fails to meet certain sales performance targets or fails to cure the shortfall, if any, to Unilife. The term of our license permit, whether exclusive or nonexclusive, would be five years, beginning when each product has regulatory approval and becomes available for sale. Unilife must make the 1mL syringe products available for sale within 36 months of the commencement of our license. We would pay a royalty per unit sold, and the exclusivity of our license (if applicable) would be subject to the sale of a minimum number of units per year. We would also have a nonexclusive license to sell and distribute Unitract pre-filled syringes during the term of our license for the 1mL syringe products, for which Unilife would pay us a percentage of adjusted net profits on sales in the United States. We have recorded the option as a contingent license agreement on our balance sheets until such time that Unilife either grants the license or refunds the $3 million payment.

     The Unitract Safe Syringe is designed for use within markets where there is a high risk of the transmission of blood-borne diseases such as HIV and hepatitis C through the reuse of non-sterile syringes, and to protect those at risk of needlestick injury. The Safe Syringe combines an automatic and controlled needle retraction system with an independent non-reuse feature which eliminates any risk of reuse or sharing. The Insulin Syringe is the most common size of syringe used by adults to administer a dose of insulin. It is designed for one-handed use and incorporates similar features to prevent reuse of a non-sterile syringe. Potential health risks from reuse of insulin syringes can include the blunting or breaking off of the needle, tissue microtrauma, the embedding of needle tips in the body, lypodystrophy, and the risk of needlestick injury to others.

Intellectual Property and Licenses

     We own or hold rights to acquire intellectual property, including patents, patent applications, technology, trade secrets, know-how, copyrights and trademarks in the United States and other countries. We own or control the rights to five issued patents and four patent applications that cover our products. We have rights in both domestic and foreign intellectual property. In the aggregate, these intellectual property assets are of material importance to our business. However, we believe that no single patent, technology, trademark, or intellectual property asset is material in relation to our business as a whole. The following table shows the domestic patents we currently hold, as well as those products for which we have filed a patent application.

Product Reference	Application Number	Patent/Publication Number	Title	Application, Publication or Issue Date
Vacu-Mate	08/632,010	5,688,241	Automatic non-reusable	11/18/1997
			needle guard
Vacu-Mate	09/336,405	6,379,336	Protection device for	4/30/2002
			injection or aspiration

needle
Vacu-Mate	10/289,508	6,869,415	Safety device for blood	3/22/2005
collection
Vacu-Mate	10/621,973	7,357,783	Safety system for a blood	4/15/2008
collection device
Syringe	10/983,108	7,198,617	Passively guarded fillable	4/3/2007
Guard			injection syringe
Syringe	11/055,415	2006/0111679	Syringe guard with selected	5/25/2006
Guard			needle configuration
Syringe	11/140,583	2006/0111676	Passively guarded, pre-	5/25/2006
Guard			filled injection syringe
Syringe	11/211,336	2007/0078403	Syringe guard for pre-filled	4/5/2007
Guard			medicament vial
Syringe	11/422,851	2007/0287964	Hypodermic needle tip	12/13/2007
Guard			protector

Competition

     We operate in the increasingly complex and challenging medical device marketplace. Technological advances, federal regulations in the United States and some foreign markets, and scientific discoveries have accelerated the pace of change in medical technology, and the regulation of increasingly more sophisticated and complex medical products is increasing. Companies of varying sizes compete in the global medical technology field. Some are more specialized than us with respect to particular markets, and some have greater financial resources than us. New companies have entered the field, particularly in the areas of safety-engineered devices and in life sciences, and established companies have diversified their business activities into the medical technology area. Other firms engaged in the distribution of medical technology products have become manufacturers of medical devices and instruments as well. Acquisitions and collaborations by and among other companies seeking a competitive advantage also affect the competitive environment.

     A company’s ability to compete in the medical device market depends on many factors, including price, quality, innovation, service, reputation, distribution, and promotion. To increase revenue growth by focusing on products that deliver greater benefits to patients and medical professionals, and to maintain an advantage in the competitive environment in which we operate, we must continue to invest in research and development, quality management, quality improvement, product innovation and productivity improvement. We will compete against companies with substantially more financial resources to invest for these purposes.

Suppliers

     Our production strategy is to outsource the manufacturing of all our products to reputable medical device manufacturers with well-established reputations in the industry. Each of our current and prospective suppliers comply with Good Manufacturing Practice (“GMP” ) requirements under the U.S. Food, Drug and Cosmetic Act and are ISO certified or meet equivalent applicable standards. We believe that if the manufacturers with whom we currently contract were no longer able to produce our products for any reason, there are sufficient other manufacturers to allow use to make alternative production arrangements.

     Integrated BioSciences Inc. (“IBS”) of Lewisburg, Pennsylvania has fabricated the initial volumes of our blood collection device. IBS is a recently acquired subsidiary of Unilife Medical Solutions, an Australian medical product distributor. IBS is fully GMP and ISO 9000/13485 compliant.

Government Regulation

     FDA and Other Regulatory Bodies

     Medical devices are subject to regulation by the FDA, state agencies and, in varying degrees, by foreign health agencies that perform similar functions as the FDA does in the United States. These regulations, as well as various federal and state laws, govern the manufacturing, labeling, record keeping, clinical testing and marketing of these products. The majority of our medical device product candidates must undergo rigorous testing and an extensive government regulatory approval process prior to sale in the United States and other countries. The lengthy process of seeking required approvals and the continuing need for compliance with applicable laws and regulations require the expenditure of financial resources. Regulatory approval, when and if obtained, may be limited in scope, which may significantly limit the indicated uses for which a product may be marketed. Approved products and their manufacturers are subject to ongoing review, and discovery of previously unknown problems with products may result in restriction on their manufacture, sale or use, or their withdrawal from the market.

     Regulation of Medical Devices

     All of our current products are medical devices intended for human use and are subject to FDA regulation. Unless an exemption applies, each medical device we market in the United States must have a 510(k) clearance or a Pre Market Approval (“PMA”) in accordance with the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 310). The FDA regulations generally:

  set standards for medical devices;
  require proof of safety and effectiveness prior to marketing;
  require safety data and clinical protocol approval prior to evaluation in humans;
  establish FDA-mandated current good manufacturing practices, or GMPs; and
  permit detailed inspection of manufacturing facilities.

     These regulations also require reporting of product defects to the FDA and prohibit export of devices that do not comply with FDA regulations, unless the devices comply with established foreign regulations and the FDA and the health agency of the importing country determine export is not contrary to public health. FDA regulation divides medical devices into three classes. Class I devices are subject to general controls to preclude mislabeling or adulteration and require compliance with labeling and other general requirements. Class II devices are subject to special controls and must also comply with general controls. Class III devices are subject to the most extensive regulation and in most cases require submission to the FDA of a PMA application that includes information on the safety and effectiveness of the device.

     Products marketed in the European Community must comply with the requirements of the European Medical Device Directive (“MDD”) and be CE-marked. The CE Mark is the European equivalent of FDA approval to market. Medical device laws and regulations similar to those described above are also in effect in some of the other countries to which we intend to export our products. These range from comprehensive device approval requirements for some or all of our medical device products to requests for product data or certifications. Failure to comply with these domestic and international regulatory standards and requirements could affect our ability to market and sell our products in these markets.

     Other Regulations

     We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal to solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular product. The United States has published regulations that identify “safe harbors,” or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. We seek to comply with the safe harbors where possible. Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions addressing some of our practices, it is possible that our practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third party payers (including Medicare and Medicaid) claims for reimbursed products or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our activities relating to the sale and marketing of our products may be subject to scrutiny under these laws. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid).

     Our business has been and will continue to be subject to various other laws and regulations.

Information Technology

     In the first quarter of 2008, we acquired a fully integrated IT platform that will enable us to fully and efficiently satisfy our sales and ordering processes while generating the appropriate level of internal control. We have also engaged a full service vendor responsible to data integrity, IT security, managed network services, disaster recovery, offsite encrypted data storage, and support of all voice and data communications, both internally and externally. The system provides a high level of security, backup, and risk management that management believes will significantly reduce the risk of IT failure and resultant negative impact on operations.

Dependence on One or a Few Major Customers

     We currently do not depend on any individual source of raw materials or suppliers.

     If we can successfully make an initial commercial shipment of our tube-activated blood collection system and initiate Grenier’s obligation to purchase substantial minimum quantities of the product from us, the revenues generated from our distribution agreement with Grenier would be our principal source of revenue.

Employees

     As of June 25, 2008, we had seven employees. None of our employees are subject to a collective bargaining agreement.

Description of Property

     We lease our office and storage facility in Lexington, Kentucky, under a non-cancelable operating lease from a firm in which our Chairman and CEO is a partner. The lease runs through 2012, with an option for two five-year extension options. Monthly lease payments are $6,975 though the end of the lease term.

Legal Proceedings

     We are not a party to any pending legal proceedings as of this date.

MANAGEMENT

Directors and Executive Officers

     The following table shows information regarding our current directors and executive officers. The directors are elected by the stockholders. The executive officers serve at the pleasure of the Board of Directors.

Name	Age	Title

W. Craig Turner	54	Chief Executive Officer and Chairman of the Board of
		Directors
Walter W. Weller	56	President, Chief Operating Officer, Director
Marc T. Ray	54	Vice President Finance, Chief Financial Officer
Gary A. Peterson	57	Director
Warren Rustand	65	Director

     W. Craig Turner is the founder of MedPro and has been Chairman of the board of directors of our predecessor since its inception. He was appointed Chairman of our Board of Directors when our merger took effect in December 2007. Mr. Turner is also the President and Chairman of the Board of Directors of CRM Companies, Inc., a real estate development company specializing in the development of commercial and industrial properties with more than 450 employees. At CRM Properties, Mr. Turner has been responsible for the development of over $250 million in commercial and industrial properties. Previously, Mr. Turner served as Director of Industrial Development for the Commonwealth of Kentucky under then Governors John Y. Brown and Martha Layne Collins.

     Walter W. Weller has been President of MedPro since 2003 and the Chief Operating Officer of our predecessor since its inception in 1993. Mr. Weller was appointed our President, Chief Operating Officer, and Director of MedPro when our merger took effect in December 2007. He has been responsible for MedPro’s product strategy, building customer relationships with key channel partners, and coordinating day to day activities for the Company. Before joining MedPro, Mr. Weller spent approximately ten years working in manufacturing, seven years in financial and operational management, and five years working with financial software design and implementation services. He participated in developing legislation that subsequently was enacted as the federal Needlestick Prevention Act.

     Marc T. Ray was appointed Vice President Finance and Chief Financial Officer of our predecessor in October 2007 and continued in the same capacity when our merger took effect in December 2007. Mr. Ray served as the Treasurer and as a member of the Board of Directors of MedPro from July 1994 to August 2007. Mr. Ray is a Certified Public Accountant with 32 years of experience. From November 2004 to October 2007 Mr. Ray has served as the managing member of Ray, Foley, Hensley & Company, PLLC, a public accounting firm that he founded in Lexington, Kentucky. From February 1994 to October 2004, Mr. Ray was President of the Lexington, Kentucky based public accounting firm Ray, Hager & Henderson, PSC. In addition, from November 1997 until November 2005, Mr. Ray served at various times as treasurer, director, executive committee member and compensation committee member of Prevent Child Abuse America, a national charitable organization headquartered in Chicago, Illinois.

     Gary A. Peterson was appointed as a Director when our merger took effect in December 2007. He also served as a director of our predecessor since 1998 and as its President and Chief Executive Officer from 1998 to 2003. Mr. Peterson is President and Chief Executive Officer of BATON Development Inc., a virtual incubator for new medical products and has been the Managing Member of BATON Ventures LLC and PSF Health Care LLC, and a Venture Partner in Affinity Ventures II LLC, all venture capital funds. Mr. Peterson has spent over 35 years in the medical device and health services business and has served as a director of numerous public and private companies. He was co-founder and Chief Operating Officer and Executive Vice President of Angiomedics Incorporated, which was acquired by Pfizer, Inc. in 1986 and renamed Schneider USA. Schneider has since been sold to Boston Scientific for over $2 billion. Before starting Angiomedics, Mr. Peterson was responsible for product management and long term planning for Cardiac Pacemakers, Inc. (which became Guidant and was subsequently acquired by Boston Scientific) and held various sales and marketing management positions with Renal Systems, Inc. (now Minntech).

     Warren Rustand was appointed as a Director when our merger took effect in December 2007. Mr. Rustand is currently managing partner for SC Capital Partners LLC. He has served as a member of the Board of Directors for over 40 public, private, and not-for-profit organizations, including as Chairman of more than half of those organizations. In the medical field, Mr. Rustand has served as Chairman of Tucson Medical Center, Chairman of Health Partners of Arizona, Chairman of TLC Vision, Chairman of Medical Body Sculpting, and Chairman of Health Equity, Incorporated. Mr. Rustand also served as Appointment Secretary and Cabinet Secretary to former US President Gerald Ford.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Executive Compensation of DRSV Before the Merger

     Dr. Lawrence Chimerine was appointed President and Chief Executive Officer of Dentalserv.com on December 15, 2006 and was appointed a director of Dentalserv.com shortly thereafter. He served in those positions until December 28, 2007. Robert Scherne was appointed Secretary/Treasurer of Dentalserv.com on December 15, 2006 and served in that position until December 28, 2007. For their services during this period, Dr. Chimerine and Mr. Scherne received a total of 18,201 shares of common stock (on a post-stock split basis) and no cash compensation from Dentalserv.com.

Executive Compensation

     The following Summary Compensation Table indicates the cash and non-cash compensation earned during the fiscal year ended December 31, 2007 by W. Craig Turner, MedPro’s President and Chief Executive Officer, Walter Weller, MedPro’s President, and Marc Ray, MedPro’s Vice President Finance and Chief Financial Officer.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)

W. Craig Turner,	2007	$127,209		$24,630 (1)		$151,839
Chairman and Chief
Executive Officer

Walter W. Weller,	2007	$158,462		$24,630 (1)		$183,092
President

Marc T. Ray, Chief	2007	$40,385		$24,630 (1)		$65,015
Financial Officer(2)

(1)     MedPro’s predecessor granted stock with a value of $24,630 to each director as consideration for service on its board of directors during 2007.

(2)     Mr. Ray joined MedPro as Chief Financial Officer in October 2007.

Outstanding Equity Awards at Fiscal Year-End

None of MedPro’s executive officers had outstanding stock options or unvested stock at the end of 2007.

Director Compensation

     None of MedPro’s directors other than executive officers received compensation for services during the fiscal year ended December 31, 2007. Amounts paid to executive officers are included in the Summary Compensation Table.

     We have paid Baton Development $100,000 for consulting services that Gary A. Peterson, a director, will provide to us during 2008 at the direction of our Chairman and our Chief Operating Officer. Mr. Peterson, the sole owner of Baton, has also previously served as the MedPro’s President. He has been assigned the task of developing a new marketing strategy for the Key-Lok device and we rely on his extensive knowledge of the intravenous product marketplace to assist in the reintroduction of this technology. We are amortizing the fee monthly throughout 2008.

Employment Agreements

     Currently, MedPro has no employment contracts with its executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     The following section describes transactions between MedPro and its directors, executive officers and their affiliates since January 1, 2005. Transactions before December 28, 2007, involved one of MedPro’s predecessors, Dentalserv.com (or DRSV), a Nevada public shell corporation, and MedPro Safety Products, Inc., a Delaware corporation.

  Issuances of shares by DRSV in transaction before December 28, 2007 have been adjusted to reflect its 1- for-4 reverse stock split on that date.
  Issuances of shares by MedPro before January 10, 2007, in transactions have been adjusted to reflect both its merger with Vacumate (described below) and the merger with DRSV on December 28, 2007.
  Issuances of shares in transactions between January 10, 2007, and December 28, 2007, have been adjusted to reflect the merger with DRSV.

Pre-Merger Transactions Involving Dentalserv.com

     December 2006 change of control

     DRSV was formed as a Nevada corporation on December 15, 1999. DRSV registered its common stock under the Securities Exchange Act in July 2006, at which time it was controlled by one shareholder who owned more than 80% of DRSV’s common stock. DRSV stated in its registration statement that it planned to develop a dental software package, but that project was ultimately abandoned in late 2006. In November 2006, DRSV’s principal stockholder was referred to Vision Opportunity Master Fund (“Vision”), which was seeking to acquire a controlling interest in a publicly listed company without assets or significant business operations that could be utilized as a vehicle for a future merger with a privately held target company in which Vision invested. On December 15, 2006, Vision acquired control of DRSV by purchasing 1,254,038 shares or 89.83% of DSRV’s common stock from its controlling shareholder and two other shareholders for $650,000, or approximately $0.52 per share (post-reverse split). DRSV issued no new shares or other securities in connection with the change of control.

     Stock compensation paid to executive officers

     Between December 15, 2006 and December 28, 2007, DRSV issued a total of 18,201 shares of its common stock to two individuals appointed by Vision as DRSV’s two executive officers. During this period, there were no other transactions in which DRSV issued any equity or debt securities to Vision or any of its affiliates.

Pre-Merger Transactions Involving MedPro

     Vision Bridge Loan

     In anticipation of the closing of the merger and the private placement with our Series A Stockholders, we borrowed $1,000,000 from Vision Opportunity Master Fund, Ltd. at an interest rate of 8% per year and paid an origination fee of $50,000. Vision also purchased $12 million of the $13 million of newly issued Series A Stock and related warrants to purchase our common stock. The loan was paid back in full with the proceeds from the sale of those securities.

     CRM Financing

     For several years, CRM Companies, Inc., a company controlled by our CEO, Chairman and largest shareholder, W. Craig Turner, has provided substantial financial support to MedPro. The financial support provided from time to time by CRM and, to a lesser degree, by other shareholders allowed our company to continue operating. During 2005, 2006 and 2007 we began to settle and compromise debts in order to improve our balance sheet with a view toward finding additional funding or an investment partner.

     MedPro’s indebtedness to CRM and Mr. Turner totaled approximately $993,616 as of March 31, 2008. CRM currently holds a promissory note from MedPro that bears interest at an annual rate of 6%. As of March 31, 2008, the outstanding principal balance of the note was $900,000.

     The CRM note was issued on September 1, 2006 as part of a corporate debt restructuring in which CRM agreed to forgive amounts otherwise owed or accruable to it under various agreements with MedPro. CRM’s financial support to MedPro had included making short-term bridge loans, providing services, paying various expenses directly, guaranteeing loans, and subsidizing office lease expense. At the time, our obligations to CRM totaled more than $5 million. CRM and Mr. Turner waived these obligations, late fees due on indebtedness and any rights to future grants of warrants that had been contemplated as consideration for the loans and the services provided to MedPro in exchange for a grant of 536,306 shares of common stock to Mr. Turner and the issuance of a $2,000,000 promissory note to CRM. The shares were valued at $1,822,805, or approximately $3.40 per share, the price per share for which we had negotiated to issue shares to repay similar obligations to non-affiliate shareholders during 2006. The CRM note provides for additional interest of 5% every 60 days if all principal and accrued interest is not repaid by December 31, 2007. The note may be called by CRM if not repaid by December 31, 2008. As agreed under the terms of our stock purchase agreement with the Series A Stockholders, in 2008, we used a portion of the net proceeds from the sale of the securities to pay down all of the accrued interest and $1,250,000 of principal of this note. Interest is being paid monthly in 2008.

     As part of the debt restructuring, Mr. Turner personally guaranteed the term loan and revolving line of credit under our credit agreement. We agreed to pay Mr. Turner a $250,000 fee for the personal guarantee. Mr. Turner subsequently assigned the right to receive the guarantee fee to another shareholder, and on December 28, 2007, the shareholder exchanged this right for 138,783 common shares, or $1.36 per share.

     During 2005, we issued 481,409 shares to CRM at approximately $2.06 per share to retire loans totaling $993,013 that CRM made to us from April 2003 through December 2005.

     Accounting Fees

     In January 2006, we issued 10,915 shares to settle an outstanding debt of $37,100 owed to our former accounting firm in which Marc T. Ray, our Chief Financial Officer since October 2007, owned a one-third interest. The price per share was approximately $3.40.

     Vacumate Merger

     Vacumate LLC was formed by an investor group comprised in part of Company shareholders, including the Company’s Chairman, to re-acquire the Vacu-Mate patents from Visual Connections after MedPro defaulted on its financial obligations under an earlier agreement to acquire the Vacu-Mate IP. To retain the opportunity to develop the technology when it had limited capital resources, the Company entered into an agreement to develop the Vacu-Mate IP in exchange for a 40% interest in Vacumate LLC.

     To facilitate a financing in the future, Vacumate LLC and MedPro combined through a merger in January 2007, in which the Vacumate LLC members received 60% of MedPro’s shares. At the time, MedPro’s 40% ownership interest in Vacumate LLC represented a substantial portion of MedPro’s total assets. The merger combined Vacumate LLC and MedPro in a manner that gave the equity owners of each company value in the combined company equivalent to the value held in each of the predecessor companies. In the merger:

  each of the 60 ownership units of Vacumate LLC held by owners other than MedPro converted automatically into approximately 103,651 shares of the common stock of the combined company; and
  each of the shares of MedPro common stock issued and outstanding immediately before the effective time was reduced to approximately 0.18 shares of the common stock of the combined company.

     In the Vacumate merger, MedPro’s Chairman, W. Craig Turner, and members of his family received approximately 3.4 million shares of the common stock of the combined company for the 33 units of Vacumate LLC they owned.

     Technology Development and Option Agreement

     On August 24, 2007, we entered into a Technology Development and Option Agreement (the “Technology Agreement”) with SGPF, LLC. W. Craig Turner, our Chairman and CEO, owns 100% of the equity units of SGPF. SGPF was established to acquire technology that we believed had potential for successful commercialization, at a time when MedPro did not have the financial resources to acquire the technology and risked losing the opportunity to other interested parties. The Technology Agreement required SGPF to acquire the Blunt Technology underlying our safety syringe and related products. MedPro directs the development of the Blunt Technology with the objective of fully commercializing the Blunt Technology as quickly as possible. We must also pay up to $375,000 towards the cost of developing the Blunt Technology and have the option to purchase the Blunt Technology for $2,500,000 in cash, reimbursement for certain development costs and payments made to Visual Connections by SGPF, and $2,500,000 of our common stock based on a value of $1.81 per share, which was the value agreed upon in our agreement with the Series A Stockholders. We must also assume the remaining patent payments that are due at the time that we execute the option. We have discussed potential distribution arrangements for the Blunt safety syringe with potential distributors and expect to exercise the option at the time we enter into a distribution agreement.

     SGPF acquired the Blunt Technology from Visual Connections and its founder in 2007. SGPF has paid an initial transfer payment of $250,000 and must pay Visual Connections transfer payments totaling $2,750,000 in installments over three years beginning in 2007. SGPF also must pay a royalty of 5% of on the first $250,000 of adjusted gross sales of products using the Blunt Technology in any calendar year, and 4% of the adjusted gross sales of such products for the remainder of the year.

     Key-Lok Acquisition

     During 2006, MedPro acquired a needless IV system, known as Key-Lok, a product owned by Baton Ventures, LLC, an entity managed by Baton Development, Inc., which is owned by Gary A. Peterson, one of our directors. In the transaction, MedPro issued 291,020 shares of MedPro common stock to Baton Ventures and assumed outstanding legal bills of approximately $10,000. Baton Ventures also elected to convert a total of $452,000 in additional bridge loans to equity and received 132,997 shares of MedPro common stock. At December 31, 2007, accrued and unpaid interest on the loans from Baton totaled $74,912, which was paid during the first quarter of 2008.

     During 2005, Baton Ventures converted a convertible note in the amount of $1,000,000, plus accrued interest of $493,336, into a total of 439,158 shares of our common stock, a price of approximately $3.40 per share. In 2005, we also issued shares to Baton Development to pay the principal balance of, and accrued interest on, loans

Baton Development made to us from April 2003 through December 2005. We issued 56,876 shares to retire loans in the principal amount of $312,853, a price of approximately $5.50 per share. We also issued a total of 21,967 to retire the outstanding balance of one short-term $50,000 loan and to pay $24,667 in accrued interest on all these loans, a price of approximately $3.40 per share.

     Convertible Notes

     In 2001, MedPro issued 8% convertible notes that automatically convert into shares of common stock upon the completion of an equity financing that raises gross proceeds of $2 million. The principal and accrued interest on the notes converted at a price equal to 74% of the price per share at which the shares are issued in the financing. Upon the closing of the sale of the Series A Stock on December 28, 2007, the convertible notes then outstanding converted into a total of 216,347 shares of common stock at a conversion price equivalent to $1.43 per share. The conversion price was 74% of the per share valuation of the MedPro common stock negotiated with the Series A Stockholders in connection with their investment. One of the noteholders was a former director of our predecessor corporation.

     On May 10, 2007, MedPro paid $472,983 in cash to retire a fifth convertible note and also issued 7,641 shares to the holder for his forbearance on the past due outstanding balance of the note. To raise the cash to retire this note, on May 10, 2007, MedPro issued a total of 516,474 shares to three shareholders for $500,000, or approximately $0.97 per share. The price per share was negotiated with the shareholders and reflected that unlike the debt-to-equity conversion transactions, the shareholders were investing cash. One of the shareholders involved in these transaction was William Turner, the father of our Chairman and CEO, who paid $250,000 in cash to purchase 258,237 shares.

Ongoing Relationships

     Lease

     We lease our office and storage facility in Lexington, Kentucky, under a non-cancelable operating lease. The lease runs through 2012 at a monthly rent of $6,975, with an option for two five-year extension options. The lessor is a partnership in which MedPro’s Chairman and CEO holds an interest.

     Advisory Agreements with SC Capital Partners

     SC Capital Partners, LLC served as a financial advisor in connection with a private placement to Vision and the merger with Dentalserv.com. For those services, SC Capital receive a total of $1,040,000 in cash, 593,931 newly issued shares of common stock and warrants to purchase 533,458 shares of common stock. The warrants are exercisable at an exercise price of $1.81 only if and to the extent that Vision exercises its Series A warrants, and have substantially the same terms as the Series A warrants. Upon completion of the merger, Warren Rustand, Managing Partner of SC Capital, became a MedPro Director.

     In March 2008, we entered into a financial advisory agreement with SC Capital. SC Capital has agreed to provide us with advisory services, finder services, merger and acquisition services and strategic alliances services. The agreement will last for a minimum term of six months and will continue on a month-to-month basis until it is terminated by either party in writing with 30 days notice.

     We will pay SC Capital a consulting fee of $15,000 per month until the agreement is terminated. We agreed to pay additional compensation to SC Capital in connection with any definitive agreements we enter into with parties specifically identified by SC Capital during and within 24 months after termination of the agreement. For an equity financing transaction, we must pay SC Capital a consulting fee equal to 8% of the principal cash amount of all securities and institutional and secondary financings introduced by SC Capital and provide SC Capital with warrants to purchase a number of shares or units equal to 8% of the number of shares or units sold under the equity financing. In a debt financing transaction, we must pay SC Capital a consulting fee equal to 3% of any gross proceeds received by MedPro in connection with a debt financing. In a committed debt facility, the fee owed to SC Capital is to be calculated on the gross available amount committed to us. In connection with any merger and acquisition transaction occurring during the term of the agreement, SC Capital would be entitled to 2.5% of the total transaction consideration for the first $20 million and 2.0% for any amount over $20 million. For strategic alliances or other business realignments resulting from SC Capital’s services, we must pay a consulting fee equal to 8% of the value of the transaction.

     Other Relationships

     As of March 31, 2008, amounts payable to our officers and employees totaled approximately $195,000. This amount included accrued and unpaid compensation of $87,500 payable to W. Craig Turner and $45,833 payable to Walter Weller, our Chief Operating Officer. Mr. Weller’s father is also the holder of a $10,000 convertible promissory note from us.

     C. Garyen Denning, MedPro’s Vice President of Sales and Marketing, is the son-in-law of W. Craig Turner, our Chairman. Mr. Denning was paid an aggregate salary, bonus and taxable perquisites of approximately $96,500 during 2007.

Corporate Governance

     Board of Directors

     Our Board of Directors is currently composed of 4 members. None of our Board of Directors are independent under the definition of the NASDAQ Stock Exchange. Messrs Turner and Weller are officers and employees. Mr. Peterson is a consultant to us. SC Capital, for which Mr. Rustand is a Managing Director, received cash and equity compensation for financial services provided in connection with the merger and the private placement and receives a fee under an advisory services agreement described above. Baton Development, an entity controlled by Mr. Peterson, has been a party to transactions with our predecessor described above. Mr. Turner currently serves as Chairman of the Board of Directors. In this capacity he is responsible for presiding at the meetings of the committees of the board of directors.

     Board Committees

     We are not currently required to have an audit committee, compensation committee or nominating and corporate governance committee. We have established both an audit and a compensation committee, each presently comprised of all of our four directors. Mr. Peterson chairs our compensation committee, and Mr. Rustand chairs our audit committee. We do not have an “audit committee financial expert” as such term is defined in the rules promulgated under the Securities Act and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The functions ordinarily handled by a nominating committee are currently handled by our entire board of directors. Our Board of Directors intends however to add independent directors with financial and other expertise to our board and board committees and to evaluate and modify our governance structure as necessary and advisable in the future to facilitate the management of our business.

     Code of Ethics

     A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

  Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

  Compliance with applicable governmental laws, rules and regulations;

  The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

  Accountability for adherence to the code.

     Dentalserv.com had not adopted a code of ethics that applies to the Chief Executive Officer because it had no meaningful operations prior to the closing of the merger. However, we plan to adopt a code of ethics in 2008.

     Conflicts of Interest

     Certain conflicts of interest may exist from time to time between MedPro and certain officers and directors due to the fact that some of them may have other business interests to which they devote their attention. Some of our officers and directors may continue to do so notwithstanding the fact that management time should be devoted to our business. MedPro has not established policies or procedures for the resolution of current or potential conflicts of interest between us, our officers and directors or affiliated entities. There can be no assurance that our management will resolve all conflicts of interest in favor of us, and conflicts of interest may arise that can be resolved only through the exercise by management of their best judgment as may be consistent with their fiduciary duties.

     Board Meetings and Committees

     MedPro’s Board of Directors held three meetings during the fiscal year ended December 31, 2007. Before the merger, Dentalserv.com had a single director, so no formal meeting of its board of directors occurred during 2007. The newly appointed board of directors of the combined corporation held its initial meeting on January 8, 2008.

     Directors may be paid their expenses, if any, of attendance at meetings of the Board of Directors. We have not yet determined how we will compensate our directors. Our directors are not precluded from serving us in any other capacity and receiving compensation therefor except as otherwise provided under applicable law. Except as described above under “Executive Compensation — Director Compensation,” no compensation was paid to the directors of MedPro in 2007.

     MedPro has neither a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from stockholders. We do not have any restrictions on stockholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada law and the federal proxy rules. Currently, the entire Board of Directors plans to determine nominees for election as directors, on the recommendation of one or more members of the Board of Directors.

     The Board of Directors will consider suggestions from individual stockholders, subject to its evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent prior to being considered for nomination. Although there are no formal criteria for nominees, our Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and the medical device safety products industry.

     The Board of Directors has not adopted a formal methodology for communications from stockholders but plans to adopt such methodology in 2008.

     We do not have a policy regarding the attendance of board members at the annual meeting of stockholders, but we plan to adopt a policy in 2008.

Compensation Committee Interlocks and Insider Participation

     No interlocking relationship exists between our Board of Directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

BENEFICIAL STOCK OWNERSHIP BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

     The following table sets forth information known to us regarding beneficial ownership of our common stock as of June 25, 2008, by:

  each person known by us to be the beneficial owner of more than 5% of either class of our common stock;
  each of our executive officers and directors; and
  our executive officers and directors as a group.

     The table does not show the full potential effect of the conversion of Series A Stock into our common stock or the exercise of warrants to purchase our common stock. The Series A Stock may not be converted to the extent that such a conversion would cause the holder to beneficially own more than 9.9% of the outstanding common stock. The warrants may not be exercise to the extent that exercise would cause the holder to beneficially own more than 4.9% of the outstanding common stock.

	Shares Beneficially Owned (1)

Name	Number of Shares	Percentage of class (2)(3)

W. Craig Turner (4)	5,537,728	41.7%

Vision Opportunity Master Fund, Ltd. (2)(5)	1,254,038	9.9

Gary Peterson (6)	1,244,045	9.4

Baton Development (6)	1,172,517	8.8

Warren Rustand (7)	593,931	4.5

Walter Weller (4)	169,073	1.3

Marc Ray (4)	46,650	*

Executive officers and directors as a group
(5 persons)	8,124,885	61.2

*     Indicates less than 1%

(1)     Unless otherwise indicated, each of the listed shareholders has sole voting and investment power with respect to the shares. Under SEC rules, each a person or group is considered to be the beneficial owner of securities that the person may acquire within 60 days through the exercise or conversion of convertible securities, options, warrants and rights, if any. Those securities are included in the total number of outstanding shares when computing the percentage beneficially owned by the person or group. The securities are not included in the total number of outstanding shares when computing the percentage of shares beneficially owned by any other person or group.

(2)     As a result of the restrictions on its conversion of Series A Stock and the exercise of its warrants, Vision may be deemed to be the beneficial owner of 9.9% of the common stock.

(3)     Percentages are based upon 13,285,072 outstanding shares. Shares underlying exercisable warrants are deemed outstanding for determining the ownership percentage solely of the warrant holder.

(4)     Business address is 817 Winchester Road, Lexington, Kentucky 40505.

(5)     Business address is 20 West 55th Street, New York, New York 10019.

(6)     Mr. Peterson is the CEO of Baton Development. Business address is 10040 East Happy Valley Road # 37, Scottsdale, Arizona 85260.

(7)     Business address is 4100 Newport Place, Suite 620, Newport Beach, California 92260. Mr. Rustand is the Managing Director of SC Capital LLC. SC Capital LLC also owns warrants to purchase 533,458 common shares at an exercise price of $1.81, subject to adjustment, which become exercisable upon the exercise of the J warrants by Vision.

DESCRIPTION OF CAPITAL STOCK

     Our Amended and Restated Articles of Incorporation currently authorize us to issue 90,000,000 shares of common stock and 10,000,000 shares of preferred stock. Of the 10,000,000 shares of preferred stock authorized, 6,668,230 shares were designated as Series A Stock, par value $.01 per share, pursuant to a Certificate of Designation filed with and accepted by, the Secretary of State of the State of Nevada on December 28, 2007.

     On December 28, 2007, we completed the following transactions:

  The Dentalserv.com articles of incorporation were amended to authorize the issuance of 10,000,000 shares of preferred stock. The 5,625,550 shares of common stock then outstanding were combined into 1,406,387 shares of common shares in a 1-for-4 reverse stock split.

  We issued units consisting of an aggregate of 6,668,230 shares of Series A Stock and warrants to purchase 25,286,691 shares of common stock to Vision and other accredited investors for $13 million, of which $11 million was paid in cash and $2 million is payable no later than March 31, 2008.

  Upon the effectiveness of the merger immediately thereafter, we issued 11,284,754 shares of common stock to the former shareholders of our predecessor corporation and an additional 593,391 shares of common stock as a fee for financial services.

     Upon the completion of these events, we had issued and outstanding 13,285,072 shares of common stock and 6,668,230 shares of Series A Stock. In addition, we issued outstanding warrants to purchase a total of 25,820,149 shares of common stock.

     The following descriptions of our capital stock are summaries and do not purport to be complete. They are subject to and qualified by reference to our Amended and Restated Articles of Incorporation, its Bylaws, the Certificate of Designation of the Series A Preferred, and the applicable provisions of the corporate laws of the State of Nevada. The descriptions of our common stock and preferred stock, as well as the warrants to purchase our common stock, reflect changes to our capital structure resulting from the transactions completed on December 28, 2007 described above.

Common Stock

     Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We may pay dividends at such time and to the extent declared by the Board of Directors in accordance with Nevada corporate law. Holders of our common stock have no preemptive or other subscription rights, nor are there any conversion rights or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and non-assessable. To the extent that we may issue additional shares of our common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted.

Preferred Stock

     Our preferred stock may be divided into such number of series as the board of directors may determine. The board of directors is authorized to determine and alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred shares, and to fix the number of shares and the designation of any series of preferred shares. The board of directors may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any wholly unissued series after the issue of those shares. The rights of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that we may issue in the future.

     The board of directors has designated 6,668,230 shares of the preferred shares as Series A Stock, which were issued together with warrants to purchase MedPro common stock to the Series A Stockholders, as described below.

Series A Convertible Preferred Stock

     Vision Opportunity Master Fund, Ltd., a Cayman Islands investment fund, and other accredited investors (to whom we refer collectively as the “Series A Stockholders”) made a $13 million investment in MedPro to purchase 6,668,230 units comprised of one share of new Series A Stock and a variable series of common stock purchase warrants. The purchase price was $1.945 per unit. The warrants consist of Series A, Series B, Series C, and Series J warrants, the terms of which are described under “Common Stock Purchase Warrants,” below. The investment by the Series A Stockholders closed concurrently with the effective time of the merger.

     The following is a summary of the material rights, preferences, privileges, and restrictions of the Series A Stock.

Ranking	The Series A Stock ranks senior to our common stock and other classes of junior stock, but ranks junior to our indebtedness.

Dividends

The Series A Stockholders are entitled to receive cash dividends at the rate of 5% of the stated liquidation preference amount ($1.81 per share). Dividends will be prorated for shares not outstanding for a full year.

Dividends are cumulative, and will accrue and be payable upon any liquidation of the Company, as described below. Dividends on Series A Stock will be paid prior to dividends on any junior stock.

Liquidation Rights

Upon liquidation, dissolution or winding up of our company, the holder of Series A Stock is entitled to a liquidation preference of $1.81 per share plus any accrued and unpaid dividends, prior to any amounts being paid on our common stock or any junior stock. If our assets are not sufficient to pay in full the liquidation preference, then all of the assets will be distributed pro rata among the holders of the Series A Stock.

Voting Rights

The Series A Stockholders have no voting rights except in the following limited circumstances:

  So long as there are 200,000 shares of Series A Stock outstanding, the affirmative vote of 75% of the Series A Stock is required for us to take the following actions:

  To authorize the issuance of a series of stock ranking equal or senior to the Series A Stock with respect to the distribution of assets on liquidation, dissolution, and winding up.

  To amend provisions of the Series A Stock that will adversely affect any rights of the stock.

  To repurchase, redeem, or pay dividends on shares of common stock other than de minimus repurchases or contractual redemption obligations.

  To amend the articles of incorporation or bylaws to materially and adversely affect the rights of Series A Stock.

  To make any unauthorized distribution to the holders of stock junior to the Series A Stock.

  To reclassify our outstanding securities in a way that adversely affects Series A Stock rights.

  To voluntarily file for bankruptcy, liquidate assets or make an assignment for the benefit of our creditors.

  To discontinue involvement in the business of commercializing medical devices.

Conversion Rights

The Series A Stock shares are convertible into shares of common stock at any time, in whole or in part, at the option of the holder thereof; provided that no fewer than 200,000 shares may be converted at any one conversion.

For each share of Series A Stock converted, the holder will be entitled to receive a number of shares of common stock equal to the quotient of: (1) $1.95, divided by (2) the conversion price in effect as of the date of the delivery of the holder’s notice of election to convert.

The conversion price is initially $1.95 per share, but is subject to adjustment for certain events, including stock splits, stock dividends, distributions, reclassifications or reorganizations. In addition, the conversion price is subject to adjustment if we issue additional shares of common stock or securities convertible into, or exchangeable for, common stock, in either case at a price per common share less than the conversion price then in effect. The conversion price adjustment does not apply to the issuance of shares in certain transactions identified in the certificate of designations unless the holder of the Series A Stock waives the restriction.

The Series A Stock cannot be converted into common stock if the conversion will result in the holder beneficially owning in the aggregate more than 9.9% of our common stock outstanding.

Buy-In Rights

If, upon receipt of a notice of conversion, we fail to transmit to the holder of Series A Stock, certificates representing the shares of common stock issuable upon conversion, and the holder is required to purchase shares of common stock to deliver in satisfaction of a sale of the shares to have been issued upon the conversion, then we must pay the holder in cash the amount by which the holder’s total purchase price for the common stock exceeds the amount obtained by multiplying, (1) the number of shares of common stock issuable upon conversion of the Series A Stock that we were required to deliver times, (2) the price at which the sell order giving rise to such purchase obligation was executed. In addition, at the option of the holder, we must either reinstate the shares of Series A Stock and the equivalent number of shares of common stock or deliver to the holder the number of shares of common stock that would have been issued if we have timely complied with our conversion and delivery obligations.

Redemption Rights

Upon the occurrence of a “major transaction,” each holder of Series A Stock shall have the option to require us to redeem all or a portion of the holder’s Series A Stock equal to 100% of the liquidation preference amount plus any accrued but unpaid dividends. We may elect to pay in shares of common stock, in which case the price per share will be based on the conversion price then in effect.

A “major transaction” includes consolidation or merger transactions that would result in a change of control of our company, the sale of more than 50% of our assets, or the purchase of more than 50% of the outstanding shares of our common stock.

Upon the occurrence of one of the triggering events listed below, each holder of Series A Stock can require MedPro to redeem all or a portion of the holder’s Series A Stock at a price per share equal to 120% of the liquidation preference amount plus any accrued but unpaid dividends and liquidated damages.

Triggering events include:

(1)	Lapse of the effectiveness of the registration statement for 20 consecutive trading days, or unavailability of the registration statement for sale of MedPro common stock for 20 consecutive trading days and MedPro common stock cannot be sold in the public securities market, provided that the unavailability is not due to factors solely within the control of the holder of the Series A Stock.

(2)	Suspension from listing or trading on any one of, or the failure of MedPro’s common stock to be listed or traded on at least one of, the OTC Bulletin Board, the Nasdaq Capital Market, the Nasdaq Global Market, the New York Stock Exchange, Inc., or American Stock Exchange, Inc. for five consecutive trading days.

(3)	Notice of our inability to convert Series A Stock into shares of common stock.

(4)	Failure to comply with a conversion notice for 15 days.

(5)	Deregistration of common stock so it is no longer publicly traded.

(6)	Consummation of a “going private” transaction so that the common stock is no longer registered under the Securities Exchange Act of 1934.

(7)	Breach of a term of the purchase agreement or the certificate of designation or any other agreement delivered in connection with contemplated transactions that has a materially adverse effect and is not a curable breach of a covenant that continues for more than 10 business days.

For triggering events (1), (2), (3), and (7), we have the option to pay in cash or shares of common stock (in which case, the price per share shall be based on the conversion price then in effect). For (4), (5), and (6), we will redeem the applicable Series A Stock for cash.

Rights if Unable to Fully Convert

If we cannot issue shares of common stock for any reason, we will issue as many shares of common stocks as we can. With respect to the unconverted Series A Stock, the holder can elect within 5 business days of MedPro’s receipt of notice:

  To redeem the unconverted stock at a price equal to the major transaction redemption price, provided that we have the option to pay in cash or shares of common stock.

  If we cannot fully convert because we failed to have a sufficient number of shares of common stock registered for resale under the registration, to require it to issue restricted shares of common stock.

  To void its conversion notice and retain the shares of Series A Stock.

  To exercise its buy-in rights.

No Preemptive Rights

Except as noted in the following paragraph, a holder of Series A Stock will not have the right to subscribe for, purchase or receive any part of any new or additional shares of any class of our shares, or any of our debt securities convertible into shares, except for the holder’s conversion rights. Our board of directors will have the power to authorize the company to issue shares (other than Series A Stock) or debt securities on such terms and for such consideration as they deem advisable.

For one year following the effective date of the registration statement covering the resale of shares of our common stock issuable upon the conversion of Series A Stock or the exercise of the related warrants, each Series A Stockholder will have the option to purchase up to its pro rata portion of all or a portion of the securities being offered in any subsequent financing on the same, absolute terms and conditions as contemplated by such subsequent financing. A subsequent financing means any proposed offer or sale of our common stock, or any debt or equity securities convertible, exercisable or exchangeable into its common stock, to any third party. The right would not apply to shares issued to acquire patents for technology, under employee benefit plans and certain other corporate transactions. A Series A Stockholder electing to participate in a subsequent financing would have the right to acquire a percentage of the offered shares in the subsequent financing obtained by dividing (x) the number of shares of Series A Stock purchased by such holder by (y) the total number of shares of Series A Stock purchased by all of the holders who elect to participate in the subsequent financing.

Restriction on Issuance of Stock Vote to Change Terms

The affirmative vote of 75% of the outstanding shares of Series A Stock is required to issue additional shares of Series A Stock.

The affirmative vote of 75% of the outstanding shares of Series A Stock is required to change the certificate of designation or the articles of incorporation in a manner that alters the rights of the Series A Stock.

Common Stock Purchase Warrants

     Each unit sold to the Series A Stockholders was comprised of one share of Series A Stock, one Series A Warrant and one Series B Warrant. If an investor purchased units for an aggregate purchase price of $5,000,000 or more, one Series J Warrant and one Series C Warrant was also included in each Unit purchased. Each series of warrant may be exercised on the following terms:

Series A Warrant	Entitles holder to purchase one share of common stock at a purchase price of $1.81 per share, 93% of the purchase price per share of Series A Stock.

Series B Warrant	Entitles holder to purchase one additional share of common stock at a purchase price of $1.99 per share, 102% of the purchase price per share of Series A Stock.

Series J Warrant

For investors who purchased an aggregate of at least 2,762,431 units in the offering, each purchased Unit also included a Series J Warrant and a Series C Warrant, each to purchase one further additional share of common stock at a purchase price of $2.18 per share, 112% of the purchase price per share of Series A Stock.

Series C Warrant	For investors receiving Series J and Series C Warrants, the Series C Warrants only become exercisable following exercise of the corresponding Series J Warrant.

Adjustments to the Exercise Price and Number of Shares Available	The price per share and number of shares available under each series of Warrant is subject to adjustment in the following circumstances:
  the recapitalization, reorganization or reclassification of our company;

  the consolidation, merger or sale of our company;

  stock dividends, stock splits or reverse stock splits;

  or the issuance of additional shares of common stock or common stock equivalents, or other distributions made to the holders of common stock other than permitted issuances.

Cashless Exercise

In lieu of exercising their warrants for cash, the holders of Series A, Series B, and Series C Warrants may make a cashless exercise of their warrants, and will receive a number of shares of common stock having a market value equal to the difference between the then-current market value of the number of shares for which the warrant is exercised and the exercise price for those shares.

Buy-In Rights

If we fail to transmit to the holder of a warrant, certificates representing the shares of common stock issuable upon exercise of the warrant, and the holder is required to purchase shares of common stock to deliver in satisfaction of a sale of the shares to have been issued upon the exercise of the warrant, then we must pay the holder in cash the amount by which the holder’s total purchase price for the common stock exceeds the amount obtained by multiplying (1) the number of shares of common stock issuable upon exercise of the warrant that MedPro was required to deliver times (2) the price at which the sell order giving rise to such purchase obligation was executed.

Other Warrants

     SC Capital Partners, LLC served as a financial advisor in connection with our sale of Series A Stock and stock purchase warrants and the merger that closed on December 28, 2007. For those services, we paid SC Capital a total of $1,040,000 in cash and issued 593,931 newly issued shares of common stock and warrants to purchase 533,458 shares of common stock. These warrants are exercisable at an exercise price of $1.81 only if and to the extent that Vision exercises its Series A warrants, and have the same terms as the Series A warrants. Warren Rustand, a managing director of SC Capital, serves as a director of MedPro.

     We have agreed to issue to a vendor warrants to purchase 68,036 shares of our common stock at an exercise price of $1.99 and otherwise on the same terms as the Series B Warrants issued to the Series A Stockholders. The warrants would be issued as consideration for the preparation of a research report on our company and its medical technology and products.

SHARES ELIGIBLE FOR FUTURE SALE

     As of June 25, 2008, we had 13,285,072 shares of common stock issued and outstanding. In addition, 6,668,230 shares of common stock are issuable upon the conversion of our 6,668,230 shares of preferred stock outstanding and 25,820,150 shares of common stock are issuable upon the exercise of outstanding warrants to purchase our common stock. The following table presents, for each class of our outstanding warrants, the number of common shares subject to the warrants, the exercise price, and the expiration date of the warrants.

Class	Number of shares (1)	Exercise price	Expiration date
A	6,668,230	$1.81	12/28/2012
	533,458	1.81	12/28/2012
B	6,668,230	1.99	12/28/2012
J	5,975,116	2.18	12/28/2008
C	5,975,116	2.18	12/28/2012

Under this registration statement we registering for resale a total of 4,649,775 shares of our common stock. Of the shares being registered:

  1,806,223 shares are currently issued and outstanding, and
  2,843,552 shares are issuable upon the exercise of warrants by our Series A Stockholders.

     Future sales of substantial amounts of our common stock in the public market could cause our prevailing market prices to decline. A large number of our shares of common stock outstanding will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could depress our prevailing market price and limit our ability to raise equity capital in the future.

     Of the 13,285,072 shares of common stock that we had issued and outstanding as of June 25, 2008, only the 134,148 shares (or 1%) held by the shareholders of Dentalserv.com other than the affiliates of Dentalserv.com before the merger will be freely tradeable without further restriction or further registration under the Securities Act. The remaining 13,150,924 shares are deemed to be “restricted securities” as that term is defined under Rule 144 promulgated under the Securities Act.

     Shareholders who formerly were affiliates, as that term is defined in Rule 144, of Dentalserv.com before the December 28, 2007 merger hold 1,267,290 shares of our common stock. The Rule 144 trading restrictions on these shares, which represent 9.5% of the outstanding shares of our common stock, expire on January 4, 2009, assuming that such persons are deemed to no longer be affiliates of our company. Of these restricted shares, we are registering 1,254,038 shares for resale by Vision.

     We issued 11,878,685 shares of common stock on December 28, 2007 in connection with the merger. Under Rule 144 as recently amended, these shares may not be traded until January 4, 2009. At the end of the holding period, shareholders who received shares of our common stock in the merger and are not current directors, executive officers or other affiliates of our company may sell their shares, provided that we remain current with our SEC filing obligations. These shareholders hold 4,352,849 shares (or 32.8%) of our common stock, of which we are registering 552,185 shares for resale

     Shareholders who received shares of our common stock in the merger and whom we believe to be affiliates of our company hold approximately 7,525,836 shares (or 56.7%) of the common stock. After the initial holding period expires on January 4, 2009, affiliates may sell their shares subject to additional conditions of Rule 144. In general, under Rule 144, an affiliate who has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  1% of the number of outstanding shares of our common stock, or 132,850 shares as of June 25, 2008; or

  the average weekly trading volume of our common stock on the OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales by affiliates under Rule 144 must comply with manner of sale provisions and notice requirements, and information about us must be publicly available.

Lock-Up Agreements

     Our officers and directors and certain persons related to them have agreed not to transfer or dispose of, directly or indirectly, any of the 7,572,486 shares of our common stock they own for a period of 180 days after the date the registration statement of which this prospectus is a part is declared effective. Gifts to immediate family members and certain other transfers or dispositions can be made sooner provided that the recipient of the shares agrees in writing to be bound by the same restrictions on transfer of the shares.

PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker/dealer solicits purchasers;

  block trades in which the broker/dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker/dealer as principal and resale by the broker/dealer for its account;

  an exchange distribution in accordance with the Rules of the applicable exchange;

  privately negotiated transactions;

  broker/dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker/dealers engaged by the selling stockholders may arrange for other brokers/dealers to participate in sales. Broker/dealers may receive commissions from the selling stockholders (or, if any broker/dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions to exceed what is customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We are required to pay certain fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier (i) the date that is two years after the last day of the calendar month following the month in which the effective date of the registration statement occurs, (ii) the date when the selling stockholder may sell all securities registered under the registration statement under Rule 144 without volume or other restrictions or limits or (iii) the date the selling stockholders no longer own any of the securities registered under the registration statement.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Frost Brown Todd LLC, Louisville, Kentucky.

EXPERTS

     The financial statements of MedPro Safety Products, Inc. as of December 31, 2007 and 2006, and for each of the two years in the period ended December 31, 2007, have been audited by Rodefer Moss and Co, PLLC, independent registered public accounting firm, as set forth in its report appearing herein and included in this registration statement in reliance upon such report.

WHERE YOU CAN FIND MORE INFORMATION

     The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. We are currently in the process of reconstructing our website http://www.medprosafety.com. One of the changes to our website will allow investors to access our periodic reports and ownership reports of our directors and executive officers. Shareholders may also request a copy of our SEC reports at no cost by telephoning us at (859) 225-5375 or by writing us at the following address:

MedPro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington, KY 40505
Attention: Marc T. Ray

INDEX TO FINANCIAL STATEMENTS

MedPro Safety Products, Inc.

Page

Opinion of Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2007 and 2006	F-3

Statements of Operations for the Years Ended
December 31, 2007 and 2006	F-5

Statements of Shareholders’ Equity/(Deficiency) for the Years
Ended December 31, 2007 and 2006	F-6

Statements of Cash Flows for the Years Ended
December 31, 2007 and 2006	F-7

Notes to Financial Statements	F-8

Balance Sheets as of March 31, 2008 (unaudited)
and December 31, 2007	F-24

Statements of Operations for the Three Months
Ended March 31, 2008 and 2007 (Unaudited)	F-26

Statements of Shareholders’ Equity For the Three
Months Ended March 31, 2008 (Unaudited) and
and the Year Ended December 31, 2007	F-27

Statements of Cash Flows for the Three Months Ended
March 31, 2008 and 2007 (Unaudited)	F-28

Notes to Financial Statements (Unaudited)	F-29

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of MedPro Safety Products, Inc.:

We have audited the accompanying balance sheets of MedPro Safety Products, Inc. as of December 31, 2007 and 2006, and the related statements of operations, shareholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedPro Safety Products, Inc. as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Rodefer Moss & Co, PLLC

Knoxville, Tennessee
April 18, 2008

MEDPRO SAFETY PRODUCTS, INC.
Balance Sheets
December 31, 2007 and 2006

	2007	2006

ASSETS
Current Assets
Cash	$ 6,341,132	$ 59,954
Accounts receivable	22,801	4,576
Inventory	545,956	515,013

Note Receivable - Vision Opportunity Master Fund, Ltd	2,000,000	-

Due from SGPF, LLC	24,089
Other current assets	2,026	45,654

Total current assets	8,936,004	625,197

Property and Equipment
Equipment and tooling	1,040,750	500,000
Leasehold improvements	44,764	44,764

Computers, network and phones	90,800
Furniture and fixtures	40,628	37,025
Trade show booth	7,341	7,341

	1,224,283	589,130

Less: accumulated depreciation	105,662	71,695

Property and equipment, net	1,118,621	517,435

Other Assets
Intangible assets	3,067,442	3,314,547

Conditional license agreement	3,000,000
Deferred financing costs	139,261	183,333

Total other assets	6,206,703	3,497,880

Total assets	$ 16,261,328	$ 4,640,512

See notes to financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Balance Sheets (Continued)
December 31, 2007 and 2006

	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIENCY)
Current Liabilities
Accounts payable and accrued expenses	$ 2,156,147	$ 831,031
Accrued interest payable	539,549	576,222
Current portion of long term debt	2,358,089	83,991
Notes payable to and advances from shareholders	2,659,361	2,961,216

Total current liabilities	7,713,146	4,452,460

Long-Term Liabilities
Notes payable - long term portion	4,569,192	5,609,104

Total liabilities	12,282,338	10,061,564

Shareholders’ Equity/(Deficiency)
Preferred stock
$.01 par value; 10,000,000 shares authorized; 6,668,229 shares issued and outstanding	66,682	-
Common stock

$.001 par value; 90,000,000 shares authorized; 13,285,072 and 10,360,494 shares issued and outstanding and $.01 par value	13,285	10,360

Additional paid-in capital	22,358,720	9,753,801

Unearned share-based compensation	(21,885)	-
Accumulated deficit	(18,437,812)	(15,185,213)

Total shareholders’ equity/(deficiency)	3,978,990	(5,421,052)

Total liabilities and shareholders’ equity/(deficiency)	$ 16,261,328	$ 4,640,512

See notes to financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Statements of Operations
For the Years ended December 31, 2007 and 2006

	2007	2006

Sales
Needlyzer	$ 34,656	$ 20,565
Safe-Mate	63,393	60,803

Total sales	98,049	81,368

Cost of Goods Sold	45,084	38,016

Gross profit	52,965	43,352

Operating Expenses
Salaries, wages, and payroll taxes	494,532	496,322
Product development costs	115,345	352,952
Professional and insurance	471,860	156,294
General and administrative	802,046	271,473
Travel and entertainment	197,302	103,729
Depreciation and amortization	78,039	5,523

Total operating expenses	2,159,124	1,386,293

Loss from operations	(2,106,159)	(1,342,941)

Other Income (Expenses)
Interest expense	(1,168,447)	(985,202)
Income from debt forgiveness with related party		1,294,526
Interest income	7,400	22,289
Other	14,607	(9,953)

Total other income (expenses)	(1,146,440)	321,660

Provision for income taxes	-	-

Net loss	$ (3,252,599)	$ (1,021,281)
Preferred Stock:
Deemed dividend on embedded conversion feature	(3,975,120)

Net loss attributable to common shareholders	$ (7,227,719)	$ (1,021,281)

Weighted average number of shares outstanding - basic and diluted	10,901,534	8,523,432

Net loss per share - basic and diluted	$ (0.66)	$ (0.12)

See notes to financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Statements of Shareholders’ Equity/(Deficiency)
For the Years ended December 31, 2007 and 2006

	Common Stock		Preferred Stock		Unearned Compensation	Additional Paid-In Capital	Accumulated Deficiency	Total
	Shares	Amount	Shares	Amount
Balance, January 1, 2006	9,249,045	$9,249				$6,052,657	$(14,163,932)	$(8,102,026)
Shares issued in conversion of debt	698,284	698				2,427,557		2,435,079
Shares issued for equipment and intangibles	291,020	291				988,830		989,121
Shares issued in payment of services	122,145	122				284,757		278,055
Net loss	-	-	-	-	-	-	(1,021,281)	(1,021,281)

Balance, December 31, 2006	10,360,494	10,360	-	-	-	9,753,801	(15,185,213)	(5,421,052)
Common shares issued in conversion of debt	216,347	217				309,764		309,980
Common shares issued to Jacobsen	7,641	8				(8)		(0)
Common shares issued for cash	700,272	700				749,300		750,000
Common shares issued in merger to
DentalServ.com Corporation Shareholders	1,406,387	1,406				(1,406)		0
Preferred shares issued for cash, net of issuance
costs of $1,407,340			6,668,229	66,682		11,525,978		11,592,660
Common shares issued in connection with
issuance costs of Preferred Stock	593,931	594				(594)		-
Common shares issued for future services					(21,885)	21,885		-
Deemed dividend on embedded conversion
feature in preferred stock						3,975,120	(3,975,120)
Net loss	-	-	-	-	-	-	(3,252,599)	(3,252,599)

								-
Balance, December 31, 2007	13,285,072	$13,285	6,668,229	$66,682	$(21,885)	$26,333,840	$(22,412,932)	$3,978,990

See notes to financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Statements of Cash Flows
For the Years ended December 31, 2007 and 2006

	2007	2006

Cash Flows From Operating Activities
Net loss	$ (3,252,599)	$ (1,021,281)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation	33,967	5,523
Amortization of financing costs	44,072	16,667
Stock issued for interest	99,880	278,055
Gain on retirement of debt	-	(1,294,526)
Write-down of intellectual property	300,000	-
Changes in operating assets and liabilities
Accounts receivable	(18,225)	1,697
Inventory	(30,943)	36,115
Other current assets	43,628	(45,654)
Accounts payable and accrued expenses	1,325,116	(101,749)
Accrued interest payable	(36,673)	(103,759)

Net cash flows from operating activities	(1,491,777)	(2,228,912)

Cash Flows From Investing Activities
Advances to SGPF, LLC	(24,089)	-
Payment on option for license with Unilife Medical Solutions, Ltd.	(3,000,000)	-
Purchases of property and equipment	(635,153)	(7,216)
Acquisition of DentalServ.com, net of cash acquired	(52,895)	-

Net cash flows from investing activities	(3,712,137)	(7,216)

Cash Flows From Financing Activities
Proceeds from bank borrowings	1,317,500	5,175,000
Repayments on bank borrowings	(83,314)	-
Net repayments on notes payable to and advances from shareholders	(91,754)	-
Net cash from issuance of preferred shares	9,592,660	200,000
Proceeds from issuance of common shares	750,000	(3,082,729)

Net cash flows from financing activities	11,485,092	2,292,271

Net increase (decrease) in cash	6,281,178	56,143

Cash at the Beginning of the Year	59,954	3,811

Cash at the End of the Year	6,341,132	59,954

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$ 1,255,240	$ 1,076,213

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Issuance of common stock for equipment and tooling and intellectual properties	-	$ 989,121
Issuance of common stock in settlement of debt	$ 309,980	$ 2,435,079

Issuance of preferred stock in note receivable	$ 2,000,000	$ -

Deemed dividend on embedded conversion feature in preferred stock	$ 3,975,120

See notes to financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – MedPro Safety Products, Inc (“MedPro” or the “Company) is located in Lexington, Kentucky and engage in the business of selling medical equipment that protects the public from needle stick injuries and enhances the safety of patients and medical professionals in the healthcare industry. MedPro has developed and/or acquired proprietary and unique technology that management believes will deliver the highest level of risk reduction technology to the industry. MedPro was originally incorporated in Kentucky in 1995 and changed its corporate domicile to Delaware in 1999. VACUMATE, LLC (“VACUMATE”), a subsidiary of MedPro Safety Products, Inc at December 31, 2006, was formed as a Kentucky limited liability company in March of 2003. VACUMATE, LLC, was created in order to fund the acquisition of a safety blood collection system. The technology purchase was completed by VACUMATE, LLC, during 2004. On January 10, 2007, MedPro and VACUMATE merged and MedPro survived the merger.

On December 28, 2007, the Company completed a reverse takeover merger with Dentalserv.com (“DRSV”), a Nevada corporation with nominal assets and no active business whose shares were registered under the Securities Exchange Act, resulting in MedPro becoming a public company. The reverse takeover merger was a condition to a concurrent $13 million investment by Vision Opportunity Master Fund, Ltd. (“Vision Fund”) and three Sands Brothers Venture Capital Funds (“Sands Funds”) under the terms of the preferred stock purchase agreement among MedPro and those purchasers.

The following transactions occurred concurrently in connection with the reverse takeover merger:

  The approximately 5.6 million then outstanding common shares of DRSV were combined into approximately 1.4 million common shares in a 1-for-4 reverse stock split.
  Vision Fund and the Sands Funds were issued a total of 6,668,229 shares of convertible preferred stock and warrants to purchase common shares for a purchase price of $13,000,000.
  The 24,829,118 common shares owned by the MedPro shareholders immediately before the merger were converted into 11,284,696 shares of DRSV, and DRSV was renamed “MedPro Safety Products, Inc.”.

Vision Fund and the Sands Funds were issued a total of 6,668,229 Series “A” and Series “B” warrants, one for each share of preferred stock held by them. Both the “A” and “B” Warrants have a five-year term expiring on December 28, 2012. The “A” warrant is exercisable at $1.81 per share and the “B” warrant is exercisable at $1.99 per share. Vision Fund was also issued (a) “J” warrants exercisable for 5,975,116 common shares at $2.18 per share that expire on December 28, 2008, and (b) “C” Warrants, exercisable for 5,976,116 common shares at $2.18 per share that expire on December 28, 2012. The “C” warrants are only exercisable to the extent the “J” warrants are exercised.

In addition, for advisory services in connection with the transactions, SC Capital Partners, LLC was issued 593,931 common shares and a warrant to purchase 533,458 common shares and received a cash fee based on 8% of the $13,000,000 capital raised. The initial installment of $880,000 was paid on December 28, 2007 and the balance of $160,000 was paid in March 2008 after Vision Fund paid the $2,000,000 note. The warrant issued to SC Capital Partners is exercisable for $1.81 per share only if, and in proportion with, the exercise of the “A” warrants.

MedPro has provided for a warrant to purchase 68,036 shares of MedPro for $1.99 per share to be issued to Chrystal Research after completion of an article regarding MedPro in its research publication. This research article is expected to be issued in the second quarter of 2008.

See Note 10 for details on the valuation of these warrants and options.

Principles of Consolidation –The Company applies FIN 46(R), “Consolidation of Variable Interest Entities,” and FASB 141 in its principles of consolidation. FIN 46(R) addresses arrangements where a company does not hold a majority of the voting or similar interests of a variable interest entity (VIE). Under FIN 46(R) a company must consolidate a VIE if it is determined that it is the primary beneficiary.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For the year ended December 31, 2006, substantially all of the equity interests of MedPro and VACUMATE were represented by common ownership and MedPro had a direct equity ownership of 40 percent of VACUMATE. From inception until January 10, 2007, MedPro provided all management functions for VACUMATE under an agency agreement. In a January 10, 2007 merger, MedPro issued approximately 13.7 million of its shares (6.2 million post-split/post-merger shares - see Note 2) to acquire all of the then outstanding interests of the non-MedPro owners of VACUMATE. Upon the effective date of the merger, the non-MedPro owners of VACUMATE controlled 60% of the resulting company and the pre-merger shareholders of MedPro controlled 40% of the resulting company, which continued under the name of MedPro Safety Products, Inc. The merger agreement was approved in principle by MedPro’s Board of Directors and the Members of VACUMATE on August 24, 2006 and approved by the shareholders of MedPro on January 10, 2007. As a result of the above relationships, including common management, ownership, and operations, these financial statements include the accounts of both MedPro and VACUMATE. Inter-company balances and transactions have been eliminated in consolidation.

On December 28, 2007, the Company completed a reverse takeover merger with DRSV, a Nevada corporation with nominal assets and no active business whose shares were registered under the Securities Exchange Act, resulting in MedPro becoming a public company. The reverse takeover merger was a condition to a concurrent $13 million investment by Vision Fund and the Sands Funds under the terms of the preferred stock purchase agreement among MedPro and those purchasers. MedPro was the survivor of the merger for accounting purposes, although the Delaware corporation went out of existence. The reverse merger and investment by the Vision Fund and the Sands Funds were accounted for as capital transactions in which:

  MedPro issued 1,406,387 shares of its common stock to the DRSV shareholders for the net monetary assets of the shell corporation;
  MedPro issued 6,668,229 shares of convertible preferred stock and warrants to purchase 25,820,150 common shares to the investors for $13,000,000; and
  MedPro issued 593,931 shares of common stock and warrants to purchase 533,458 shares of common stock and also paid $1,040,000 in cash as an advisory fee.

Vision Fund purchased 5,129,407 preferred shares and warrants for $9,000,000 in cash and 1,025,881 preferred shares and warrants for a $2,000,000 promissory note due March 31, 2008. The Sands Funds purchased the remaining preferred shares and warrants for a total of $1,000,000 in cash. Vision Fund paid its promissory note to MedPro on March 3, 2008.

The warrants, which are exercisable at prices ranging from $1.81 to $2.18 per common share, were valued according to the Black-Scholes method, based on the assumptions described in Note 10. MedPro also increased its retained deficit by $3,975,120 and increased additional paid in capital by the same amount effective on December 28, 2007 to reflect the intrinsic value of the right to convert the Series A Stock into common stock, as described in Note 10. The $3,975,120 amount represents the difference between the liquidation value of the preferred stock and the value of the warrants. Because the Series A Stock is convertible immediately upon issuance, the entire amount was charged to retained earnings as a deemed dividend and an increase to additional paid in capital.

Basis of Presentation – The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring losses from operations accumulating to $(18,437,812) at December 31, 2007, resulting in negative cash flows from operations. The Company has historically depended on borrowings to fund operations. See Notes 4, 5, and 6 for details of the Company’s debt. At December 31, 2007, current assets exceeded current liabilities by approximately $1.2 million. As of December 31, 2006 current liabilities had exceeded current assets by approximately $3.8 million and total liabilities exceeded totals assets by approximately $5.4 million. At December 31, 2007 total assets

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

exceeded total liabilities by approximately $3.9 million. Management’s plan for the Company to meet its cash flow needs through the end of 2008 and to ultimately achieve profitability is discussed below.

The Company had previously obtained from its Chairman and then majority shareholder a commitment to provide it the necessary funding to meet its cash flow needs through the end of 2007. Also, the Company’s Chairman had personally guaranteed up to $7.0 million of the Company’s bank debt. In return for the guarantee, the Company agreed to pay its Chairman a $250,000 fee in August 2006, which has been expensed. The Company has netted approximately $11.6 million in cash through March 2008 from its offering of preferred stock discussed above.

Additionally, the Company has secured a contract with a major European-based multinational medical company for the supply of its blood collection safety devices over a five-year period. The contract is for more than 100 million units or approximately $30 million of product.

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Costs Recognition – The Company derives its revenues from the sales of protective needle equipment. Revenues and accounts receivable are currently derived from the sale of the Needlyzer (needle destruction device) and Safe-Mate (safety dental needle) products. Revenues and accounts receivable under our contracts and within existing customer relationships are recognized when the price has been fixed, delivery has occurred and collectability is reasonably assured. The Company expects to begin shipping the Vacu-Mate tube activated product and anticipates generating revenue from its tube-activated Vacu-Mate device during the fourth quarter of 2008. It has experienced design and development issues that have delayed production. The Company expects to complete a large validation and verification build of the tube activated product in June 2008 and its 13485 Quality Plan and Registration process in July 2008.
Cost of goods sold includes all direct production costs and shipping and handling costs. General and administrative costs are charged to the appropriate expense as incurred.
Accounts Receivable – As is customary in the industry, the Company does not require collateral from customers in the ordinary course of business. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollected amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Management believes that all accounts receivables are collectible, and an allowance for doubtful accounts is not necessary at December 31, 2007 and 2006. The Company does not accrue finance charges on its past due accounts receivable. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable.

Inventory – Inventory consists of Safe-Mate safety needles and Needlyzer devices and is carried at the lower of cost or market value on a first-in first-out basis. The Company took an inventory write down for its Needlyzer device in 2004, reflecting its policy to liquidate these inventories and discontinue efforts to market the device (See also Note 3).

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for assets placed in service is provided using the straight-line method over their estimated useful lives. The cost of normal maintenance and repairs is charged against earnings. Expenditures which significantly increase asset values or extend useful lives are capitalized. The gain or loss on the disposition of property and equipment is recorded in the year of disposition.

Intangible Assets – Intangible assets consist principally of intellectual properties such as regulatory product approvals and patents. Intangible assets are amortized using the units-of-production method over their estimated period of benefit, ranging from one to ten years upon being placed in full production. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization except for an immaterial amount of goodwill associated with the DentalServ merger. Management has elected to charge off the $300,000 acquisition cost of the Safe-Mate intellectual property and patent in 2007. The product has never achieved the level of commercial success hoped for by management and its patent protection will expire in 2008. Management believed its charge off was prudent. No other material impairments of intangible assets have been identified during any of the periods presented. Amortization was immaterial for all periods presented. Amortization of the Vacumate technology will begin when commercial shipments begin in 2008. Management believes that future revenue from an existing minimum volume contract for this product insures that the carry value of this asset is not impaired.

The Key-Lok intellectual property intangible acquired in 2006 is still in the process of being evaluated for reintroduction into the marketplace. Since no sales or contracts have been signed, management has elected to delay the start of amortization based on no units of production experience. Management expects future revenue to be sufficient on this product to avoid any impairment adjustment as of December 31, 2007.

On December 31, 2007, the Company purchased an option from Unilife Medical Solutions Ltd. to negotiate an exclusive license agreement to market two 1 ml safety syringes in the US from Unilife’s product portfolio. The license also covers an anticipated clinical line of safety syringes. Finally, the option includes a 10% fee on the US sales of a fillable/prefilled safety syringe capped at $15,000,000 of fee income. The option provides for negotiation of the exclusive license by September 1, 2008. If no agreement is reached and Unilife does not terminate the agreement within 30 days of September 1, 2008, a default exclusive license will be deemed to exist. Unilife may terminate the option (within 30 days of September 1, 2008) and refund the $3,000,000 option payment within sixty days of their notice of termination. The Company has accounted for this asset as a conditional license agreement, an asset, and has not expensed any of the cost of this item.

The Company has also entered into an option to acquire technology from SGPF, LLC, an entity controlled by the Company’s Chairman. To date, the Company has not committed to exercise its option, nor has it incurred any substantial costs to explore and develop the syringe guard prefilled family of products. The agreement includes up to $375,000 of costs to be incurred by the Company to develop proof of concept prototype devices, single cavity molds and work toward securing a commercialization partner/customer. These amounts need not be incurred by the Company and may never be incurred. If the Company declines to move forward with the technology development or signs a commercialization agreement with having to incur proof of concept costs the $375,000 may never be incurred. If the option is exercised, the Company will owe $8,000,000 to SGPF, LLC to acquire the technology. The purchase price includes a transfer of $2,500,000 of Company stock to SGPF, LLC at $1.81 per share, $2,500,000 in cash to SGPF, LLC and $3,000,000 of intellectual property purchase payments to Visual Connections, Inc. If SGPF, LLC has already fully paid the entire $3,000,000 to Visual Connections, Inc. the $3,000,000 goes to SGPF, LLC. Since this option has not been exercised and the Company has no firm obligation to incur these costs, no amount has been recorded in the financial statements.

Research and Development Costs – Research and development costs are charged to expense as incurred. These expenses do not include an allocation of salaries and benefits for the personnel engaged in these activities. Although not expensed as research and development, all salaries and benefits for the years ended

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

December 31, 2007 and 2006, have been expensed. The Company incurred no research and development costs during the years ended December 31, 2007 and 2006, respectively.

Advertising – Advertising costs are expensed as incurred. The Company incurred $23,667 and $71,277 of such costs during the years ended December 31, 2007 and 2006, respectively.

Income Taxes –Income tax expense is provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the effects of net operating loss carry forwards and differing basis, depreciation methods, and lives of depreciable assets. The deferred tax assets represent the future tax return consequences of those differences, which will be deductible when the assets are recovered.

Cash and Cash Equivalents – For the purposes of the Statements of Cash Flows, the Company considers cash and cash equivalents to be cash in all bank accounts, including money market and temporary investments that have an original maturity of three months or less.

Concentration of Credit Risk – From time to time during the years ended December 31, 2007 and 2006, certain bank account balances were in excess of federally insured limits. The company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Recent Accounting Pronouncements

In June 2006, FIN 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109, clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements. The Interpretation requires that we determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the more likely than not recognition criteria, FIN 48 requires the tax position be measured at the largest amount of benefit greater than fifty percent (50%) likely of being realized upon ultimate settlement. This accounting standard was effective for fiscal years beginning after December 15, 2006. The effect of adopting FIN 48 did not have a material affect on our financial position and results of operations.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. SAB 108 was effective for the Company’s fiscal year 2007 annual financial statements. The adoption of SAB 108 did not significantly impact our financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). This standard defines fair value, establishes the framework for measuring fair value in accounting principles generally accepted in the United States and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements.

Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the requirements of SFAS No. 157 and have not yet determined the impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115 (“SFAS No.159”). SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of adopting SFAS No. 159 on our financial position, results of operations and cash flows.

NOTE 2 – ACQUISITIONS

During 2006, the Board of Directors authorized the acquisition of patents underlying the Key-Lok Needleless IV system from Baton Ventures, LLC, which is managed by Baton Development, Inc., an entity owned by a director of the Company. The Company had evaluated the product for approximately two years, during which the Company established a strategic plan for developing this product. The product has previously been manufactured, and it received a 510(k) clearance to market from the United States Food and Drug Administration (USFDA). Key-Lok was initially pre-marketed through a number of potential customers and/or distributors, and through these efforts it was determined that the product required minor modifications to achieve acceptance in the marketplace. These modifications have been engineered but not integrated into existing tooling. The acquisition also included equipment comprised of injection molding machines, tools and molds and packaging equipment. The purchase price was $1 million, net of approximately $10,000 of legal fees assumed by the Company. The equipment was valued at $500,000 based on an appraisal by an unrelated company. The Key-Lok patents were valued at $489,122. The Company issued 1,600,780 shares of common stock to Baton valued at $0.6179 per share, the price at which the Company had negotiated the conversion of outstanding debt to equity during 2006. These shares were subsequently converted into 727,549 common shares as a result of the mergers with Vacumate, LLC and DentalServ.

On January 10, 2007 the Company completed the acquisition of Vacumate, LLC. In this transaction, Vacumate, LLC merged into the Company, the common shares held by Company shareholders immediately before the merger were combined into 40% of the common shares of the surviving corporation after the merger, and interests of the Vacumate, LLC members were converted into 60% of the common shares of the surviving corporation.

On December 28, 2007 the Company completed a reverse takeover in which it merged into Dentalserv.com, a Nevada public shell corporation formerly listed as DSRV on the over the counter bulletin board (OTCBB). MedPro survived the merger for accounting purposes. Accordingly, these financial statements reflect the historical operations of MedPro before the reverse merger, but the capital structure is that of Dentalserv.com, the corporation that legally survived the merger. The surviving entity is listed as MPSP on the OTCBB. DentalServ’s financial activity after the merger has been reflected in the Company’s financial statements.

NOTE 3 – INVENTORY

In 2005, the Company determined to discontinue marketing its legacy product, Needlyzer, and plans to liquidate its inventory completely. A customer outside the United States purchased 72 devices and related equipment from the Company in 2006 for approximately $315 per unit, and had indicated that it is working on a proposal to purchase the remaining inventory that the company has on hand. During 2007, the same customer purchased an additional 75 units. The Company has reduced the value of this inventory from its original cost to an amount that is equivalent to its estimated net realizable value less all applicable disposition costs. The write down of the inventory from its original cost occurred in December 31, 2004, and amounted to $394,474. In 2007, the Company has elected to take this write down for tax purposes.

NOTE 4 – NOTES PAYABLE TO AND ADVANCES FROM SHAREHOLDERS

Notes payable to and advances from shareholders represent loans and advances received from officers, directors, shareholders and entities in which they exert significant control over. They are comprised of the following:

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 4 – NOTES PAYABLE TO AND ADVANCES FROM SHAREHOLDERS (continued)

	2007	2006
Short term advances with no stated terms
settled in the ordinary course of business	$ 6,116	$ 191,116

Demand and Promissory Notes with varying
interest rates and conversion features	2,653,245	2,770,100

	$ 2,659,361	$ 2,961,216

Short term advances consisted of $6,116 and $191,116 for December 31, 2007 and 2006, respectively which were due to various related parties including a company controlled by the Company Chairman for unsettled advances and services.

The promissory notes generally contained interest rates ranging to 20% per annum plus penalty interest when they reached maturity and remained unpaid. At December 31, 2007 and 2006 they included $110,000 and $570,100, respectively, in notes that by their terms were convertible at approximately $3.70 per share. Several convertible note holders exchanged debt and accrued interest totaling $309,980 for 216,347 shares of the post Dentalserv.com merger common stock of the Company. At December 31, 2006, an additional $200,000 in promissory notes were payable to a former Director of the Company. During 2007, $100,000 of those notes was paid and the balance of $100,000 was paid in early 2008. The notes were non-interest bearing until July 1, 2007 at which time interest was accrued at 6% per annum. As of December 31, 2007 the Company had accrued but unpaid interest on this note of $3,000 reflected on its financial statements. The Company has also offered to convert these notes into shares of the Company’s common stock at a rate of $0.65 per share.

Other demand and promissory notes included $60,000 due to the Vision Fund for advances to DentalServ prior to the merger in 2007. At December 31, 2007 the Company owed Baton Development, Inc. $74,912; Wayne Wellman, a shareholder $25,000; and had accrued, but unpaid management fees payable to its Chairman and Chief Operating Officer of $133,333. After December 31, 2007 the $74,912 was paid to Baton Development, Inc. and the $25,000 was paid to Wayne Wellman.

At December 31, 2007, the balance of the promissory notes was represented by a $2,150,000 note to a company controlled by the Company’s Chairman as described in the next paragraph. Interest on $2,000,000 of the outstanding principal balance was calculated at 6.0%, beginning on January 1, 2007, on the then unpaid principal balance. As of December 31, 2007 the Company had accrued $120,000 on this promissory note. Principal and all accrued interest on the note must be repaid on the date the Company completes an equity or debt financing resulting in gross proceeds to the Company of at least $6,000,000. The note also allows for various penalty provisions in the form of additional interest, as defined in the note, if all principal and accrued interest is not repaid by December 31, 2007. The note is callable if not repaid by December 31, 2008. During 2008 and based upon a use of proceeds schedule agreed between the Company and the Preferred investors, the Company has retired all of the accrued interest and $1,250,000 of this note. Interest is being paid monthly in 2008.

During 2006, approximately $2.6 million of the 2005 balance of promissory notes was repaid from the proceeds of the $5,000,000 term note discussed in Note 6. Also during 2006, another approximately $1.6 million of the 2005 balance of promissory notes were converted into shares of the Company stock.

NOTE 5 – RELATED PARTY TRANSACTIONS

The holder of the $2,000,000 demand note payable discussed in Note 4 above is CRM Development Company (“CRM”), an entity that is owned by the Company’s Chairman, and CEO. The note originated on September 1, 2006 as part of a corporate debt restructuring of the Company. CRM has continually loaned money to the Company, provided services for the Company, paid various Company related expenses directly, guaranteed Company loans, and subsidized the office lease expense on behalf of the Company, which is located in a building, owned by a partnership in which the Chairman is a partner. CRM agreed to forgive amounts

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 5 – RELATED PARTY TRANSACTIONS (continued)

otherwise owed or accruable to it under its loan agreements with the Company in exchange for 1,340,765 post split/post-merger shares of common stock valued at $1,822,805 and a promissory note payable from the Company in the amount of $2,000,000. The Company recognized a gain of $1,294,526 in connection with the debt forgiveness from CRM. During 2007 an additional $150,000 was loaned by CRM to the Company.

Prior to September 1, 2006, all monies advanced by CRM were considered advances with no definitive repayment terms. The balance of these advances totaled $3,188,363 at December 31, 2005.

In addition to the transactions discussed above and in Note 4, the company incurred interest expense on the indebtedness to shareholders totaling approximately $199 and $415 thousand for the years ended December 31, 2007 and 2006, respectively. Accounts payable to officers and employees of the Company totaled approximately $195 thousand at both December 31, 2007 and 2006, respectively.

NOTE 6 – LONG-TERM DEBT

Long-term debt at December 31, 2007 and 2006 consists of the following:

	2007	2006
Payable to Fifth Third Bank, Term Loan, interest
payable at prime plus 2%, monthly payments of $138,889
beginning June 2008, maturing May 1, 2011,
collateralized by an assignment of intellectual properties	$ 5,000,000	$ 5,000,000

Payable to Fifth Third Bank, Revolving Line of Credit, interest at prime plus 2%, payable monthly beginning in April 2007,
due August 1, 2008	1,492,500	175,000

Payable to Whitaker Bank, Draw Loan, interest payable at 7.5%
monthly payments of principal and interest of $10,000
due through July 23, 2010, secured by certain inventory of the
Company and personally guaranteed by the Company’s
Chairman, CFO and two other shareholders	434,781	518,095

	6,927,281	5,693,095

Less: Current Portion	2,358,089	83,991

Long-term portion	$ 4,569,192	$ 5,609,104

The revolving line of credit, as amended in March 2007, permits the Company to draw up to $1,500,000.

The credit agreement contains financial covenants that require the Company to:

  maintain a ratio, as of December 31, 2007 and any date thereafter, of (a) net income plus interest, income taxes, depreciation, and amortization expense to (b) the sum of annual interest expense and current maturities of long term debt, of greater than or equal to 1.50 to 1.00;
  maintain a tangible net worth, meaning net worth less intangible assets, of not less than (i) $4,500,000 as of December 31, 2007, (ii) $5,000,000 as of December 31, 2008, (iii) $5,500,000 as of December 31, 2009, and (iv) $6,000,000 as of December 31, 2010, and at all times thereafter; and
  maintain a ratio, as of December 31, 2007 and any date thereafter, of (a) total outstanding liabilities minus debt to persons other than the lender that has been subordinated to the lender to (b) net worth less intangible assets plus debt to persons other than the lender which has not been subordinated to the lender, of less than or equal to (i) 2.00 to 1.00 for 2008, (ii) 1.75 to 1.00 for 2009, (iii) 1.50 to 1.00 for 2010, and (iv) 1.25 to 1.00 on December 31, 2010 and all times thereafter.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 6 – LONG-TERM DEBT (continued)

The Company did not meet the covenants as of December 31, 2007, which would have entitled the lender to accelerate the payment of the principal and interest due under the credit agreement, among other remedies. When management notified the lender of the non-compliance with the covenant, the lender waived compliance with the covenants through December 31, 2008.

Maturities of long-term debt are summarized as follows:

2009	$ 1,503,974
2010	1,616,970
2011	1,420,208
2012	28,040

$ 4,569,192

NOTE 7 – SHAREHOLDERS’ EQUITY

The Company maintains two classes of stock. They consist of Common stock with a par value of $0.001 per share, and Series A Convertible Preferred Stock with a par value of $.01 per share. The Company is authorized to issue 90,000,000 shares of Common Stock and 10,000,000 shares of Series A Convertible Preferred Stock. The Company had outstanding 13,285,072 and 10,360,494 shares of Common Stock at December 31, 2007 and 2006, respectively, and 6,668,229 Series A Convertible Preferred Stock outstanding at December 31, 2007 as a result of the preferred offering discussed in Note 1. The Series A Convertible Preferred Stock is cumulative with liquidation preferences and is convertible, at the option of the holder, at any time into shares of common stock.

In addition there were also options and warrants to acquire common stock that were outstanding at December 31, 2007 and 2006, in the amounts of 28,888,184 and 25,000, respectively. The options that were outstanding at December 31, 2006, were not issued as part of a plan, but were issued as inducements for investors and shareholders to provide funding. Of the 25,000 options outstanding at December 31, 2006, 25,000 options expired unexecuted during the year ended December 31, 2007.

The Vision Fund and the Sands Funds hold 6,668,229 Series “A” warrants and 6,668,229 Series “B” warrants, one warrant of each series for each share of preferred stock held by them. Both the “A” and “B” warrants have a five-year term from December 28, 2007. The “A” warrant has an exercise price of $1.81 per share and the “B” warrant is exercisable at $1.99 per share. In addition, for making a total investment of at least $5 million, the Vision Fund also received “J” and “C” warrants. The Vision Fund’s 5,975,116 “J” warrants are exercisable for 5,975,116 common shares at $2.18 per share during a twelve (12) month term from December 28, 2007. The Vision Fund’s 5,975,116 “C” Warrants are exercisable for 5,976,116 common shares at $2.18 per share during a five (5) year term from December 28, 2007. The “C” warrants are only exercisable to the extent of the exercise of the “J” warrants. See Note 10 for details on the valuation of these warrants and options.

In connection with the merger with DRSV, SC Capital Partners, LLC was issued a warrant to purchase 533,458 shares at a price of $1.81 per share that is exercisable only if, and in proportion with, the exercise of the “A” warrants. The preferred stock purchase agreement among MedPro Vision Fund and the Sands Funds provides that 3,000,000 shares may be issued as equity grants to current and future management of MedPro, with terms to be established at a later date. MedPro has also provided for the grant of a warrant to acquire 68,036 shares of MedPro for $1.99 per share to Chrystal Research after completion of an article regarding MedPro in its research publication. This research article is expected to be issued in the second quarter of 2008.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 7 – SHAREHOLDERS’ EQUITY (continued)

During the year ended December 31, 2006:

In recognition for service to the Company, the Board of Directors granted a total of 204,524 post-split/post-merger shares of stock to its Board members and Corporate Secretary. Each person received a grant of 11,362 post-split/post-merge shares each year for the years 2003, 2004, and 2005, as the Board had not issued any shares or compensation to its Board during that period.

In return for the execution of a debt reduction agreement with the Company, CRM agreed to waive all associated warrants, current loans, accrued interest payable, and all other considerations in return for the note payable of $2,000,000 discussed in Note 4 and a grant of 1,340,765 post-split/post-merger shares of common stock. At the time of the agreement, CRM had loans in excess of $3,000,000, associated warrants for the issuance of these loans, accrued management fees payable, and estimated accrued interest due in excess of $1,500,000. CRM agreed to eliminate or forgive all debt, interest payable, warrants, options, and any other associated compensation due in exchange for the common shares and the note payable. This completes consideration of notes, payments, and all other activities executed by CRM during the period from January 1999 through September 2006, see note 5 for more details.

The Company elected to acquire a needleless IV system, known as Key-Lok, a product owned by Baton Ventures, LLC, an entity managed by Baton Development, Inc., an entity owned by the Company’s Vice Chairman. The purchase was accomplished with stock, and was acquired for a total of 727,549 post-split/post-merger shares and the assumption of outstanding legal bills of approximately $10,000. In addition, Baton Ventures, LLC elected to convert a total of $452,000 in additional bridge loans to capital stock. These loans were capitalized with the issuance of 332,469 post-split/post-merger shares of common stock.

An entity that had previously performed accounting and tax services for the Company, elected to convert its outstanding receivable with the Company. A Board member and corporate Treasurer, was a member of this firm. The total outstanding payable of $37,099 was capitalized with the issuance of 27,288 post-split/post-merger shares of Common Stock to the firm’s three partners, including the Board member, in equal number of shares.

Also during 2006, three shareholders converted notes/accounts payable to shares of common stock. Two note holders converted $98,500 in outstanding notes payable to 72,475 post-split/post-merger shares of common stock, and one shareholder/employee converted $100,000 of the Company’s account payable to him into 73,555 post-split/post-merger shares of common stock.

NOTE 8 – INCOME TAXES

The company incurred no current or net deferred income tax expense or benefit for the years ended December 31, 2007 and 2006. Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred assets at December 31, 2007 and 2006 are presented below:

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 8 – INCOME TAXES (continued)

	2007	2006
Deferred tax assets (liabilities):
Fixed assets	$ 97,951	$ 3,152
Inventory	0	124,754
Accrued interest payable	125,936	180,636
State deferred tax asset	782,094	588,958
Net operating loss carryforwards	4,207,979	3,028,886
Less: valuation allowance	(5,213,960)	(3,926,386)

Net deferred tax assets	$ -	$ -

The Company had no deferred tax liabilities as of December 31, 2007 and 2006 and the majority of its deferred tax asset consists of a net operating loss carryforward (tax effect) of $4,207,979 and $3,028,886, respectively, directly related to its total net operating loss carryforwards of $12,376,408 and $8,908,489, respectively. These net operating loss carryforwards begin expiring in 2015, and are entirely offset by valuation allowances of $(5,213,960) and $(3,926,386) as of December 31, 2007 and 2006, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Management has evaluated the positions taken in connection with the tax provisions and tax compliance for the years included in these financial statements as required by FIN 48. The Company does not believe that any of its positions it has taken will not prevail on a more likely than not basis. As such no disclosure of such positions was deemed necessary.

Management has elected to adjust its Needlyzer inventory to the lower of cost or market basis for tax purposes in 2007, consistent with a financial statement position taken in 2004. Management believes that future marketing efforts for the Needlyzer device will not result in commercially reasonable results and that for tax purposes the inventory should be written down to the net realizable value. The current year effect of this adjustment before valuation allowance on the net deferred tax asset for inventory is a reduction of $124,754 in deferred Federal income tax asset and an adjustment in the deferred state tax asset of $22,015 for a combined total effect of $146,769. Since 100% of these deferred tax assets were previously reserved there has been no impact on either the tax provision on the income statement or the deferred tax assets on the balance sheet.

The cessation of marketing and shipping efforts in 2007 of the remaining Needlyzer inventory and the resulting write down for tax purposes is a permissible adjustment and tax position under the first in first out lower of cost or market approach to inventory valuation for tax purposes and management believes it will prevail in this adjustment upon examination. Since 100% of this adjustment is part of a net operating loss carryforward, the impact may never be realized and has been reserved by valuation allowance.

The merger of the Company with DentalServ.com Corporation on December 28, 2007 will invoke the limitations of Internal Revenue Code Section 382 on the utilization of loss carryforwards from the former MedPro (the loss corporation and the acquired corporation for tax purposes). Future utilization of net operating loss will be limited based on the long term tax exempt rate at the date of merger applied against the value of the loss corporation. The limitation is further adjusted by the recognition, for tax purposes, of built in gains or losses as of the date of acquisition. The value of the loss corporation ($22,000,000) in connection with the merger was established by arms-length negotiation. If the Company has taxable income in the future, it will have to appropriately limit the utilization of prior MedPro loss carryforwards.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 9 – LEASE COMMITMENT WITH RELATED PARTY

The Company leases its office and storage facility in Lexington, Kentucky, under a non-cancelable operating lease with a related party. On January 10, 2007, the Company signed a lease addendum that among other things extended the term of the April 16, 1998 lease. The addendum allowed for an extension of the original lease through August 2012 in accordance with renewal language in the 1998 lease. The addendum also contains two five year extension options. The addendum also acknowledged that the company was in good standing and was not in arrears on lease payments or in default of any provisions within the lease or subsequent addendums. The addendum called for payments of $3,500 each month for the period from January 1, 2007, through July 31, 2007. Monthly lease payments increased to $6,500 beginning August 1, 2007, and continued until January 31, 2008. On and after February 1, 2008 the lease was amended to $6,975 per month ($83,700 per year) for the remainder of the term in connection with an expansion of the rentable square footage to encompass an additional 1,063 of unimproved space that was fit up by the Company in early 2008.

Total lease expense was $57,000 and $24,488 for the years ended December 31, 2007 and 2006, respectively.

Future minimum annual lease payments at December 31, 2007, are as follows:

2008	$ 82,225
2009	83,700
2010	83,700
2011	83,700
2012	55,800

$ 389,125

NOTE 10 – STOCK OPTIONS AND WARRANTS

Employee options

The Company has no written or unwritten stock ownership or option plans for employees. The “Series A Convertible Preferred Stock Purchase Agreement” dated as of September 5, 2007 among DentalServ.com and The Vision Fund and the Sands Funds (Purchasers of the Series A Convertible Preferred Stock) provides for 3,000,000 of the new MedPro post reverse takeover shares to be available for options to current and future management. Terms of the options have not been established, nor have they been assigned or allocated to any members of management or the Board of Directors as of the date of this financial statement.

Non-employee warrants

The Company issued warrants to acquire 68,036 common shares to Chrystal Research for $1.99 per share. The warrants will serve as future compensation in anticipation of a research report to be written and published about the Company in Chrystal Research’s medical device industry publication. Utilizing the Black-Scholes method, the Company valued these warrants at $21,885 and reflected them as unearned compensation in its shareholder equity section. There have not been exercised and are not eligible to be exercised until after the report is issued. The report is expected to be issued in the second quarter of 2008. These warrants have a five (5) year term beginning on December 28, 2007.

The Company issued warrants to acquire 533,458 common shares to SC Capital Partners, LLC for $1.81 per share. These warrants are exercisable only if and to the extent of the ratio of the “A” warrants exercised by the Vision Fund. The term of these warrants mirror the “A” warrants and are five (5) years from December 28, 2007. None of these warrants have been or are eligible to be exercised as of the financial statement date. These warrants were issued in connection with and compensation for assistance with the capital raised through the sale

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 10 – STOCK OPTIONS AND WARRANTS (Continued)

of the $13,000,000 of Series A Convertible Preferred Stock. The Company has valued the warrants at $211,928 utilizing the Black-Scholes method.

The Company has issued warrants to the Vision Fund and the Sands Funds as companion warrants to the purchase of the Series A Convertible Preferred Stock. These warrants include 6,668,229 warrants to acquire common shares for five (5) years from December 28, 2007. The A and B warrants, as they are called, were issued at $1.81 and $1.99, respectively. None of these warrants have been exercised as of the balance sheet date. They have been valued as a cost of securing the purchase of the Series A Preferred shares utilizing the Black-Scholes method and were valued by the Company at $2,649,102 and $2,144,927, respectively.

Finally, the Company issued 5,975,116 C and J warrants to the Vision Fund. The C warrants are only exercisable to the extent the J warrants are first exercised. The J warrants were issued December 31, 2007 and have a twelve (12) month term. They are exercisable at $2.18 per share for 5,975,116 shares of common stock. The Company valued these warrants at $990,631 utilizing the Black-Scholes method. None of these warrants have been exercised as of the date of the financial statements.

The C warrants are exercisable at $2.18 per share for 5,975,116 common shares. Utilizing the Black-Scholes method, these 5,975,116 shares have been valued at $1,530,102. They have a five (5) year term from December 28, 2007. None of these warrants have been or are eligible to be exercised as of the date of the financial statements.

We have considered FASB SFAS 133, Accounting for Derivative Instruments and Hedging Activities and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s own stock. EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Features, and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments in accounting for the conversion feature embedded within the Series A Stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion feature would be separately accounted for as a derivative liability from the Series A Stock since it can only be settled in shares of the Company’s own stock.

In accordance with this guidance, the Company recorded a deemed dividend in the amount of $3,975,120 by increasing the retained deficit and increasing additional paid in capital by that amount effective on December 28, 2007 to reflect the estimated fair value of the embedded conversion feature in the Series A Stock. The $3,975,120 amount represents the approximately $0.60 difference per share between the $1.81 liquidation value per share of the preferred stock and the $1.21 per share value of the warrants. This amount would normally be amortized over the period between the issue date and the conversion date, but because the Series A Stock is convertible immediately upon issuance, the entire amount was charged to retained earnings as a deemed dividend and an increase to additional paid in capital.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions including the expected stock price volatility and appropriate adjustments for restrictions on exercising the options. Because our warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, this model does not necessarily provide a reliable single measure of the fair value of its warrants.

MEDPRO SAFETY PRODUCTS, INC. Notes to Financial Statements (continued)

NOTE 10 – STOCK OPTIONS AND WARRANTS (Continued)

Assumptions used in valuing all but the J warrants included an expected term of 2.5 years, volatility of 43.54%, and an equivalent bond yield of 4.36%. Assumptions used in valuing the J warrants included an expected term of 1.0 years, volatility of 36.57%, and an equivalent bond yield of 4.53%.

The non-employee warrants can be summarized at December 31, 2007 as follows:

Warrant Holder	Exercise Price	Warrants Outstanding	Weighted Average Remaining Life	Shares Exercisable	Black-Scholes Valuation

Chrystal
Research	$1.99	68,036	2.5 Years	None	$21,885

SC Capital
Partners, LLC	$1.81	533,458	2.5 Years	None	$211,928

Vision Fund
A Warrants	$1.81	6,155,288	2.5 Years	6,155,288	$2,445,325

Vision Fund
B Warrants	$1.91	6,155,288	2.5 Years	6,155,288	$1,979,933

Vision Fund	$2.18	5,975,116	2.5 Years	None	$1,530,102
C Warrants

Vision Fund
J Warrants	$2.18	5,975,116	12 Months	5,975,116	$990,631

Sands Funds
A Warrants	$1.81	512,941	2.5 Years	512,941	$203,777

Sands Funds
B Warrants	$1.99	512,941	2.5 Years	512,941	$164,994

Exercisable at the end of the period, weighted average exercise price	$2.03	25,888,184	—	19,311,574	$7,548,575

The Company recorded unearned non-employee compensation for services of $21,885 as of December 31, 2007. Series A through J warrants issued in connection with the $13,000,000 preferred stock offering were non-compensatory as they were associated with the initial capital raise and would yield approximately $51.4 million if all are exercised for cash. We have considered FASB SFAS 133, Accounting for Derivative Instruments and Hedging Activities and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s own stock. EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Features, and 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments in accounting for the conversion feature embedded within the preferred stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion feature in the Series A Stock would be separately accounted for as a derivative component of equity, since it can only be settled in shares of the Company’s own stock.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)

NOTE 11 – EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding (See Note 10 for details of outstanding options and warrants). Because we have net losses for the periods presented, there is no dilutive effect and the basic and diluted loss per share are the same for all years presented.

NOTE 12 – SUBSEQUENT EVENTS

On March 6, 2008, the Company entered into a consulting agreement with SC Capital Partners, LLC to assist it with future capital requirements, strategic financial planning and support of the Company’s efforts to build shareholder liquidity. The agreement calls for a retainer of $15,000 per month, plus out-of-pocket expenses, beginning March 6, 2008, the date of execution. The agreement may be terminated by the Company with appropriate notice or upon satisfaction of the goals of the agreement. The agreement also contains certain fees for future capital milestones achieved. Warren Rustand, a Director of the Company, is a principal of SC Capital Partners, LLC.

MEDPRO SAFETY PRODUCTS, INC.
Balance Sheets
March 31, 2008 and December 31, 2007

	March 31, 2008 (Unaudited)	December 31,2007
ASSETS
Current Assets
Cash	$3,627,387	$6,341,132
Accounts receivable	23,428	22,801
Note Receivable - Vision Opportunity Master Fund, Ltd		2,000,000
Inventory	542,958	545,956
Due from SGPF, LLC	34,535	24,089
Other current assets	7,160	2,026

Total current assets	4,235,468	8,936,004

Property and Equipment
Equipment and tooling	1,061,385	1,040,750
Leasehold improvements	99,631	44,764
Computers, network and phones	96,677	90,800
Furniture and fixtures	64,728	40,628
Trade show booth	7,341	7,341

	1,329,762	1,224,283

Less: accumulated depreciation	121,413	105,662

Property and equipment, net	1,208,349	1,118,621

Other Assets
Intangible assets	3,067,442	3,067,442
Conditional License Agreement	3,000,000	3,000,000
Deferred financing costs	128,818	139,261

Total other assets	6,196,260	6,206,703

Total assets	$11,640,077	$16,261,328

See notes to financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Balance Sheets (Continued)
March 31, 2008 and December 31, 2007

	March 31, 2008 (Unaudited)	December 31,2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$464,750	$2,156,147
Accrued interest payable	56,647	539,549
Current portion of long term debt	2,701,802	2,358,089
Notes payable to and advances from shareholders	1,099,449	2,659,361

Total current liabilities	4,322,648	7,713,146

Long-Term Liabilities
Notes payable - long term portion	4,203,633	4,569,192

Total liabilities	8,526,281	12,282,338

Shareholders’ Equity
Preferred stock
$.01 par value; 10,000,000 shares authorized; 6,668,229 shares issued and
outstanding	66,682	66,682
Common stock
$.001 par value; 90,000,000 shares authorized; 13,285,072 shares issued and
outstanding and $.001 par value	13,285	13,285

Additional paid-in capital	26,333,840	26,333,840
Unearned share-based compensation	(21,885)	(21,885)
Accumulated deficit	(23,278,126)	(22,412,932)

Total shareholders’ equity	3,113,796	3,978,990

See notes to financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Statement of Operations
For the three months ended March 31, 2008 and 2007

	For the Three Months Ended March 31, 2008 (Unaudited)	For the Three Months Ended March 31, 2007 (Unaudited)
Sales
Needlyzer	$1,180	$1,389
Safe-Mate	15,848	12,887

Total sales	17,028	14,276

Cost of Goods Sold	3,350	2,791

Gross profit	13,678	11,485

Operating Expenses
Salaries, wages, and payroll taxes	218,385	131,676
Product development costs	46,165	73,873
Professional and insurance	269,440	25,825
General and administrative	161,659	101,517
Travel and entertainment	88,518	29,424
Depreciation and amortization	26,194	1,488

Total operating expenses	810,360	363,804

Loss from operations	(796,682)	(352,319)

Other Income (Expenses)
Interest expense	(165,719)	(215,523)
Income from debt forgiveness	65,152	-
Interest income	31,645	45
Other	410	78,594

Total other income (expenses)	(68,512)	(136,883)

Provision for income taxes	-	-

Net loss	$(865,194)	$(489,202)

Net Loss per share
Basic and diluted net loss per share	$(0.07)	$(0.05)

Shares used in computing earnings per share
Weighted average number of shares outstanding - basic and diluted	13,285,072	10,360,494

See notes to financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Statements of Shareholders’ Equity
For the three months ended March 31, 2008 (Unaudited) and the year ended December 31, 2007

	Common Stock		Preferred Stock		Unearned Compensation	Additional Paid-In Capital	Accumulated Deficiency	Total
	Shares	Amount	Shares	Amount
Balance, December
31, 2006	10,360,494	$10,361	-	-	-	$9,753,801	$(15,185,213)	$(5,421,051)

Common shares
issued in conversion
of debt	216,347	216				309,764		309,980

Common shares
issued to Jacobsen	7,641	8				(8)		-

Common shares
issued for cash	700,272	700				749,300		750,000

Common shares of
DentalServ.com
Corporation
Shareholders assumed
in the merger	1,406,387	1,406				(1,406)		-

Preferred shares
issued for cash, net of
issuance costs of
$1,407,340			6,668,229	66,682		11,525,978		11,592,660

Common shares
issued in connection
with issuance costs of
Preferred Stock	593,931	594				(594)		-

Common shares
issued for future
services					(21,885)	21,885		-

Deemed dividend on
imbedded conversion
feature in Preferred
Stock						3,975,120	(3,975,120)	-

Net loss							(3,252,599)	(3,252,599)

Balance, December
31, 2007	13,285,072	13,285	6,668,229	66,682	(21,885)	26,333,840	(22,412,932)	3,978,990

Net loss through
March 31, 2008							(865,194)	(865,194)

Balance, March 31,
2008	13,285,072	$13,285	6,668,229	$66,682	$(21,885)	$26,333,840	$(23,278,126)	$3,113,796

See notes to financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Statements of Cash Flows
For the three months ended March 31, 2008 and 2007

	For the Three Months Ended March 31, 2008 (Unaudited)	For the Three Months Ended March 31, 2007 (Unaudited)
Cash Flows From Operating Activities
Net loss	$(865,194)	$(489,711)
Adjustments to reconcile net loss to net cash
flows from operating activities:
Depreciation	15,751	1,488
Amortization of financing costs	10,443
Changes in operating assets and liabilities
Accounts receivable	(627)	(3,966)
Inventory	2,998	38,699
Other current assets	(5,134)	-
Accounts payable and accrued expenses	(1,841,398)	(51,820)
Accrued interest payable	(332,903)	70,483

Net cash flows from operating activities	(3,016,064)	(434,827)

Cash Flows From Investing Activities
Advances to SGPF, LLC	(10,446)	-
Purchases of property, equipment and intellectual property	(105,477)	(4,791)

Net cash flows from investing activities	(115,923)	(4,791)

Cash Flows From Financing Activities
Collection of notes receivable	2,000,000	-
Proceeds from bank borrowings		395,000
Repayments on bank borrowings	(21,846)	(18,303)
Net repayments on notes payable to and advances from shareholders	(1,559,912)	80,000

Net cash flows from financing activities	418,242	456,697

Net increase (decrease) in cash	(2,713,745)	17,079

Cash at the beginning of the period	6,341,132	59,954

	-
Cash at the end of the period	$3,627,387	$77,033

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$648,623	$262,300

See notes to financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements
(Unaudited)

NOTE 1 – BASIS OF PRESENTATION AND NATURE OF BUSINESS

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008. For further information, refer to the Company’s financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2007.

NOTE 2 – INCOME TAXES

Income tax expense is provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the effects of net operating loss carry forwards and differing basis, depreciation methods, and lives of depreciable assets. The deferred tax assets represent the future tax return consequences of those differences, which will be deductible when the assets are recovered.

No income tax benefit (expense) was recognized for the three months ended March 31, 2008 as a result of the loss in the current period and because deferred tax benefits, derived from the Company’s prior net operating losses, were previously fully reserved and the Company has cumulative net operating losses for tax purposes in excess of $12.5 million.

NOTE 3 – EARNINGS PER SHARE

In accordance with Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share”, basic earnings per share were computed using 13,285,072 shares for the three months ended March 31, 2008 and 10,360,494 shares for the three months ended March 31, 2007. Neither period reflected any changes in the number of shares outstanding. The basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share are based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. Because the Company has net losses for the periods presented, there is no dilutive effect and the basic and diluted loss per share are the same for all periods presented.

NOTE 4 - RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements - In June 2006, FIN 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of SFAS No. 109, clarified the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements. The Interpretation requires that we determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the more likely than not recognition criteria, FIN 48 requires the tax position be measured at the largest amount of benefit greater than fifty percent (50%) likely of being realized upon ultimate settlement. This accounting standard was effective for fiscal years beginning after December 15, 2006. The effect of adopting FIN 48 did not have a material effect on our financial position and results of operations. The Company currently has tax return periods open beginning with December 31, 2004 through December 31, 2007.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)
(Unaudited)

NOTE 4 - RECENT ACCOUNTING PRONOUNCEMENTS, (Continued)

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. SAB 108 was effective for the Company’s fiscal year 2007 annual financial statements. The adoption of SAB 108 did not significantly impact our financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). This standard defines fair value, establishes the framework for measuring fair value in accounting principles generally accepted in the United States and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements.

Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 did not have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FAS 115 (“SFAS No.159”). SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. We are continuing to evaluate the desirability of adopting SFAS No. 159. SFAS No. 159 was effective for fiscal years beginning after November 15, 2007 and will be applied prospectively.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” (“SFAS No. 141(R)”) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements,” (“SFAS No. 160”). These standards were designed to improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141(R) requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. SFAS No. 160 also eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 141(R) and SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. The Company has not yet concluded what impact these new standards will have, if any, on its Financial Statements.

NOTE 5 – ACQUISITIONS

On January 10, 2007 the Company completed the acquisition of Vacumate, LLC, contemplated in the prior year financial statements. The old MedPro shareholders received 40% of the shares they previously held in a reverse split of the Company’s shares and the Vacumate, LLC members received 60% of the old MedPro shares previously held by the existing MedPro shareholders immediately prior to a reverse split.

On December 28, 2007 the Company completed a reverse merger takeover of DentalServ.com, a publicly traded Nevada corporation with nominal assets and no operations. It was formerly listed as DSRV on the OTCBB (over the counter bulletin board). MedPro survived the merger for accounting purposes. Accordingly, these financial statements reflect the historical operations of MedPro pre-merger except that the capital structure is that of

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)
(Unaudited)

NOTE 5 – ACQUISITIONS, (Continued)

DentalServ, the legal acquirer. DentalServ’s financial activity after the merger has been reflected in the Company’s financial statements. The combined entity is listed as MPSP on the OTCBB.

NOTE 6 – INVENTORY

The Company’s legacy product, Needlyzer, has not experienced the success anticipated by the Company. The Company has made a decision to discontinue its selling strategy regarding this product, and plans to liquidate its inventory completely. It is currently in negotiations with a customer that has expressed interest in purchasing the remaining inventories. This customer purchased 72 devices and related equipment from the Company in 2006 for approximately $315 per unit, and had indicated that they are working on a proposal to purchase the remaining inventory that the Company has on hand. During 2007, the same customer purchased an additional 75 units. The Company has reduced the value of this inventory from its original cost to an amount that is equivalent to its estimated net realizable value less all applicable disposition costs. The write down of the inventory from its original cost occurred in December 31, 2004, and amounted to $394,474.

NOTE 7 – NOTES PAYABLE TO AND ADVANCES FROM SHAREHOLDERS

Notes payable to and advances from shareholders represent loans and advances received from officers, directors, shareholders and entities in which they exert significant control over. They are comprised of the following:

	March 31, 2008	December 31, 2007
Short term advances with no stated terms
settled in the ordinary course of business	$6,116	$6,116

Demand and promissory notes with varying
interest rates	1,093,333	2,653,245

	$1,099,449	$2,659,361

Short term advances consisted of $6,116 for both March 31, 2008 and December 31, 2007, which were due to various related parties including a company controlled by the Company Chairman for unsettled advances and services.

At December 31, 2007 the promissory notes generally contained interest rates ranging to 20% per annum plus penalty interest when they reached maturity and remained unpaid. At December 31, 2007 they included $110,000 in notes that by their terms were convertible at approximately $3.70 per share. During 2007, several convertible note holders exchanged debt and accrued interest totaling $309,980 for 216,347 shares of the pre-DentalServ merger common stock of the Company. There was $200,000 of notes payable to a former director of pre-merger MedPro. During 2007, $100,000 of those notes was paid and the balance of $100,000, plus accrued interest, was paid in early 2008. The notes were non-interest bearing until July 1, 2007 at which time interest was accrued at 6% per annum. As of December 31, 2007 the Company had accrued but unpaid interest on this note of $3,000 reflected on its financial statements. The unpaid accrued interest and 2008 accruals were paid in full on this note in the first quarter of 2008. The only remaining shareholder debt at March 31, 2008 consisted of notes and accounts payable to the Company’s Chairman or related entities totaling $993,616, $45,833 of accrued fees to the Company COO, Walter Weller, and $60,000 payable to Vision assumed from pre-merger DentalServ.com.

At December 31, 2007 the Company owed Baton Development, Inc. $74,912, Wayne Wellman, a shareholder $25,000, and had accrued, but unpaid compensation payable to its Chairman and its Chief Operating Officer

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)
(Unaudited)

NOTE 7 – NOTES PAYABLE TO AND ADVANCES FROM SHAREHOLDERS, (Continued)

totaling $133,333. Since December 31, 2007 the $74,912 was paid to Baton Development, Inc. and $25,000 was paid to Wayne Wellman.

At December 31, 2007, the balance of the promissory notes was represented by a $2,150,000 note to a company controlled by the Company’s Chairman as described in Note 8. Interest on $2,000,000 of the outstanding principal balance was calculated at 6.0%, beginning on January 1, 2007, on the then unpaid principal balance. As of December 31, 2007 the Company had accrued $120,000 of interest on this promissory note. Principal and all accrued interest on the note must be repaid on the date the Company completes an equity or debt financing resulting in gross proceeds to the Company of at least $6,000,000. The note also allows for various penalty provisions in the form of additional interest, as defined in the note, if all principal and accrued interest is not repaid by December 31, 2007. The note is callable if not repaid by December 31, 2008. During 2008 and based upon a use of proceeds schedule agreed between the Company and the Preferred investors, the Company has retired all of the accrued interest and $1,250,000 of this note. Interest is being paid monthly in 2008.

NOTE 8 – RELATED PARTY TRANSACTIONS

The $900,000 remaining balance of the demand note payable discussed in Note 7 above is to CRM Development Company (“CRM”) an entity that is owned by the Company’s Chairman, and CEO. The note originated on September 1, 2006 as part of a corporate debt restructuring of the Company. CRM has continually loaned money to the Company, provided services for the Company, paid various Company related expenses directly, guaranteed Company loans, and subsidized the office lease expense on behalf of the Company, which is located in a building owned by a partnership in which the Chairman is a partner. CRM agreed to forgive amounts otherwise owed or accruable to it under its loan agreements with the Company in exchange for 1,340,765 post split/post-merger shares of common stock valued at $1,822,805 and a promissory note payable from the Company in the amount of $2,000,000. The Company recognized a gain of $1,294,526 in connection with the debt forgiveness from CRM. During 2007 an additional $150,000 was loaned by CRM to the Company.

In addition to the transactions discussed above and in Note 7, the Company incurred interest expense on the indebtedness to shareholders totaling approximately $19,000 for the three months ended March 31, 2008 and $78,000 for three months ended March 31, 2007. Accounts payable to officers and employees of the Company totaled approximately $139,000 at March 31, 2008 and $195,000 at December 31, 2007.

On March 6, 2008, the Company entered into a consulting agreement with SC Capital Partners, LLC to assist it with future capital requirements, strategic financial planning and support of the Company’s efforts to build shareholder liquidity. The agreement calls for a retainer of $15,000 per month, plus out-of-pocket expenses, beginning March 6, 2008, the date of execution. The agreement may be terminated by the Company with appropriate notice or upon satisfaction of the goals of the agreement. The agreement also contains certain fees for future capital transactions. Warren Rustand, a Director of the Company, is a principal of SC Capital Partners, LLC.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)
(Unaudited)

NOTE 9 – LONG-TERM DEBT

Long-term debt at March 31, 2008 and December 31, 2007 consists of the following:

	2008	2007
Payable to Fifth Third Bank, Term Loan, interest
payable at prime plus 2%, monthly payments of
$138,889 beginning June 2008, maturing
August 1, 2011,collateralized by an assignment of
intellectual properties	$5,000,000	$5,000,000

Payable to Fifth Third Bank, Revolving Line of Credit,
Interest at prime plus 2%, payable monthly beginning
in April 2007, due August 1, 2008	1,492,500	1,492,500

Payable to Whitaker Bank, Draw Loan, interest payable
at 7.5% monthly payments of principal and interest of
$10,000 due through July 23, 2010, secured by certain
inventory of the Company and personally guaranteed by
the Company’s Chairman, CFO and two other shareholders	412,935	434,781

	6,905,435	6,927,281

Less: Current Portion	2,701,802	2,358,089

Long-term portion	$4,203,633	$4,569,192

The revolving line of credit, as amended in March 2007, permits the Company to draw up to $1,500,000.

At December 31, 2007, the Company was not in compliance with certain financial covenants under its loan agreement with Fifth Third Bank which the Bank agreed to waive for twelve months following December 31, 2007.

Maturities of long-term debt are summarized as follows for each twelve month period ended March 31:

2009	$1,531,439
2010	1,646,498
2011	1,025,696

$4,203,633

NOTE 10 – SHAREHOLDERS’ EQUITY

The Company is authorized to issue 90,000,000 shares of Common Stock with a par value of $0.001 per share and 10,000,000 shares of Series A Convertible Preferred Stock with a par value of $.01 per share. At March 31, 2008 and December 31, 2007, the Company had 13,285,072 shares of Common Stock outstanding and 6,668,229 Series A Convertible Preferred Stock outstanding. In addition, warrants to purchase 25,888,184 shares of common stock were outstanding at both March 31, 2008 and December 31, 2007. The Company issued the Series A Convertible Preferred Stock and warrants as a result of a private placement to institutional investors completed on December 28, 2007.

The reverse takeover merger with Dentalserv.com was a condition to the purchase of MedPro’s preferred stock and stock purchase warrants by Vision Opportunity Master Fund, Ltd (Vision Fund) and three Sands Brothers

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)
(Unaudited)

NOTE 10 – SHAREHOLDERS’ EQUITY, (Continued)

Venture Capital Funds (Sands Funds) under the terms of the preferred stock purchase agreement with these institutional investors.

The Vision Fund and the Sands Funds were issued a total of 6,668,229 shares of Series A Convertible Preferred Stock in the private placement. The Series A Convertible Preferred Stock has 5% cumulative dividends, based on the termination value of the preferred at the issue date, in the event of liquidation, dissolution and certain other events. The Preferred Stock is also convertible, at the option of the holder, at any time into an equal number of shares of the common stock of the Company. As of March 31, 2008, if the Company were to liquidate, dissolve or engage in certain other transactions, the Company would owe the Preferred Shareholders a liquidation preference dividend of $155,882. This amount has not been recorded in the financial statements.

The Vision Fund and the Sands Funds were also issued 6,668,229 Series “A” and Series “B” warrants for each share of preferred stock issued to them. Both the “A” and “B” Warrants have a five (5) year term for exercise from December 28, 2007. The “A” warrant has an exercise price of $1.81 per share and the “B” warrant is exercisable at $1.99 per share. In addition, the Vision Fund was issued two other Series of warrants. Vision received 5,975,116 “J” warrants exercisable for 5,975,116 common shares at $2.18 per share. These warrants have a twelve (12) month term from December 28, 2007. Vision also received 5,975,116 “C” Warrants, exercisable for 5,976,116 common shares for five (5) years from December 28, 2007, at $2.18 per share. The “C” warrants are only exercisable to the extent of the exercise of the “J” warrants. See Note 12 for details on the valuation of these warrants.

For advisory services in connection with the private placement, SC Capital Partners, LLC was issued a warrant to purchase 533,458 shares of Common Stock for a price of $1.81 per shares. SC Capital’s warrant becomes exercisable only if, and to the extent that, the “A” warrants are exercised. A vendor was also authorized to receive a warrant to acquire 68,036 shares of MedPro for $1.99 per share to be issued when an article regarding MedPro is published in the vendor’s research publication. The research article is expected to be published in the second quarter of 2008.

NOTE 11 – LEASE COMMITMENT WITH RELATED PARTY

The Company leases its office and storage facility in Lexington, Kentucky, under a non-cancelable operating lease with a related party. On January 10, 2007, the Company signed a lease addendum that among other things extended the term of the April 16, 1998 lease. The addendum allowed for an extension of the original lease through August 2012 in accordance with renewal language in the 1998 lease. The addendum also contains two five year extension options. The addendum acknowledged that the Company was in good standing and was not in arrears on lease payments or in default of any provisions within the lease or subsequent addendums. The addendum called for payments of $3,500 each month for the period from January 1, 2007, through July 31, 2007. Monthly lease payments increased to $6,500 beginning August 1, 2007, and continued until January 31, 2008. On and after February 1, 2008 the lease was amended to $6,975 per month ($83,700 per year) for the remainder of the term in connection with an expansion of the rentable square footage to encompass an additional 1,063 of unimproved space that was fit up by the Company in early 2008.

Total lease expense was $20,450 for the three months ended March 31, 2008 and $57,000 for the year ended December 31, 2007.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)
(Unaudited)

NOTE 11 – LEASE COMMITMENT WITH RELATED PARTY, (Continued)

Future minimum annual lease payments at March 31, 2008, are as follows:

(12 month periods
ended March 31)
2008	$ 83,700
2009	83,700
2010	83,700
2011	83,700
2012	27,900

$ 362,700

NOTE 12 – STOCK WARRANTS

Non-employee warrants

The Company issued warrants to acquire 68,036 common shares to Chrystal Research for $1.99 per share. The warrants will serve as future compensation in anticipation of a research report to be written and published about the Company in Chrystal Research’s medical device industry publication. Utilizing the Black-Scholes method, the Company valued these warrants at $21,885 and reflected them as unearned compensation in its shareholder equity section. There have not been exercised and are not eligible to be exercised until after the report is issued. The report is expected to be issued in the second quarter of 2008. These warrants have a five (5) year term beginning on December 28, 2007.

The Company issued warrants to acquire 533,458 common shares to SC Capital Partners, LLC for $1.81 per share. These warrants are exercisable only if and to the extent of the ratio of the “A” warrants exercised by the Vision Fund. The term of these warrants mirror the “A” warrants and are five (5) years from December 28, 2007. None of these warrants have been or are eligible to be exercised as of the financial statement date. These warrants were issued in connection with and compensation for assistance with the capital raised through the sale of the $13,000,000 of Series A Convertible Preferred Stock. The Company has valued the warrants at $211,928 utilizing the Black-Scholes method.

The Company has issued warrants to the Vision Fund and the Sands Funds as companion warrants to the purchase of the Series A Convertible Preferred Stock. These warrants include 6,668,229 warrants to acquire common shares for five (5) years from December 28, 2007. The A and B warrants, as they are called, were issued at $1.81 and $1.99, respectively. None of these warrants have been exercised as of the balance sheet date. They have been valued as a cost of securing the purchase of the Series A Preferred shares utilizing the Black-Scholes method and were valued by the Company at $2,649,102 and $2,144,927, respectively.

Finally, the Company issued 5,975,116 C and J warrants to the Vision Fund. The C warrants are only exercisable to the extent the J warrants are first exercised. The J warrants were issued December 31, 2007 and have a twelve (12) month term. They are exercisable at $2.18 per share for 5,975,116 shares of common stock. The Company valued these warrants at $990,631 utilizing the Black-Scholes method. None of these warrants have been exercised as of the date of the financial statements.

The C warrants are exercisable at $2.18 per share for 5,975,116 common shares. Utilizing the Black-Scholes method, these 5,975,116 shares have been valued at $1,530,102. They have a five (5) year term from December 28, 2007. None of these warrants have been or are eligible to be exercised as of the date of the financial statements.

MEDPRO SAFETY PRODUCTS, INC.
Notes to Financial Statements (continued)
(Unaudited)

NOTE 12 – STOCK WARRANTS, (Continued)

The Company recorded unearned non-employee compensation for services of $21,885 as of December 31, 2007. Series A through J warrants issued in connection with the $13,000,000 preferred stock offering were non-compensatory as they were associated with the initial capital raise and would yield approximately $51.4 million if all are exercised.

We have considered FASB SFAS 133, Accounting for Derivative Instruments and Hedging Activities and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s own stock. EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Features, and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments in accounting for the conversion feature embedded within the preferred stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion feature in the Series A Stock would be separately accounted for as a derivative component of equity, since it can only be settled in shares of the Company’s own stock.

The Company recorded a deemed dividend in accordance with this guidance in the amount of $3,975,120 by increasing the retained deficit and increasing additional paid in capital. This amount was determined based on the relative estimated fair value of the embedded conversion feature in the preferred shares and the detachable warrants.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions including the expected stock price volatility and appropriate adjustments for restrictions on exercising the options. Because our warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, this model does not necessarily provide a reliable single measure of the fair value of its warrants.

Assumptions used in valuing all but the J warrants included an expected term of 2.5 years, volatility of 43.54%, and an equivalent bond yield of 4.36%. Assumptions used in valuing the J warrants included an expected term of 1.0 years, volatility of 36.57%, and an equivalent bond yield of 4.53%.

NOTE 13 – SUBSEQUENT EVENT

MedPro recently determined to cease offering Safe-Mate as part of its product portfolio, effective as of May 14, 2008. Safe-Mate has not generated material revenue during the time MedPro marketed the product, and the Company concluded Safe-Mate no longer presents a sustainable opportunity moving forward. All of the products that MedPro currently has under development or is planning for the future incorporate passive safety designs. As a result of Safe-Mate’s non-passive design and limited sales, the Company has decided to focus on what it now views as its core technology and technological distinction in the sharps risk reduction marketplace. The Company is currently in the process of determining the salvage value, if any, of the inventory with a current carrying value of approximately $50,000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

     The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. The registrant will pay all of these amounts. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$4,552
Accounting Fees and Expenses	25,000
Legal Fees and Expenses (excluding Blue Sky)	50,000
Printing and Engraving Fees and Expenses	10,000
Blue Sky Fees and Expenses	25,000
Transfer Agent and Registrar Fees and Expenses	2,500
Miscellaneous	7,948

Total	$125,000

Item 14. Indemnification of Directors and Officers

     Under Nevada law and pursuant to our Articles of Incorporation and bylaws, MedPro may indemnify its officers and directors for various expenses and damages resulting from their acting in these capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to MedPro’s officers or directors pursuant to the foregoing provisions, MedPro has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

     During the past three years, we have issued the following unregistered securities. None of the these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder.

     On December 28, 2007, in connection with our merger into Dentalserv.com, and concurrent private placement of units, we issued the following securities:

  Accredited investors made a $13 million investment in MedPro to purchase 6,668,230 units comprised of one share of Series A Stock and a variable series of common stock purchase warrants. The purchase price was $1.945 per unit. The warrants consist of Series A, Series B, Series C, and Series J warrants. The warrants are convertible into 25,286,691 shares of common stock at prices ranging from $1.81 to $2.18 per share.

  We issued 11,284,754 shares of common stock to the shareholders of our predecessor corporation.

  We issued 593,931 newly issued shares of our common stock, and warrants to purchase 533,458 shares of our common stock at an exercise price of $1.81 as a fee for financial advisory services in connection with the investment in our company by the accredited investors.

     On February 19, 2005, DentalServ issued 50,000 shares of its common stock as partial consideration for an operating software product.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibit No.	Exhibits Description

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed on January 4, 2008).

3.2	Bylaws (incorporated by reference to Exhibit 3.2 to Form 8-K filed on January 4, 2008).

4.1*	Certificate of Designations, Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to Form 8-K/A filed on September 10, 2007).

4.2	Form of Series A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 to Form 8-K/A filed on September 10, 2007).

4.3	Form of Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 to Form 8-K/A filed on September 10, 2007).

4.4	Form of Series J Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.5 to Form 8-K/A filed on September 10, 2007).

4.5	Form of Series C Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.6 to Form 8-K/A filed on September 10, 2007.

4.6	Series A Convertible Stock Purchase Agreement dated as of September 5, 2007 (incorporated by reference to Exhibit 4.6 to Form 10-K filed on April 18, 2008).

5.1**	Opinion of Frost Brown Todd LLC.

10.1	Technology Acquisition Agreement, dated February 19, 2007, by and among SGPF, LLC, Hooman Asbaghi and Visual Connections, Inc (incorporated by reference to Exhibit 10.1 to Form 10-K filed on April 18, 2008).

10.2	Technology Development and Option Agreement, between SGPF, LLC and MedPro Safety Products, Inc. (incorporated by reference to Exhibit 10.2 to Form 10-K filed on April 18, 2008).

10.3	Loan Agreement and Amendments, between Fifth Third Bank and MedPro Safety Products, Inc. (incorporated by reference to Exhibit 10.3 to Form 10-K filed on April 18, 2008).

10.4	Promissory Note, dated September 1, 2006, between MedPro Safety Products, Inc. and CRM Development Company (incorporated by reference to Exhibit 10.4 to Form 10-K filed on April 18, 2008).

10.5	Financial Advisory Agreement, between MedPro Safety Products, Inc and SC Capital Partners LLC (incorporated by reference to Exhibit 10.5 to Form 10-K filed on April 18, 2008).

10.6**	Option Agreement, dated November 4, 2007, between MedPro Safety Products, Inc. and Unilife Medical Solutions Limited.

10.7*	Third Amended and Restated Guaranty of Payment and Performance, dated September 1, 2007, by and between Fifth Third Bank, MedPro Safety Products, Inc. and William Craig Turner.

23.1*	Consent of Rodefer Moss & Co., an independent registered public accounting firm.

23.2	Consent of Frost Brown Todd LLC (included in Exhibit 5.1).

24.1	Power of Attorney (previously filed).

*	Filed herein.

**	To be filed by amendment.

(b)	Financial Statement Schedules [Not applicable.]

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

		(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

		(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

		(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

	(2)		That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)		To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

	(4)		That, for the purpose of determining liability under the Securities Act to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lexington, Kentucky on June 30, 2008.

MEDPRO SAFETY PRODUCTS, INC.

By:	/s/ Walter W. Weller
Walter W. Weller President and Chief Operating Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ W. Craig Turner W. Craig Turner	Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)	June 30, 2008

/s/ Marc T. Ray Marc T. Ray	Vice President Finance, Chief Financial Officer (Principal Financial and Accounting Officer)	June 30, 2008

/s/ Walter W. Weller Walter W. Weller	President, Chief Operating Officer, Director	June 30, 2008

* /s/ Gary A. Peterson Gary A. Peterson	Director	June 30, 2008

* /s/ Warren Rustand Warren Rustand	Director	June 30, 2008

*By	/s/ Marc T. Ray
Marc T. Ray, as attorney-in-fact for the named individual pursuant to the power-of-attorney previously filed with this registration statement.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed on January 4, 2008).

3.2	Bylaws (incorporated by reference to Exhibit 3.2 to Form 8-K filed on January 4, 2008).

4.1*	Certificate of Designations, Series A Convertible Preferred Stock.

4.2	Form of Series A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 to Form 8-K/A filed on September 10, 2007).

4.3	Form of Series B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 to Form 8-K/A filed on September 10, 2007).

4.4	Form of Series J Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.5 to Form 8-K/A filed on September 10, 2007).

4.5	Form of Series C Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.6 to Form 8-K/A filed on September 10, 2007.

4.6	Series A Convertible Stock Purchase Agreement dated as of September 5, 2007 (incorporated by reference to Exhibit 4.6 to Form 10-K filed on April 18, 2008).

5.1**	Opinion of Frost Brown Todd LLC.

10.1	Technology Acquisition Agreement, dated February 19, 2007, by and among SGPF, LLC, Hooman Asbaghi and Visual Connections, Inc (incorporated by reference to Exhibit 10.1 to Form 10-K filed on April 18, 2008).

10.2	Technology Development and Option Agreement, between SGPF, LLC and MedPro Safety Products, Inc. (incorporated by reference to Exhibit 10.2 to Form 10-K filed on April 18, 2008).

10.3	Loan Agreement and Amendments, between Fifth Third Bank and MedPro Safety Products, Inc. (incorporated by reference to Exhibit 10.3 to Form 10-K filed on April 18, 2008).

10.4	Promissory Note, dated September 1, 2006, between MedPro Safety Products, Inc. and CRM Development Company (incorporated by reference to Exhibit 10.4 to Form 10-K filed on April 18, 2008).

10.5	Financial Advisory Agreement, between MedPro Safety Products, Inc and SC Capital Partners LLC (incorporated by reference to Exhibit 10.5 to Form 10-K filed on April 18, 2008).

10.6**	Option Agreement, dated November 4, 2007, between MedPro Safety Products, Inc. and Unilife Medical Solutions Limited.

10.7*	Third Amended and Restated Guaranty of Payment and Performance, dated September 1, 2007, by and between Fifth Third Bank, MedPro Safety Products, Inc. and William Craig Turner.

23.1*	Consent of Rodefer Moss & Co., an independent registered public accounting firm.

23.2	Consent of Frost Brown Todd LLC (included in Exhibit 5.1).

24.1	Power of Attorney (previously filed).

*Filed herein.
**To be filed by amendment